UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2013
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this report on Form 6-K is the Underwriting Agreement dated January 25, 2013 by and among Ship Finance International Limited (the “Company”), Deutsche Bank Securities Inc. and ABG Sundal Collier Inc. relating to the issuance and sale of up to $350,000,000 aggregate principal amount of 3.25% convertible senior notes due 2018.

Attached hereto as Exhibit 99.2 to this report on Form 6-K is the Underwriting Agreement dated January 25, 2013 by and among the Company, SFL Capital II Ltd. (“SFLC”), Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc., relating to the sale of up to 6,060,606 borrowed common shares.

Attached hereto as Exhibit 99.3 to this report on Form 6-K is the First Supplemental Indenture dated January 30, 2013 by and among the Company, U.S. Bank National Association and Deutsche Bank Trust Company Americas.

Attached hereto as Exhibit 99.4 to this report on Form 6-K is the Share Lending Agreement dated January 25, 2013 by and among the Company, SFLC, and Deutsche Bank AG, London Branch.

Attached hereto as Exhibit 5.1 to this report on Form 6-K is the opinion of Seward & Kissel LLP relating to the legality and validity of the Notes.

This report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-170598) that was filed with the U.S. Securities and Exchange Commission with an effective date of November 15, 2010.

EXHIBIT 99.1

SHIP FINANCE INTERNATIONAL LIMITED

(a Bermudian exempted company)

3.25% Convertible Senior Notes due 2018

UNDERWRITING AGREEMENT

Dated:  January 25, 2013

EXECUTION VERSION

SHIP FINANCE INTERNATIONAL LIMITED

(a Bermudian exempted company)

3.25% Convertible Senior Notes due 2018

UNDERWRITING AGREEMENT

January 25, 2013
Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005

ABG Sundal Collier Inc.
535 Madison Avenue, 17th floor
New York, NY 10022

as the Representatives of the several
Underwriters named in Schedule A hereto

Ladies and Gentlemen:

Ship Finance International Limited, a Bermudian exempted company (the "Company"), subject to the terms and conditions stated herein, proposes to issue and sell to the several underwriters named in Schedule A attached hereto (collectively, the "Underwriters"), for whom ABG Sundal Collier Inc. and Deutsche Bank Securities Inc. (the "Representatives") are acting as representatives, an aggregate principal amount of $350,000,000 of the Company's 3.25% Convertible Senior Notes due 2018 (the "Notes") to be issued pursuant to the provisions of an indenture, as supplemented by a first supplemental indenture, each to be dated as of January 30, 2013 (collectively, the "Indenture") between the Company and U.S. Bank National Association, as trustee (the "Trustee").  The Notes will be convertible into cash, shares of common stock, par value $1.00 per share, of the Company (the "Common Stock") or a combination of cash and shares of Common Stock at the option of the Company. As used herein, the "Underlying Securities" means the Common Stock issuable, if any, upon conversion of the Notes.

The Notes and the Underlying Securities will be registered under the Securities Act of 1933, as amended (the "1933 Act").

Concurrently with the issuance of the Notes, up to 6,060,606 shares of Common Stock (the "Loaned Shares") are being loaned by SFL Capital II Ltd., a Bermudian exempted Company ("SFLC"), and a wholly-owned subsidiary of the Company, to Deutsche Bank AG, London Branch (the "Borrower") pursuant to and upon the terms set forth in the share lending agreement (the "Share Lending Agreement") dated as of January 25, 2013, between the Company, SFLC and the Borrower (the "Concurrent Offering"). In connection with the Share Lending Agreement, SFLC is entering into a stock loan agreement (the "Hemen Share Lending Agreement") with Hemen Holding Ltd. ("Hemen"), whereby SFLC will borrow shares of Common Stock from Hemen in order to loan such shares to the Borrower as

Loaned Shares under the Share Lending Agreement.  All Loaned Shares under the Share Lending Agreement will have been borrowed by SFLC from Hemen under the Hemen Share Lending Agreement.

The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") an automatic shelf registration statement on Form F-3 (File No. 333-170598) covering the public offering and sale of certain securities, including the Notes and the Underlying Securities, under the 1933 Act, and the rules and regulations promulgated thereunder (the "1933 Act Regulations"), which automatic shelf registration statement became effective under Rule 462(e) under the 1933 Act Regulations ("Rule 462(e)"). Such registration statement, as of any time, means such registration statement as amended by any post-effective amendments thereto to such time, including the exhibits and any schedules thereto at such time, the documents incorporated or deemed to be incorporated by reference therein at such time pursuant to Item 6 of Form F-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to Rule 430B under the 1933 Act Regulations ("Rule 430B"), is referred to herein as the "Registration Statement;" provided, however, that the "Registration Statement" without reference to a time means such registration statement as amended by any post-effective amendments thereto as of the time of the first contract of sale for the Notes, which time shall be considered the "new effective date" of such registration statement with respect to the Notes within the meaning of paragraph (f)(2) of Rule 430B, including the exhibits and schedules thereto as of such time, the documents incorporated or deemed incorporated by reference therein at such time pursuant to Item 6 of Form F-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to the Rule 430B.  Each preliminary prospectus used in connection with the offering of the Notes, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act, are collectively referred to herein as a "preliminary prospectus."  Promptly after execution and delivery of this Agreement, the Company will prepare and file a final prospectus relating to the Notes in accordance with the provisions of Rule 424(b) under the 1933 Act Regulations ("Rule 424(b)").  The final prospectus, in the form first furnished or made available to the Underwriters for use in connection with the offering of the Notes, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act, are collectively referred to herein as the "Prospectus."  For purposes of this Agreement, all references to the Registration Statement, any preliminary prospectus, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (or any successor system) ("EDGAR").

As used in this Agreement:

"Applicable Time" means 9:15 A.M., New York City time, on January 25, 2013, or such other time as agreed by the Company and the Representatives.

"General Disclosure Package" means any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent preliminary prospectus (including any documents incorporated therein by reference) that is distributed to investors prior to the Applicable Time and the information included on Schedule B hereto, all considered together.

"Issuer Free Writing Prospectus" means any "issuer free writing prospectus," as defined in Rule 433 of the 1933 Act Regulations ("Rule 433"), including without limitation any "free writing prospectus" (as defined in Rule 405 of the 1933 Act Regulations ("Rule 405")) relating to the Notes that is (i) required to be filed with the Commission by the Company, (ii) a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Notes or of the offering that does not

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reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).

"Issuer General Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a "bona fide electronic road show," as defined in Rule 433), as evidenced by its being specified in Schedule C hereto.

"Issuer Limited Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" (or other references of like import) in the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed incorporated by reference in the Registration Statement, any preliminary prospectus or the Prospectus, as the case may be, prior to the execution and delivery of this Agreement; and all references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include the filing of any document under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "1934 Act"), incorporated or deemed to be incorporated by reference in the Registration Statement, such preliminary prospectus or the Prospectus, as the case may be, at or after the execution and delivery of this Agreement.

SECTION 1.    Representations and Warranties.

(a)           Representations and Warranties by the Company.  The Company represents and warrants to each Underwriter as of the date hereof, the Applicable Time and the Closing Date (as defined below) and agrees with each Underwriter, as follows:

(i)           Registration Statement and Prospectuses.  The Company meets the requirements for use of Form F-3 under the 1933 Act.  The Registration Statement is an "automatic shelf registration statement" (as defined in Rule 405) and the Notes have been and remain eligible for registration by the Company on such automatic shelf registration statement.  Each of the Registration Statement and any post-effective amendment thereto has become effective under the 1933 Act.  No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company's knowledge, contemplated.  The Company has complied with each request (if any) from the Commission for additional information.

Each of the Registration Statement and any post-effective amendment thereto, at the time of its effectiveness and at each deemed effective date with respect to the Underwriters pursuant to Rule 430B(f)(2) under the 1933 Act Regulations, complied in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations.  Each preliminary prospectus, the Prospectus and any amendment or supplement thereto, at the time each was filed with the Commission, complied in all material respects with the requirements of the 1933 Act Regulations and each preliminary prospectus and the Prospectus delivered to the Underwriters for use in connection with this offering was identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

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The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, when they became effective or at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission under the 1934 Act (the "1934 Act Regulations").

(ii)          Accurate Disclosure.  Neither the Registration Statement nor any amendment thereto, at its effective time or at the Closing Date, contained, contains or will contain an untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  As of the Applicable Time, neither (A) the General Disclosure Package nor (B) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Neither the Prospectus nor any amendment or supplement thereto (including any prospectus wrapper), as of its issue date, at the time of any filing with the Commission pursuant to Rule 424(b) or at the Closing Date, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, at the time the Registration Statement became effective or when such documents incorporated by reference were filed with the Commission, as the case may be, when read together with the other information in the Registration Statement, the General Disclosure Package or the Prospectus, as the case may be, did not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) made in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use therein.  For purposes of this Agreement, the only information so furnished shall be the information in the third paragraph, the third sentence of the seventh paragraph and the sixteenth and eighteenth paragraphs insofar as such paragraphs relate to stabilization activities that may be undertaken by the Underwriters, in each case under the caption "Underwriting" contained in the Prospectus (collectively, the "Underwriter Information").

(iii)         Issuer Free Writing Prospectuses.  No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.  Any offer that is a written communication relating to the Notes made prior to the initial filing of the Registration Statement by the Company or any person acting on its behalf (within the meaning, for this paragraph only, of Rule 163(c) of the 1933 Act Regulations) has been filed with the Commission in accordance with the exemption provided by Rule 163 under the 1933 Act Regulations ("Rule 163") and otherwise complied with the requirements of Rule 163, including without limitation the legending requirement, to qualify such offer for the exemption from Section 5(c) of the 1933 Act provided by Rule 163.

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(iv)         Well-Known Seasoned Issuer.  (A) At the original effectiveness of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the 1933 Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the 1934 Act or form of prospectus), (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the 1933 Act) made any offer relating to the  Notes in reliance on the exemption of Rule 163 under the 1933 Act, and (D) as of the Applicable Time, the Company was and is a "well-known seasoned issuer" (as defined in Rule 405).

(v)          Company Not Ineligible Issuer.  At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Notes and at the date hereof, the Company was not and is not an "ineligible issuer," as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(vi)         Independent Accountants.  The accountants who certified the financial statements and supporting schedules included in the Registration Statement, the General Disclosure Package and the Prospectus are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the 1934 Act, the 1934 Act Regulations and the Public Accounting Oversight Board.

(vii)        Financial Statements; Non-GAAP Financial Measures.  The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules and notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved.  The supporting schedules, if any, present fairly in accordance with GAAP the information required to be stated therein.  The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein.  Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus under the 1933 Act or the 1933 Act Regulations.  All disclosures contained in the Registration Statement, the General Disclosure Package or the Prospectus, or incorporated by reference therein, regarding "non-GAAP financial measures" (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the 1934 Act and Item 10 of Regulation S-K of the 1933 Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto.

(viii)       No Material Adverse Change in Business.  Except as otherwise stated therein, since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or properties of the Company and its subsidiaries considered as one enterprise, whether or not

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arising in the ordinary course of business (a "Material Adverse Effect"), (B) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) except for regular quarterly dividends on the Common Stock in amounts per share that are consistent with past practice, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(ix)          Good Standing of the Company.  The Company has been duly incorporated and is validly existing as an exempted company in good standing under the laws of the Islands of Bermuda and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement, the Indenture, the Notes and the Share Lending Agreement (including without limitation, the issuance and delivery of the Notes and any Underlying Securities issuable upon conversion of the Notes); and the Company is duly qualified to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

(x)           Good Standing of Subsidiaries.  Each "significant subsidiary" of the Company (as such term is defined in Rule 1-02 of Regulation S-X) (each, a "Subsidiary" and, collectively, the "Subsidiaries") has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its incorporation or organization, has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.  Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, all of the issued and outstanding capital stock of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.  None of the outstanding shares of capital stock of any Subsidiary were issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary.  The only subsidiaries of the Company are (A) the subsidiaries listed on Exhibit 8.1 to the Current Report on Form 6-K filed by the Company with the Commission on January 24, 2013 and (B) certain other subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X.

(xi)          Capitalization.  The authorized, issued and outstanding shares of capital stock of the Company, as of September 30, 2012, are as set forth in the Registration Statement, the General Disclosure Package and the Prospectus in the column entitled "Actual" under the caption "Capitalization" (except for subsequent issuances or sales, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the General Disclosure Package and the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the General Disclosure Package and the Prospectus) and, after giving effect to the offering of the Notes and the other adjustments described therein will be set forth in the columns entitled "As Adjusted" and "As Further Adjusted" under the caption "Capitalization."  The outstanding shares of capital stock of

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the Company have been duly authorized and validly issued and are fully paid and non-assessable.  None of the outstanding shares of capital stock of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company.

(xii)         Accuracy of Statements.  The statements set forth or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus under the captions "Description of Notes," "Description of Share Lending Agreement" and "Description of Capital Stock"  insofar as they purport to constitute a summary of the terms of the Notes, the Share Lending Agreement and the Common Stock, respectively, and under the captions "Risk Factors," "Taxation," "Underwriting," "Information on the Company—B. Business Overview" and "Additional Information" insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete in all material respects.

(xiii)        Authorization of Agreement, Indenture and Share Lending Agreement.  Each of this Agreement, the Indenture and the Share Lending Agreement has been duly authorized, executed and delivered by the Company. The Share Lending Agreement constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, solvency and similar laws affecting creditors' rights generally and equitable principles of general applicability. The Indenture has been duly qualified under the Trust Indenture Act and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and equitable principles of general applicability. The Indenture conforms to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus and such description conforms to the rights set forth in the instruments defining the same.

(xiv)       Authorization of the Notes.  The Notes have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will be valid and binding obligations of the Company enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and equitable principles of general applicability and will be entitled to the benefits of the Indenture pursuant to which such Notes are to be issued. The Notes conform to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus and such description conforms to the rights set forth in the instruments defining the same. No holder of the Notes will be subject to personal liability solely by reason of being such a holder.

(xv)        Authorization of the Underlying Securities. The maximum number of Underlying Securities initially issuable upon conversion of the Notes (including the maximum number of shares of Common Stock that may be issued upon conversion of the Notes in connection with a change of control event, assuming the Company elects to issue and deliver solely shares of Common Stock in respect of all such conversions) (the "Maximum Number of Underlying Securities") have been duly authorized and reserved and, when issued upon conversion of the Notes in accordance with the terms of the Notes, will be validly issued, fully paid and non-assessable, and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights. The Underlying Securities conform to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus and such description conforms to the rights set forth in the instruments defining the same.  No holder of Underlying Securities will be subject to personal liability solely by reason of being such a holder.

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(xvi)       Registration Rights.  There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the 1933 Act pursuant to this Agreement.

(xvii)      Absence of Violations, Defaults and Conflicts.  Neither the Company nor any of its subsidiaries is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, "Agreements and Instruments"), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a "Governmental Entity"), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect.  The execution, delivery and performance of this Agreement, the Indenture, the Notes and the Share Lending Agreement and the consummation of the transactions contemplated herein, therein and in the Registration Statement, the General Disclosure Package and the Prospectus (including the issuance and sale of the Notes and any Underlying Securities issuable upon conversion of the Notes and the use of the proceeds from the sale of the Notes as described therein under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or any of its subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity.  As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(xviii)     Absence of Restrictions on Dividends.  Neither the Company nor any of its subsidiaries is a party to or otherwise bound by any instrument or agreements that limits or prohibits or could limit or prohibit, directly or indirectly, the Company from paying any dividends or making other distributions on its capital stock, and no subsidiary of the Company is a party to or otherwise bound by any instrument or agreements that limits or prohibits or could limit or prohibit, directly or indirectly, any subsidiary of the Company from paying any dividends or making other distributions on its capital stock, limited or general partnership interests, limited liability company interests, or other equity interest, as the case may be, or from repaying any loans or advances from, or (except for instruments or agreements that by their express terms prohibit the transfer or assignment thereof or of any rights thereunder) transferring any of its properties or assets to, the Company or any other subsidiary, in each case except as described in the Registration Statement, the General Disclosure Package and the Prospectus.

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(xix)        Absence of Labor Dispute.  No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(xx)         Absence of Proceedings.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries or any of their respective properties, including any vessel owned by the Company or any of its subsidiaries, which might result in a Material Adverse Effect, or which might materially and adversely affect their respective properties or assets or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations under this Agreement, the Indenture, the Notes and the Share Lending Agreement (including, without limitation, the issuance and delivery of the Notes and any Underlying Securities issuable upon conversion of the Notes); and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiary is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the General Disclosure Package and the Prospectus, including ordinary routine litigation incidental to the business, could not result in a Material Adverse Effect.

(xxi)        Accuracy of Exhibits.  There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Prospectus or to be filed as exhibits to the Registration Statement which have not been so described and filed as required.

(xxii)       Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Notes hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, the rules of the New York Stock Exchange, state securities laws or the rules of Financial Industry Regulatory Authority, Inc. ("FINRA") or the Companies Act 1981 of Bermuda.

(xxiii)      Possession of Licenses and Permits.  The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect.  The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect.  All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect.  Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

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(xxiv)      Title to Property.  The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Prospectus or (B) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries or the ability of the Company to perform its obligations under this Agreement, the Indenture, the Notes or the Share Lending Agreement (including, without limitation, the issuance and delivery of the Notes and any Underlying Securities issuable upon conversion of the Notes); and all of the leases, subleases, charters and subcharters material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Registration Statement, the General Disclosure Package or the Prospectus, are in full force and effect, and neither the Company nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxv)       Possession of Intellectual Property.  The Company and its subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, and neither the Company nor any of its subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect.

(xxvi)      Title to Vessels.  All of the vessels described in the Registration Statement, the General Disclosure Package and the Prospectus are owned directly (or as set forth in the Registration Statement, the General Disclosure Package and the Prospectus) by subsidiaries of the Company; each of the vessels listed on Schedule F (the "Owned Vessels") hereto has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule F in the sole ownership of the subsidiary of the Company set forth opposite its name on Schedule F hereto; each such subsidiary of the Company has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, and such other encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each such Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.

(xxvii)     Vessel Compliance.  Each Owned Vessel is operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any international, national, state or local regulatory

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agencies or bodies, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect. The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, such permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(xxviii)    Vessel Classification.  Each Owned Vessel is classed by a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations.

(xxix)       Absence of Vessel Loss.  Since the date of the last audited Company financial statements included in the Registration Statement, the General Disclosure Package and the Prospectus, (i) there has not been a material partial loss or total loss of or to any of the Owned Vessels, whether actual or constructive, (ii) no Owned Vessel has been arrested or requisitioned for title or hire and (iii) neither the Company nor any of the subsidiaries has sustained any material loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree.

(xxx)       Absence of Vessel Contract Modification.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, none of the contracts or agreements filed as an exhibit to the Registration Statement have been terminated, amended, modified, supplemented or waived; neither the Company nor any subsidiary has sent or received any communication regarding the termination, amendment, modification, supplementation or waiver of, or an intention to terminate, amend, modify, supplement or waive, or not to consummate any transaction contemplated by, any such contract or agreement; and no such termination, amendment, modification, supplementation or waiver, or intention to terminate, amend, modify, supplement or waive, or not to consummate any transaction contemplated by, any such contract or agreement has been threatened by the Company or any subsidiary or, to the knowledge of the Company, any other party to any such contract or agreement.

(xxxi)      Environmental Laws.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus or would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is, or has been, in violation of any international, federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, and including conventions adopted by the International Maritime Organization, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products,

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asbestos-containing materials, oily bilge water, harmful organisms or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws") and to the knowledge of the Company, there is no condition or circumstance that would reasonably be expected to prevent, impede or add expense to compliance with applicable Environmental Laws in the future, (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries, (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws, (E) neither the Company nor any of its subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and (F) neither the Company nor its subsidiaries reasonably anticipates material capital expenditures relating to any Environmental Laws.

(xxxii)     Environmental Compliance Review.  In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on its business, operations and properties, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for environmental remediation, for closure of properties or for compliance with Environmental Laws, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

(xxxiii)    Accounting Controls and Disclosure Controls.  The Company and each of its subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13-a15 and 15d-15 under the 1934 Act Regulations) and a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management's general or specific authorization; (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (E) the interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and is prepared in accordance with the Commission's rules and guidelines applicable thereto.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, since the end of the Company's most recent audited fiscal year, there has been (1) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (2) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company and each of its subsidiaries maintain an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the 1934 Act Regulations) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and

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communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxxiv)    Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xxxv)     Payment of Taxes.  The Company and its subsidiaries have filed all tax returns that are required to have been filed by them pursuant to applicable law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.

(xxxvi)    PFIC Status.  The Company believes it was not a passive foreign investment company ("PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year and, based on the Company's current projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.

(xxxvii)   Insurance.  The Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers (which, for the avoidance of doubt, shall include Protection & Indemnity Clubs), in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect.  The Company has no reason to believe that it or any of its subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change.  Neither of the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(xxxviii)  Investment Company Act.  The Company is not required, and upon the issuance and sale of the Notes as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, the General Disclosure Package and the Prospectus will not be required, to register as an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act").

(xxxix)     Foreign Private Issuer.  The Company is a "foreign private issuer" as defined in Rule 405 of the 1933 Act.

(xl)          Dividends and Other Distributions.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, all interest, dividends and other distributions declared and payable on the Notes or any Underlying Securities issuable upon conversion of the Notes may under the current laws and regulations of Bermuda be paid in United

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States dollars and may be freely transferred out of Bermuda, and all such interest, dividends and other distributions will not be subject to withholding or other taxes under the current laws and regulations of Bermuda and are otherwise free and clear of any other tax, duty, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchanges authorities in Bermuda.

(xli)         Absence of Immunity.  None of the Company or its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States or the Islands of Bermuda.

(xlii)        Bermuda Monetary Authority.  To ensure the legality, validity, enforceability and admissibility into evidence of each of this Agreement, the Notes and any other document to be furnished hereunder in Bermuda, it is not necessary that this Agreement, the Notes, the Underlying Securities, the Indenture or the Share Lending Agreement or such other document be filed or recorded with any court or other authority in Bermuda or any stamp or similar tax be paid in Bermuda on or in respect of this Agreement, the Notes, the Underlying Securities, the Indenture, the Share Lending Agreement or any such other document except that (i) the consent of the Bermuda Monetary Authority is required and has been obtained for the sale and subsequent transferability of the Notes and the Underlying Securities provided the Underlying Securities remain listed on the New York Stock Exchange or another appointed stock exchange; and (ii) the Prospectus is required to be and will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda.

(xliii)      Absence of Manipulation.  Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Notes or to result in a violation of Regulation M under the 1934 Act.

(xliv)       Foreign Corrupt Practices Act.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xlv)       Money Laundering Laws.  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any

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Governmental Entity (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xlvi)       OFAC.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity ("Person") currently the subject or target of any  sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the U.S. Department of Commerce's Bureau of Industry Security ("BIS"), the U.S. Department of State (including by way of its designation of state sponsors of terrorism), the U.S. Department of Defense's Directorate of Defense Trade Controls ("DDTC"), the United Nations Security Council ("UNSC"), the European Union, Her Majesty's Treasury ("HMT"), or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions.  Neither the Company nor any of its affiliates (i) is or has been in the last five years under investigation for any alleged violation of Sanctions, (ii) has been adjudged to have violated any Sanctions or assessed civil penalties under any Sanctions or (iii) is aware of any facts or circumstances, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, that might constitute a violation by the Company of any Sanctions.  The Company has taken all necessary and appropriate measures to ensure that the Company and each of its affiliates is and will continue to be in compliance with all Sanctions, including without limitation the Iran Threat Reduction and Syria Human Rights Act of 2012.  The Company will not use the proceeds of the sale of the Notes, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of  Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.  The Company will use its best efforts to include in all charter agreements executed after the date of execution of this Agreement the requirement that the Company's vessels may not enter and that the charterer will take all steps necessary to prevent entry into any port of call that is located in any country or territory that, at that time, is the subject of Sanctions to the extent that such entry would expose the Company or any Party to this Agreement to Sanctions.

(xlvii)      ERISA Compliance.  None of the following events has occurred or exists: (i) a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of ERISA with respect to a Plan (defined below) determined without regard to any waiver of such obligations or extension of any amortization period; (ii) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal, state or foreign governmental or regulatory agency with respect to the employment or compensation of employees by the Company or any of its subsidiaries; or (iii) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees by the Company or any of its subsidiaries that might reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or any of its Subsidiaries.  None of the following events has occurred or is reasonably likely to occur: (i) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and its subsidiaries compared to the amount of such contributions made in the Company's most recently completed fiscal year; (ii) a material increase in the "accumulated post-retirement benefit obligations" (within the meaning of Statement of Financial Accounting Standards 106) of the

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Company and its subsidiaries compared to the amount of such obligations in the Company's most recently completed fiscal year; (iii) any event or condition giving rise to a liability under Title IV of ERISA that might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; or (iv) the filing of a claim by one or more employees or former employees of the Company or any of its subsidiaries related to its or their employment that might reasonably be expected, individually or in the aggregate, to result in material liability to the Company or any of its Subsidiaries.  For purposes of this paragraph and the definition of ERISA, the term "Plan" means any "employee benefit plan" (within the meaning of Section 3(3) of ERISA), whether or not subject to Title IV of ERISA, with respect to which the Company or any of its subsidiaries may have any liability.

(xlviii)     Lending Relationship.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any of the Underwriters and (ii) does not intend to use any of the proceeds from the sale of the Notes to repay any outstanding debt owed to any affiliate of the Underwriters.

(xlix)       Other Affiliates.  Other than the Subsidiaries, there is no entity or other person (i) of which a majority of the voting equity securities or other interests is owned, directly or indirectly, by the Company and (ii) which held more than 5% of the total assets of the Company on a consolidated basis as of September 30, 2012, excluding inter-company balances.

(l)           Statistical and Market-Related Data.  Any statistical and market-related data included in the Registration Statement, the General Disclosure Package or the Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(li)           Solvency. The assets of the Company at their fair valuation exceed the liabilities of the Company, including contingent and prospective liabilities, the capital of the Company is adequate to conduct the business of the Company and the Company has the ability to pay its debts and obligations including contingent and prospective obligations as such debts mature and the Company does not intend to, or does not believe that it will, incur debt beyond its ability to pay as such debts mature.  In addition, the Company is not "insolvent" (as such term is defined under Section 101(32) of Title 11 of the United States Code).

(c)           Officer's Certificates.  Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

SECTION 2.            Sale and Delivery; Closing.

(a)           Notes.  Upon the terms herein set forth, the Company agrees to issue and sell to the several Underwriters up to an aggregate principal amount of $350,000,000 of Notes. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees to purchase from the Company the respective principal amount of Notes set forth in Schedule A hereto opposite its name at a purchase price of 98.5714286% of the principal amount thereof (the "Purchase Price").

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(b)           Terms of Public Offering. The Representatives advise the Company that the Underwriters propose to make a public offering of the Notes as soon after this Agreement has become effective as in the Representatives' sole judgment is advisable, and from time to time thereafter. The Representatives further advises the Company that the Notes are to be offered to the public upon the terms set forth in the Prospectus.

(c)           Payment and Delivery.  Payment for the Notes shall be made to the Company in federal or other funds immediately available in New York City against delivery of such Notes to the Representatives for the respective accounts of the Underwriters at 10:00 A.M., New York City time, on January 30, 2013, or at such other time on the same or such other date, not later than January 30, 2013, as shall be designated in writing by the Representatives.  The time and date of such payment is hereinafter referred to as the "Closing Date." It is understood that each Underwriter has authorized the Representatives, for their account(s), to accept delivery of, receipt for, and make payment of the Purchase Price for, the Notes, which it has agreed to purchase. Delivery of the Notes shall be made through the facilities of The Depository Trust Company ("DTC") unless the Representatives shall otherwise instruct.

The Notes shall be in definitive form or global form, as specified by the Representatives, and registered in such names and in such denominations as the Representatives shall request in writing not later than one full business day prior to the Closing Date. The Notes shall be delivered to the Representatives on the Closing Date for the respective accounts of the Underwriters, with any transfer taxes payable in connection with the transfer of the Notes to the Underwriters duly paid, against payment of the Purchase Price therefor.

SECTION 3.            Covenants of the Company.  The Company covenants with each Underwriter as follows:

(a)           Compliance with Securities Regulations and Commission Requests.  The Company, subject to Section 3(b), will comply with the requirements of Rule 430B, and will notify the Representatives immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective or any amendment or supplement to the Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus, including any document incorporated by reference therein or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment or of any order preventing or suspending the use of any preliminary prospectus or the Prospectus, or of the suspension of the qualification of the Notes for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the 1933 Act concerning the Registration Statement and (v) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Notes.  The Company will effect all filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus.  The Company will make every reasonable effort to prevent the issuance of any stop order, prevention or suspension and, if any such order is issued, to obtain the lifting thereof at the earliest possible moment.  The Company shall pay the required Commission filing fees relating to the Notes within the time required by Rule 456(b)(1)(i) under the 1933 Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act Regulations (including, if applicable, by updating the "Calculation of Registration Fee" table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b)).

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(b)           Continued Compliance with Securities Laws.  The Company will comply with the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations so as to permit the completion of the distribution of the Notes as contemplated in this Agreement and in the Registration Statement, the General Disclosure Package and the Prospectus.  If at any time when a prospectus relating to the Notes is (or, but for the exception afforded by Rule 172 of the 1933 Act Regulations ("Rule 172"), would be) required by the 1933 Act to be delivered in connection with sales of the Notes, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to (i) amend the Registration Statement in order that the Registration Statement will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) amend or supplement the General Disclosure Package or the Prospectus in order that the General Disclosure Package or the Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser or (iii) amend the Registration Statement or amend or supplement the General Disclosure Package or the Prospectus, as the case may be, in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly (A) give the Underwriters notice of such event, (B) prepare any amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the General Disclosure Package or the Prospectus comply with such requirements and, a reasonable amount of time prior to any proposed filing or use, furnish the Underwriters with copies of any such amendment or supplement and (C) file with the Commission any such amendment or supplement; provided that the Company shall not file or use any such amendment or supplement to which the Underwriters or counsel for the Underwriters shall object.  The Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.  The Company has given the Underwriters notice of any filings made pursuant to the 1934 Act or 1934 Act Regulations within 48 hours prior to the Applicable Time; the Company will give the Underwriters notice of its intention to make any such filing from the Applicable Time to the Closing Date and will furnish the Underwriters with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the counsel for the Underwriters shall reasonably object.

(c)           Delivery of Registration Statements.  The Company has furnished or will deliver to the Underwriters, without charge, signed copies of the Registration Statement as originally filed and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Underwriters, without charge, a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits).  The copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(d)           Delivery of Prospectuses.  The Company has delivered to the Underwriters, without charge, as many copies of each preliminary prospectus as the Underwriters reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act.  The Company will furnish to the Underwriters, without charge, during the period when a prospectus relating to the Notes is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, such number of copies of the Prospectus (as amended or supplemented) as the Underwriters may reasonably request.  The Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

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(e)           Blue Sky Qualifications.  The Company will use its reasonable best efforts, in cooperation with the Representatives, to qualify the Notes for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representatives may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Notes; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(f)           Rule 158.  The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(g)           Use of Proceeds.  The Company will use the net proceeds, if any, received by it from the sale of the Notes in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectus under "Use of Proceeds."

(h)           Listing.  The Company will use its best efforts to effect and maintain the listing of the Common Stock on the New York Stock Exchange. The Company will use its best efforts to effect and maintain the listing of the Maximum Number of Underlying Securities on the New York Stock Exchange for so long as any Notes are outstanding.

(i)           Restriction on Sale of Notes or Common Stock.  During a period of 90 days from the date of the Prospectus, the Company will not, without the prior written consent of the Representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to (A) the Notes to be sold hereunder, the Underlying Securities or the issuance by the Company of shares of Common Stock upon the conversion of shares of, or as paid as a dividend upon, the Notes, (B) the entry into, and transactions pursuant to, the Share Lending Agreement and the Hemen Share Lending Agreement, (C) any shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Prospectus, (D) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company referred to in the Registration Statement, the General Disclosure Package and the Prospectus or (E) any shares of Common Stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the General Disclosure Package and the Prospectus.  Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will issue an earnings release or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions imposed in this clause (i) shall continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless the Representatives waive, in writing, such extension.

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(j)           Reporting Requirements.  The Company, during the period when a Prospectus relating to the Notes is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and 1934 Act Regulations.  Additionally, the Company shall report the use of proceeds from the issuance of the Shares as may be required under Rule 463 under the 1933 Act.

(k)           Issuer Free Writing Prospectuses.  The Company agrees that, unless it obtains the prior written consent of the Representatives, it will not make any offer relating to the Notes that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a "free writing prospectus," or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representatives will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule C hereto and any "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representatives.  The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representatives as an "issuer free writing prospectus," as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any preliminary prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(l)           Underlying Securities. To reserve and keep available at all times, free of preemptive rights, the Maximum Number of Underlying Securities.

SECTION 4.             Payment of Expenses.

(a)           Expenses.  The Company will pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the certificates for the Notes to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Notes to the Underwriters, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v)  $170,000 of the fees and disbursements of Simpson Thacher & Bartlett LLP, to be paid by the Company at or prior to closing on the Closing Date, (vi) the qualification of the Notes under securities laws in accordance with the provisions of Section 3(e) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vii) the fees and disbursements of the Trustee, (viii) the fees and expenses of any transfer agent or registrar for the Notes, (ix) the costs and expenses of the Company relating to investor presentations on any "road show" undertaken in connection with the marketing of the Notes, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the

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representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show and (x) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review, if any, by FINRA of the terms of the sale of the Notes, provided, that such fees and expenses of the Underwriters to be paid by the Company pursuant to (vi) and (x), above, shall not exceed in the aggregate $25,000, (xi) all expenses and application fees incurred in connection with the approval of the Notes for book-entry transfer by DTC, (xii) the fees and expenses incurred in connection with the listing of the Maximum Number of Underlying Securities on the New York Stock Exchange and (xiii) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Notes made by the Underwriters caused by a breach of the representation contained in the third sentence of Section 1(a)(ii).

(b)           Termination of Agreement.  If this Agreement is terminated by the Underwriters in accordance with the provisions of Section 5 or Section 9(a)(i) or (iii) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

(c)           Withholding.  The Company agrees that all amounts payable hereunder shall be paid free and clear of, and without any deduction or withholding for or on account of, any current or future taxes, levies, imposts, duties, charges or other deductions or withholdings levied in any jurisdiction from or through which payment is made, unless such deduction or withholding is required by applicable law, in which event the Company will pay additional amounts so that the persons entitled to such payments will receive the amount that such persons would otherwise have received but for such deduction or withholding after allowing for any tax credit or other benefit each such person receives by reason of such deduction or withholding, provided that no such additional amounts shall be payable for withholding or deduction on account of (i) taxes resulting from a present or former connection between any of the Underwriters and the jurisdiction imposing such taxes or (ii) taxes resulting from the failure of any Underwriter to comply with a reasonable request of the payer to provide certification, information, documents or other evidence concerning the nationality, residence or identity of such Underwriter, which is required by law of the jurisdiction imposing such taxes as a condition to exemption from all or part of such taxes.

SECTION 5.             Conditions of Underwriters' Obligations.  The obligations of the several Underwriters to purchase and pay for the Notes on the Closing Date, are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of their respective covenants and other obligations hereunder, and to the following further conditions:

(a)           Effectiveness of Registration Statement.  The Registration Statement has become effective and, at the Closing Date, no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company's knowledge, contemplated; and the Company has complied with each request (if any) from the Commission for additional information.  The Company shall have paid the required Commission filing fees relating to the Notes within the time period required by Rule 456(b)(1)(i) under the 1933 Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act Regulations and, if applicable, shall have updated the "Calculation of Registration Fee" table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b).

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(b)           Opinion and Negative Assurance Statement of Counsel for the Company.  At the Closing Date, the Representatives shall have received the favorable opinion and negative assurance statement, each dated the Closing Date, of Seward & Kissel LLP, counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letters as the Representatives may request for each of the several Underwriters, and to such further effect as counsel to the Underwriters may reasonably request.

(c)           Tax Opinion of Counsel for the Company.  At the Closing Date, the Representatives shall have received the favorable opinion, dated the Closing Date, of Seward & Kissel LLP, tax counsel for the Company, in form and substance satisfactory to counsel for the Underwriters regarding PFIC matters, together with signed or reproduced copies of such letter as the Representatives may request for each of the several Underwriters.

(d)           Opinion of Bermudian Counsel for the Company.  At the Closing Date, the Representatives shall have received the favorable opinion, dated the Closing Date, of MJM Limited, Hamilton, Bermuda, special counsel for the Company with respect to matters of Bermuda law, in form and substance satisfactory to Seward & Kissel LLP and counsel for the Underwriters, together with signed or reproduced copies as the Representatives may request for each of the several Underwriters, and to such further effect as counsel to the Underwriters may reasonably request.

(e)           Opinions of Special Counsel for the Company.  At the Closing Date, the Representatives shall have received the favorable opinion, dated the Closing Date, of each of (i) McKinney, Bancroft & Hughes, special Bahamas counsel for the Company, (ii) K.C. Saveriades & Co. LLC, special Cyprus counsel for the Company, (iii) Ince & Co., special Hong Kong counsel for the Company, (iv) MJM Limited, special Bermuda counsel for the Company, (v) Seward & Kissel, LLP, special Liberia counsel for the Company, (vi) Refalo & Zammit Pace Advocates, special Malta counsel for the Company, (vii) Seward & Kissel, LLP, special Marshall Islands counsel for the Company, (viii) Advokatfirmaet Wiersholm AS, special Norway counsel for the Company, (ix) Arias, Fabrega & Fabrega, special Panama counsel to the Company, (x) Rodyk & Davidson LLP, special Singapore counsel for the Company, and (xi) Watson, Farley & Williams LLP, special United Kingdom counsel for the Company, in form and substance satisfactory to Seward & Kissel LLP and counsel for the Underwriters, together with signed or reproduced copies as the Representatives may request for each of the several Underwriters, and to such further effect as counsel to the Underwriters may reasonably request.

(f)           Opinions and Negative Assurance Statement of Counsel for the Underwriters. At the Closing Date, the Representatives shall have received the favorable opinion and negative assurance statement, each dated the Closing Date, of Simpson Thacher & Bartlett LLP, counsel for the Underwriters, together with signed or reproduced copies as the Representatives may request for each of the several Underwriters, in a form satisfactory to the Representatives.

(g)           Officers' Certificate.  At the Closing Date, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or properties of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Representatives shall have received a certificate of the Chief Executive Officer or the President of the Company and of the chief financial or chief accounting officer of the Company, dated the Closing Date, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties of the Company in this Agreement and the Share Lending Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Date, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the

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Closing Date, and (iv) no stop order suspending the effectiveness of the Registration Statement under the 1933 Act has been issued, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.

(h)           Accountant's Comfort Letter.  At the time of the execution of this Agreement, the Representatives shall have received from MSPC Certified Public Accountants and Advisors, P.C. a letter, dated such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(i)           Bring-down Comfort Letter.  At the Closing Date, the Representatives shall have received from MSPC Certified Public Accountants and Advisors, P.C. a letter, dated as of the Closing Date, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (h) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Date.

(j)           Approval of Listing.  At the Closing Date, the Maximum Number of Underlying Securities shall have been approved for listing on the New York Stock Exchange, subject only to official notice of issuance.

(k)           Lock-up Letters.  At the date of this Agreement, the Representatives shall have received an agreement substantially in the form of Exhibit A hereto signed by the persons listed on Schedule E hereto.

(l)           Maintenance of Rating.  Since the execution of this Agreement, there shall not have been any decrease in or withdrawal of the rating of any securities of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the 1933 Act) or any notice given of any intended or potential decrease in or withdrawal of any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(m)           Management Representation Letter.  At the time of the execution of this Agreement and at the Closing Date, the Representatives shall have received from the Chief Financial Officer of the Company a letter with respect to certain financial data contained in the Registration Statement, the General Disclosure Package and the Prospectus, dated at the time of the execution of this Agreement and at the Closing Date, respectively, in form and substance satisfactory to the Representatives and to the effect set forth in Exhibit B hereto, together with signed or reproduced copies as the Representatives may request for each of the several Underwriters, and to such further effect as counsel to the Underwriters may reasonably request.

(n)           Indenture.  The Company and the Trustee shall have entered into the Indenture (in form and substance satisfactory to the Underwriters) at the Closing Date and the Representatives shall have received executed copies thereof.

(o)           Final Term Sheet.  The Company will prepare a final term sheet in a form approved by the Representatives and to the effect set forth in Schedule D hereto, and will file such term sheet pursuant to Rule 433(d) under the 1933 Act within the time required by such rule (such term sheet, the "Final Term Sheet"

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(p)           The Notes.  The Notes shall have been duly authorized, validly executed, and delivered by the Company and duly authenticated by the Trustee at the Closing Date.

(q)           Appointment of Agents.  The Company shall have appointed (i) the Trustee, or an agent satisfactory to the Trustee, to act as registrar, transfer agent and principal paying agent under the Indenture and (ii) a paying agent and transfer agent under the Indenture.

(r)           Share Lending Agreement.  The Borrower shall have received from SFLC the number of Loaned Shares requested under the Borrowing Notice (as defined in the Share Lending Agreement) delivered pursuant to the Share Lending Agreement prior to 12:00 P.M., New York City time, on the Closing Date.

(s)           Clearance and Settlement.  The Notes shall be eligible for clearance and settlement through DTC.

(t)           Additional Documents.  At the Closing Date, counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Notes as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Notes as herein contemplated shall be satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(u)           Termination of Agreement.  If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time prior to the Closing Date, such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8, 14, 15 and 16 shall survive any such termination and remain in full force and effect.

(v)           Solvency.  The assets of the Company at their fair valuation shall exceed the liabilities of the Company, including contingent and prospective liabilities, the capital of the Company shall be adequate to conduct the business of the Company and the Company shall have the ability to pay its debts and obligations including contingent and prospective obligations as such debts mature.  In addition, the Company shall not be "insolvent" (as such term is defined under Section 101(32) of Title 11 of the United States Code).

SECTION 6.            Indemnification.

(a)           Indemnification of the Underwriters.  The Company agrees to indemnify and hold harmless each Underwriter, its respective affiliates (as such term is defined in Rule 501(b) under the 1933 Act (each, an "Affiliate")), selling agents and each person, if any, who controls such Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any preliminary prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) or (B) in any

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materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Stock ("Marketing Materials"), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any preliminary prospectus, Issuer Free Writing Prospectus, Prospectus or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company;

(iii)           against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Underwriters), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b)           Indemnification of Company, Directors and Officers.  Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c)           Actions against Parties; Notification.  Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement.  In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party.  In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local

25

counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)           Settlement without Consent if Failure to Reimburse.  If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7.         Contribution.  If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Notes pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Notes pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Notes pursuant to this Agreement (before deducting expenses) received by the Company, on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Prospectus, bear to the aggregate initial public offering price of the Notes as set forth on the cover of the Prospectus.

The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7.  The aggregate amount of losses, liabilities,

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claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Notes underwritten by such Underwriter, as the case may be, and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. The Underwriters' obligations to contribute pursuant to this Section 7 are several in proportion to their respective underwriting commitments and not joint.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and any Underwriter's Affiliates and selling agents shall have the same rights to contribution as such Underwriter, as applicable, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.

SECTION 8.         Representations, Warranties and Agreements to Survive.  All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its respective Affiliates or selling agents, any person controlling such Underwriter, its officers or directors, any person controlling the Company and (ii) delivery of and payment for the Notes.

SECTION 9.          Termination of Agreement.

(a)           Termination.  The obligations of the several Underwriters hereunder shall be subject to termination in the absolute discretion of the Representatives, who may terminate this Agreement, at any time at or prior to the Closing Date, (i) if there has been, in the sole judgment of the Representatives, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or properties of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the sole judgment of the Representatives, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Notes, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the New York Stock Exchange, or (iv) if trading generally on the NYSE Amex or the New York Stock Exchange or in the Nasdaq Global Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of

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said exchanges or by order of the Commission, FINRA or any other governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear systems in Europe, or (vi) if a banking moratorium has been declared by either federal or New York authorities.

(b)           Liabilities.  If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 12, 13 and 14 shall survive such termination and remain in full force and effect.

SECTION 10.        Default of One or More of the Several Underwriters.  If, on the Closing Date, any one or more of the several Underwriters shall fail or refuse to purchase the Notes that it or they have agreed to purchase hereunder on such date, and the aggregate principal amount of the Notes which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed ten percent (10%) of the aggregate principal amount of Notes to be purchased on such date, the other Underwriters shall be obligated, severally, in the proportions that the aggregate principal amount of Notes set forth opposite their respective names on Schedule A attached hereto bears to the aggregate principal amount of Notes set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representatives with the consent of the non-defaulting Underwriters, to purchase the Notes which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase the Notes and the aggregate principal amount of the Notes with respect to which such default occurs exceeds ten percent (10%) of the aggregate principal amount of the Notes to be purchased on such date, and arrangements satisfactory to the Representatives and the Company for the purchase of such Notes are not made within forty-eight (48) hours after such default, this Agreement shall terminate without liability of any party to any other party except that the provisions of Section 4 and Section 6 shall at all times be effective and shall survive such termination. In any such case, either the Representatives or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the Prospectus or any other documents or arrangements may be effected.

As used in this Agreement, the term "Underwriter" shall be deemed to include any person substituted for a defaulting Underwriter under this Section 10. Any action taken under this Section 10 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If the aggregate principal amount of the Notes which the defaulting Underwriter or Underwriters agreed to purchase exceeds 10% of the total principal amount of the Notes which all Underwriters agreed to purchase hereunder, and if neither the non-defaulting Underwriters nor the Company shall make arrangements within the five business day period stated above for the purchase of all the Notes which the defaulting Underwriter or Underwriters agreed to purchase hereunder, this Agreement shall terminate without further act or deed and without any liability on the part of the Company to any Underwriter and without any liability on the part of any non-defaulting Underwriter to the Company.  Nothing in this paragraph, and no action taken hereunder, shall relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

SECTION 11.       Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to the Underwriters shall be directed to Deutsche Bank Securities Inc. at 60 Wall Street, 4th Floor, New York, New York, 10005, Attention: ECM Syndicate Desk (Facsimile: 212-797-9344) with a copy to the General Counsel (Fascimile: 212-797-4564), and ABG Sundal Collier Inc.,

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535 Madison Avenue, 17th floor, New York, New York  10022, Attention: Douglas Miller (Facsimile: 212-605-3801); notices to the Company shall be directed to the address of the Company set forth in the Registration Statement, Attention: Chief Financial Officer.

SECTION 12.       No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (a) the purchase and sale of the Notes pursuant to this Agreement, including the determination of the initial public offering price of the Notes and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the offering of the Notes and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or any of its subsidiaries, or its respective stockholders, creditors, employees or any other party, (c) each Underwriter has not assumed nor will it assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Notes or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any of its subsidiaries on other matters) and no Underwriter has any obligation to the Company with respect to the offering of the Notes except the obligations expressly set forth in this Agreement, (d) each Underwriter and its respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) no Underwriter has provided any legal, accounting, regulatory or tax advice with respect to the offering of the Notes and the Company has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 13.       Parties.  This Agreement shall each inure to the benefit of and be binding upon the Underwriters, including any substitute Underwriters pursuant to Section 10, and the Company and their respective successors.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  No purchaser of Notes from the Underwriters shall be deemed to be a successor by reason merely of such purchase.

SECTION 14.        Trial by Jury.  Each of the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and each Underwriter hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 15.       GOVERNING LAW.  THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK.

SECTION 16.        Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby ("Related Proceedings") shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the "Specified Courts"), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "Related Judgment"), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons,

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notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  The Company irrevocably appoints Seward & Kissel LLP as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York. With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

SECTION 17.        TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 18.        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 19.        Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction hereof.

[Signature Pages Follow]

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the Company in accordance with its terms.

Very truly yours,
SHIP FINANCE INTERNATIONAL LIMITED

By ______________________

Name: OLE B. HJERTAKER

Title: ATTORNEY-IN-FACT

CONFIRMED AND ACCEPTED,
as of the date first above written:

On behalf of itself and the
several Underwriters named in
the Schedule A attached hereto.

DEUTSCHE BANK SECURITIES INC.

By ______________________________
Name: Craig Frohner
Title: Managing Director

By ______________________________
Name: Warren F. Estey
Title: Managing Director

ABG SUNDAL COLLIER, INC.

By ______________________________
Name:
Title:

[Signature Page to Underwriting Agreement]

CONFIRMED AND ACCEPTED,
as of the date first above written:

On behalf of itself and the
several Underwriters named in
the Schedule A attached hereto.

DEUTSCHE BANK SECURITIES INC.

By________________________________
Name:
Title:

By________________________________
Name:
Title:

ABG SUNDAL COLLIER, INC.

By [signature]
Name: DOUGLAS MILLER
Title: CFO

[Signature Page to Underwriting Agreement]

SCHEDULE A

[Intentionally Omitted]

Sch A-1

SCHEDULE B

Pricing Terms

[Intentionally Omitted]

Sch B-1

SCHEDULE C

Free Writing Prospectuses

[Intentionally Omitted]

Sch C-1

SCHEDULE D

Term Sheet

[Intentionally Omitted]

Sch D-1

SCHEDULE E

List of Persons and Entities Subject to Lock-up

[Intentionally Omitted]

Sch E-1

SCHEDULE F

Owned Vessels

[Intentionally Omitted]

Sch F-1

EXHIBIT 99.2

SHIP FINANCE INTERNATIONAL LIMITED

(a Bermudian exempted company)

6,060,606 Shares of Common Stock

UNDERWRITING AGREEMENT

Dated:  January 25, 2013

EXECUTION VERSION

SHIP FINANCE INTERNATIONAL LIMITED

(a Bermudian exempted company)

6,060,606 Shares of Common Stock

UNDERWRITING AGREEMENT

January 25, 2013

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London  EC2N 2DB
United Kingdom

Ladies and Gentlemen:

SFL Capital II Ltd., a Bermudian exempted company ("SFLC"), and a wholly-owned subsidiary of Ship Finance International Limited, a Bermudian exempted company (the "Company"), subject to the terms and conditions stated herein, proposes to lend to Deutsche Bank AG, London Branch, an affiliate of Deutsche Bank Securities Inc., (the "Borrower") as a share loan, pursuant to and upon the terms set forth in the share lending agreement (the "Share Lending Agreement"), dated as of January 25, 2013, between the Company, SFLC and the Borrower, up to the Maximum Number of Shares (as such term is defined in the Share Lending Agreement) of common stock, par value $1.00 per share, of the Company ("Common Stock") (such shares, the "Loaned Shares"), such Maximum Number of Shares being 6,060,606 as of the date hereof. The Company and SFLC have been advised that the Borrower will transfer the Loaned Shares to Deutsche Bank Securities Inc. (the "Underwriter" or "Deutsche Bank"), which will sell the Loaned Shares to the public in a public offering by the Underwriter. The Loaned Shares are hereinafter collectively referred to as the "Securities."

In connection with the Share Lending Agreement, SFLC is entering into a stock loan agreement (the "Hemen Share Lending Agreement") with Hemen Holding Ltd. ("Hemen"), whereby SFLC will borrow shares of Common Stock from Hemen in order to loan such shares to the Borrower as Loaned Shares under the Share Lending Agreement.  All Loaned Shares under the Share Lending Agreement will have been borrowed by SFLC from Hemen under the Hemen Share Lending Agreement.

The Company understands that the Underwriter proposes to make a public offering of the Securities as soon as the Underwriter deems advisable after this Agreement has been executed and delivered.

Concurrently with the sale of the Securities, the Company is offering, in an offering registered under the Securities Act of 1933, as amended (the "1933 Act"), by means of a separate prospectus supplement and accompanying prospectus, and proposes to issue and sell to the underwriters named in the underwriting agreement for such offering (the "Convertible Underwriters"), an aggregate of $350,000,000 aggregate principal amount of its 3.25% Convertible Senior Notes due 2018 (the "Notes") to be issued pursuant to the provisions of an indenture, as supplemented by a first supplemental indenture, each to be dated as of the Initial Closing Date (collectively, the "Indenture") between the Company and U.S. Bank National Association, as trustee (the "Trustee").  The Notes will be convertible into cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the option of the Company.

The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") an automatic shelf registration statement on Form F-3 (File No. 333-170598) covering the public offering and sale of certain securities, including the Securities, under the 1933 Act, and the rules and regulations promulgated thereunder (the "1933 Act Regulations"), which automatic shelf registration statement became effective under Rule 462(e) under the 1933 Act Regulations ("Rule 462(e)"). Such registration statement, as of any time, means such registration statement as amended by any post-effective amendments thereto to such time, including the exhibits and any schedules thereto at such time, the documents incorporated or deemed to be incorporated by reference therein at such time pursuant to Item 6 of Form F-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to Rule 430B under the 1933 Act Regulations ("Rule 430B"), is referred to herein as the "Registration Statement;" provided, however, that the "Registration Statement" without reference to a time means such registration statement as amended by any post-effective amendments thereto as of the time of the first contract of sale for the Securities, which time shall be considered the "new effective date" of such registration statement with respect to the Securities within the meaning of paragraph (f)(2) of Rule 430B, including the exhibits and schedules thereto as of such time, the documents incorporated or deemed incorporated by reference therein at such time pursuant to Item 6 of Form F-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to the Rule 430B.  Each preliminary prospectus used in connection with the offering of the Securities, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act, are collectively referred to herein as a "preliminary prospectus."  Promptly after execution and delivery of this Agreement, the Company will prepare and file a final prospectus relating to the Securities in accordance with the provisions of Rule 424(b) under the 1933 Act Regulations ("Rule 424(b)").  The final prospectus, in the form first furnished or made available to the Underwriter for use in connection with the offering of the Securities, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act, are collectively referred to herein as the "Prospectus."  For purposes of this Agreement, all references to the Registration Statement, any preliminary prospectus, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (or any successor system) ("EDGAR").

As used in this Agreement:

"Applicable Time" means 9:15 A.M., New York City time, on January 25, 2013, or such other time as agreed by the Company and Deutsche Bank.

"General Disclosure Package" means any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent preliminary prospectus (including any documents incorporated therein by reference) that is distributed to investors prior to the Applicable Time and the information included on Schedule B hereto, all considered together.

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"Issuer Free Writing Prospectus" means any "issuer free writing prospectus," as defined in Rule 433 of the 1933 Act Regulations ("Rule 433"), including without limitation any "free writing prospectus" (as defined in Rule 405 of the 1933 Act Regulations ("Rule 405")) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).

"Issuer General Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a "bona fide electronic road show," as defined in Rule 433), as evidenced by its being specified in Schedule C hereto.

"Issuer Limited Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" (or other references of like import) in the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed incorporated by reference in the Registration Statement, any preliminary prospectus or the Prospectus, as the case may be, prior to the execution and delivery of this Agreement; and all references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include the filing of any document under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "1934 Act"), incorporated or deemed to be incorporated by reference in the Registration Statement, such preliminary prospectus or the Prospectus, as the case may be, at or after the execution and delivery of this Agreement.

SECTION 1.         Representations and Warranties.

(a)           Representations and Warranties by the Company and SFLC.  The Company and SFLC each represent and warrant to the Underwriter and the Borrower as of the date hereof, the Applicable Time and the Closing Date (as defined below), as applicable, and agrees with the Underwriter and the Borrower, as follows:

(i)           Registration Statement and Prospectuses.  The Company meets the requirements for use of Form F-3 under the 1933 Act.  The Registration Statement is an "automatic shelf registration statement" (as defined in Rule 405) and the Securities have been and remain eligible for registration by the Company on such automatic shelf registration statement.  Each of the Registration Statement and any post-effective amendment thereto has become effective under the 1933 Act.  No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company's knowledge, contemplated.  The Company has complied with each request (if any) from the Commission for additional information.

Each of the Registration Statement and any post-effective amendment thereto, at the time of its effectiveness and at each deemed effective date with respect to the Underwriter pursuant to Rule 430B(f)(2) under the 1933 Act Regulations, complied in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations.  Each preliminary prospectus, the Prospectus and any amendment or supplement thereto, at the time each was filed with the Commission, complied in all material respects with the requirements of the 1933 Act Regulations and each preliminary prospectus and the Prospectus delivered to the Underwriter for use in connection with this offering was identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

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The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, when they became effective or at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission under the 1934 Act (the "1934 Act Regulations").

(ii)           Accurate Disclosure.  Neither the Registration Statement nor any amendment thereto, at its effective time or at the Closing Date (as defined below), contained, contains or will contain an untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  As of the Applicable Time, neither (A) the General Disclosure Package nor (B) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Neither the Prospectus nor any amendment or supplement thereto (including any prospectus wrapper), as of its issue date, at the time of any filing with the Commission pursuant to Rule 424(b) or at the Closing Date, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, at the time the Registration Statement became effective or when such documents incorporated by reference were filed with the Commission, as the case may be, when read together with the other information in the Registration Statement, the General Disclosure Package or the Prospectus, as the case may be, did not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) made in reliance upon and in conformity with written information furnished to the Company or SFLC by the Underwriter or the Borrower expressly for use therein.  For purposes of this Agreement, the only information so furnished shall be the information in the third paragraph, the third sentence of the eighth paragraph and the nineteenth paragraph insofar as such paragraph relates to stabilization activities that may be undertaken by the Underwriter, in each case under the caption "Underwriting; Conflicts of Interest" in the Prospectus (collectively, the "Underwriter Information").

(iii)           Issuer Free Writing Prospectuses.  No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.  Any offer that is a written communication relating to the Securities made prior to the initial filing of the Registration Statement by the Company or any person acting on its behalf (within the meaning, for this paragraph only, of Rule 163(c) of the 1933 Act Regulations) has been filed with the Commission in accordance with the exemption provided by Rule 163 under the 1933 Act Regulations ("Rule 163") and otherwise complied with the requirements of Rule 163, including without limitation the legending requirement, to qualify such offer for the exemption from Section 5(c) of the 1933 Act provided by Rule 163.

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Other than the Registration Statement or the Prospectus, SFLC (including its agents and representatives, other than the Underwriter in its capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any Issuer Free Writing Prospectus, other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Schedule C hereto, each electronic road show and any other written communications approved in writing in advance by the Company and Deutsche Bank.

(iv)           Well-Known Seasoned Issuer.  (A) At the original effectiveness of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the 1933 Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the 1934 Act or form of prospectus), (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the 1933 Act) made any offer relating to the  Securities in reliance on the exemption of Rule 163 under the 1933 Act, and (D) as of the Applicable Time, the Company was and is a "well-known seasoned issuer" (as defined in Rule 405).

(v)           Company Not Ineligible Issuer.  At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Securities and at the date hereof, the Company was not and is not an "ineligible issuer," as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(vi)           Independent Accountants.  The accountants who certified the financial statements and supporting schedules included in the Registration Statement, the General Disclosure Package and the Prospectus are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the 1934 Act, the 1934 Act Regulations and the Public Accounting Oversight Board.

(vii)           Financial Statements; Non-GAAP Financial Measures.  The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules and notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved.  The supporting schedules, if any, present fairly in accordance with GAAP the information required to be stated therein.  The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein.  Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus under the 1933 Act or the 1933 Act Regulations.  All disclosures contained in the Registration Statement, the General Disclosure Package or the Prospectus, or incorporated by reference therein, regarding "non-GAAP financial measures" (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the 1934 Act and Item 10 of Regulation S-K of the 1933 Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto.

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(viii)           No Material Adverse Change in Business.  Except as otherwise stated therein, since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or properties of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect"), (B) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) except for regular quarterly dividends on the Common Stock in amounts per share that are consistent with past practice, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(ix)           Good Standing of the Company and SFLC.  Each of the Company and SFLC has been duly incorporated and is validly existing as an exempted company in good standing under the laws of the Islands of Bermuda and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement and the Share Lending Agreement; and each of the Company and SFLC is duly qualified to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

(x)           Good Standing of Subsidiaries.  Each "significant subsidiary" of the Company (as such term is defined in Rule 1-02 of Regulation S-X) (each, a "Subsidiary" and, collectively, the "Subsidiaries") has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its incorporation or organization, has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.  Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, all of the issued and outstanding capital stock of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.  None of the outstanding shares of capital stock of any Subsidiary were issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary.  The only subsidiaries of the Company are (A) the subsidiaries listed on Exhibit 8.1 to the Current Report on Form 6-K filed by the Company with the Commission on January 24, 2013 and (B) certain other subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X.

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(xi)           Capitalization.  The authorized, issued and outstanding shares of capital stock of the Company, as of September 30, 2012, are as set forth in the Registration Statement, the General Disclosure Package and the Prospectus in the column entitled "Actual" under the caption "Capitalization" (except for subsequent issuances or sales, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the General Disclosure Package and the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the General Disclosure Package and the Prospectus) and, after giving effect to the offering of the Securities and the other adjustments described therein will be set forth in the columns entitled "As Adjusted" and "As Further Adjusted" under the caption "Capitalization."  The outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable.  None of the outstanding shares of capital stock of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company.

(xii)           Accuracy of Statements.  The statements set forth or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus under the captions "Description of Share Lending Agreement" and "Description of Capital Stock" insofar as they purport to constitute a summary of the terms of the Share Lending Agreement and the Common Stock, respectively, and under the captions "Risk Factors," "Taxation," "Underwriting," "Information on the Company—B. Business Overview" and "Additional Information" insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete in all material respects.

(xiii)           Authorization of Agreement and Share Lending Agreement.  Each of this Agreement and the Share Lending Agreement has been duly authorized, executed and delivered by each of the Company and SFLC. Each of the Share Lending Agreement and the Hemen Share Lending Agreement constitutes a valid and legally binding agreement of SFLC, enforceable against SFLC in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. The Share Lending Agreement constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(xiv)           Authorization and Description of Securities.  The Securities to be loaned to SFLC and transferred to the Underwriter from SFLC are validly issued and fully paid and non-assessable, and at the time of any loan and transfer under the Share Lending Agreement, SFLC has good and valid title to all such Securities free and clear of any liens, claims, security interests and encumbrances except as set forth in the Hemen Share Lending Agreement; and the loan and transfer of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company.  The Common Stock conforms to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus and such description conforms to the rights set forth in the instruments defining the same.  No holder of Securities will be subject to personal liability solely by reason of being such a holder.

(xv)           Registration Rights.  There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the 1933 Act pursuant to this Agreement.

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(xvi)           Absence of Violations, Defaults and Conflicts.  Neither the Company, SFLC nor any of the Company's other subsidiaries is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company, SFLC or any of the Company's other subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company, SFLC or any subsidiary is subject (collectively, "Agreements and Instruments"), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company, SFLC or any of the Company's other subsidiaries or any of their respective properties, assets or operations (each, a "Governmental Entity"), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect.  The execution, delivery and performance of this Agreement and the Share Lending Agreement by each of the Company and SFLC and the consummation of the transactions contemplated herein, therein and in the Registration Statement, the General Disclosure Package and the Prospectus (including the sale of the Securities and the use of the proceeds from the sale of the Securities, if any, as described therein under the caption "Use of Proceeds") and compliance by each of the Company and SFLC with its obligations under this Agreement and the Share Lending Agreement have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company, SFLC or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company, SFLC or any of the Company's other subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity.  As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company, SFLC or any of the Company's other subsidiaries.

(xvii)           Absence of Restrictions on Dividends.  Neither the Company nor any of its subsidiaries is a party to or otherwise bound by any instrument or agreements that limits or prohibits or could limit or prohibit, directly or indirectly, the Company from paying any dividends or making other distributions on its capital stock, and no subsidiary of the Company is a party to or otherwise bound by any instrument or agreements that limits or prohibits or could limit or prohibit, directly or indirectly, any subsidiary of the Company from paying any dividends or making other distributions on its capital stock, limited or general partnership interests, limited liability company interests, or other equity interest, as the case may be, or from repaying any loans or advances from, or (except for instruments or agreements that by their express terms prohibit the transfer or assignment thereof or of any rights thereunder) transferring any of its properties or assets to, the Company or any other subsidiary, in each case except as described in the Registration Statement, the General Disclosure Package and the Prospectus.

(xviii)           Absence of Labor Dispute.  No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

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(xix)           Absence of Proceedings.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries or any of their respective properties, including any vessel owned by the Company or any of its subsidiaries, which might result in a Material Adverse Effect, or which might materially and adversely affect their respective properties or assets or the consummation of the transactions contemplated in this Agreement and the Share Lending Agreement or the performance by the Company of its obligations hereunder or thereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiary is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the General Disclosure Package and the Prospectus, including ordinary routine litigation incidental to the business, could not result in a Material Adverse Effect.

(xx)           Accuracy of Exhibits.  There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Prospectus or to be filed as exhibits to the Registration Statement which have not been so described and filed as required.

(xxi)           Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by each of the Company or SFLC of its obligations hereunder or under the Share Lending Agreement in connection with the loan and transfer of the Securities hereunder or under the Share Lending Agreement or the consummation of the transactions contemplated by this Agreement and the Share Lending Agreement, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, the rules of the New York Stock Exchange, state securities laws or the rules of Financial Industry Regulatory Authority, Inc. ("FINRA") or the Companies Act 1981 of Bermuda.

(xxii)           Possession of Licenses and Permits.  The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect.  The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect.  All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect.  Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(xxiii)           Title to Property.  The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Prospectus or (B) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries or the ability of the Company to perform its obligations under this Agreement or the Share Lending Agreement; and all of the leases, subleases, charters and subcharters material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the Registration Statement, the General Disclosure Package or the Prospectus, are in full force and effect, and neither the Company nor any such subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

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(xxiv)          Possession of Intellectual Property.  The Company and its subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, and neither the Company nor any of its subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect.

(xxv)           Title to Vessels.  All of the vessels described in the Registration Statement, the General Disclosure Package and the Prospectus are owned directly (or as set forth in the Registration Statement, the General Disclosure Package and the Prospectus) by subsidiaries of the Company; each of the vessels listed on Schedule F (the "Owned Vessels") hereto has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule F in the sole ownership of the subsidiary of the Company set forth opposite its name on Schedule F hereto; each such subsidiary of the Company has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, and such other encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each such Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.

(xxvi)          Vessel Compliance.  Each Owned Vessel is operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any international, national, state or local regulatory agencies or bodies, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect. The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, such permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(xxvii)         Vessel Classification.  Each Owned Vessel is classed by a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations.

(xxviii)        Absence of Vessel Loss.  Since the date of the last audited Company financial statements included in the Registration Statement, the General Disclosure Package and the Prospectus, (i) there has not been a material partial loss or total loss of or to any of the Owned Vessels, whether actual or constructive, (ii) no Owned Vessel has been arrested or requisitioned for title or hire and (iii) neither the Company nor any of the subsidiaries has sustained any material loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree.

(xxix)           Absence of Vessel Contract Modification.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, none of the contracts or agreements filed as an exhibit to the Registration Statement have been terminated, amended, modified, supplemented or waived; neither the Company nor any subsidiary has sent or received any communication regarding the termination, amendment, modification, supplementation or waiver of, or an intention to terminate, amend, modify, supplement or waive, or not to consummate any transaction contemplated by, any such contract or agreement; and no such termination, amendment, modification, supplementation or waiver, or intention to terminate, amend, modify, supplement or waive, or not to consummate any transaction contemplated by, any such contract or agreement has been threatened by the Company or any subsidiary or, to the knowledge of the Company, any other party to any such contract or agreement.

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(xxx)           Environmental Laws.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus or would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is, or has been, in violation of any international, federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, and including conventions adopted by the International Maritime Organization, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials, oily bilge water, harmful organisms or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws") and to the knowledge of the Company, there is no condition or circumstance that would reasonably be expected to prevent, impede or add expense to compliance with applicable Environmental Laws in the future, (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries, (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws, (E) neither the Company nor any of its subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and (F) neither the Company nor its subsidiaries reasonably anticipates material capital expenditures relating to any Environmental Laws.

(xxxi)           Environmental Compliance Review.  In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on its business, operations and properties, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for environmental remediation, for closure of properties or for compliance with Environmental Laws, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

(xxxii)          Accounting Controls and Disclosure Controls.  The Company and each of its subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13a-15 and 15d-15 under the 1934 Act Regulations) and a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management's general or specific authorization; (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (E) the interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and is prepared in accordance with the Commission's rules and guidelines applicable thereto.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, since the end of the Company's most recent audited fiscal year, there has been (1) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (2) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company and each of its subsidiaries maintain an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the 1934 Act Regulations) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxxiii)         Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

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(xxxiv)         Payment of Taxes.  The Company and its subsidiaries have filed all tax returns that are required to have been filed by them pursuant to applicable law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.

(xxxv)           PFIC Status.  The Company believes it was not a passive foreign investment company ("PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year and, based on the Company's current projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.

(xxxvi)         Insurance.  The Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers (which, for the avoidance of doubt, shall include Protection & Indemnity Clubs), in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect.  The Company has no reason to believe that it or any of its subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change.  Neither of the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(xxxvii)          Investment Company Act.  Neither the Company nor SFLC is required, and upon the sale of the Securities as herein contemplated and the application of the net proceeds, if any, therefrom as described in the Registration Statement, the General Disclosure Package and the Prospectus will not be required, to register as an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act").

(xxxviii)       Foreign Private Issuer.  The Company is a "foreign private issuer" as defined in Rule 405 of the 1933 Act.

(xxxix)          Dividends and Other Distributions.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, all dividends and other distributions declared and payable on the Securities may under the current laws and regulations of Bermuda be paid in United States dollars and may be freely transferred out of Bermuda, and all such dividends and other distributions will not be subject to withholding or other taxes under the current laws and regulations of Bermuda and are otherwise free and clear of any other tax, duty, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchanges authorities in Bermuda.

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(xl)           Absence of Immunity.  None of the Company or its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States or the Islands of Bermuda.

(xli)           Bermuda Monetary Authority.  To ensure the legality, validity, enforceability and admissibility into evidence of each of this Agreement, the Share Lending Agreement, the Securities and any other document to be furnished hereunder in Bermuda, it is not necessary that this Agreement, the Share Lending Agreement, the Securities or such other document be filed or recorded with any court or other authority in Bermuda or any stamp or similar tax be paid in Bermuda on or in respect of this Agreement, the Share Lending Agreement, the Securities or any such other document except that (i) the consent of the Bermuda Monetary Authority is required and has been obtained for the sale and subsequent transferability of the Securities provided the Securities remain listed on the New York Stock Exchange or another appointed stock exchange; and (ii) the Prospectus is required to be and will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda.

(xlii)           Absence of Manipulation.  Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of Regulation M under the 1934 Act.

(xliii)           Foreign Corrupt Practices Act.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xliv)           Money Laundering Laws.  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws"); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xlv)           OFAC.  None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity ("Person") currently the subject or target of any  sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the U.S. Department of Commerce's Bureau of Industry Security ("BIS"), the U.S. Department of State (including by way of its designation of state sponsors of terrorism), the U.S. Department of Defense's Directorate of Defense Trade Controls ("DDTC"), the United Nations Security Council ("UNSC"), the European Union, Her Majesty's Treasury ("HMT"), or other relevant sanctions authority (collectively, "Sanctions"), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions.  Neither the Company nor any of its affiliates (i) is or has been in the last five years under investigation for any alleged violation of Sanctions, (ii) has been adjudged to have violated any Sanctions or assessed civil penalties under any Sanctions or (iii) is aware of any facts or circumstances, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, that might constitute a violation by the Company of any Sanctions.  The Company has taken all necessary and appropriate measures to ensure that the Company and each of its affiliates is and will continue to be in compliance with all Sanctions, including without limitation the Iran Threat Reduction and Syria Human Rights Act of 2012.  The Company will not use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of  Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.  The Company will use its best efforts to include in all charter agreements executed after the date of execution of this Agreement the requirement that the Company's vessels may not enter and that the charterer will take all steps necessary to prevent entry into any port of call that is located in any country or territory that, at that time, is the subject of Sanctions to the extent that such entry would expose the Company or any Party to this Agreement to Sanctions.

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(xlvi)           ERISA Compliance.  None of the following events has occurred or exists: (i) a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of ERISA with respect to a Plan (defined below) determined without regard to any waiver of such obligations or extension of any amortization period; (ii) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal, state or foreign governmental or regulatory agency with respect to the employment or compensation of employees by the Company or any of its subsidiaries; or (iii) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees by the Company or any of its subsidiaries that might reasonably be expected, individually or in the aggregate, to result in a material liability to the Company or any of its Subsidiaries.  None of the following events has occurred or is reasonably likely to occur: (i) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and its subsidiaries compared to the amount of such contributions made in the Company's most recently completed fiscal year; (ii) a material increase in the "accumulated post-retirement benefit obligations" (within the meaning of Statement of Financial Accounting Standards 106) of the Company and its subsidiaries compared to the amount of such obligations in the Company's most recently completed fiscal year; (iii) any event or condition giving rise to a liability under Title IV of ERISA that might reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; or (iv) the filing of a claim by one or more employees or former employees of the Company or any of its subsidiaries related to its or their employment that might reasonably be expected, individually or in the aggregate, to result in material liability to the Company or any of its Subsidiaries.  For purposes of this paragraph and the definition of ERISA, the term "Plan" means any "employee benefit plan" (within the meaning of Section 3(3) of ERISA), whether or not subject to Title IV of ERISA, with respect to which the Company or any of its subsidiaries may have any liability.

(xlvii)           Lending Relationship.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of the Underwriter or the Borrower and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of the Underwriter or the Borrower.

(xlviii)                      Other Affiliates.  Other than the Subsidiaries, there is no entity or other person (i) of which a majority of the voting equity securities or other interests is owned, directly or indirectly, by the Company and (ii) which held more than 5% of the total assets of the Company on a consolidated basis as of September 30, 2012, excluding inter-company balances.

(xlix)           Statistical and Market-Related Data.  Any statistical and market-related data included in the Registration Statement, the General Disclosure Package or the Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(l)           No Stabilization. Neither the Company nor SFLC has taken and neither the Company nor SFLC will take, directly or indirectly, any action designed to or that could reasonably be excepted to cause or result in any stabilization or manipulation of the price of the Securities.

(li)           Material Information. As of the date hereof and as of the Closing Date, the lending of the Securities by SFLC is not and will not be prompted by any material information concerning the Company which is not set forth in the Registration Statement, the General Disclosure Package or the Prospectus.

(c)           Officer's Certificates.  Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Underwriter, the Borrower or to counsel for the Underwriter shall be deemed a representation and warranty by the Company to the Underwriter and the Borrower as to the matters covered thereby. Any certificate signed by any officer of SFLC delivered to the Underwriter, the Borrower or to counsel for the Underwriter shall be deemed a representation and warranty by SFLC to the Underwriter and the Borrower as to matters covered thereby.

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SECTION 2.              Loans of Shares; Closing; Structuring Fee.

(a)           Securities.  On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, and subject to the terms and conditions in the Share Lending Agreement, SFLC agrees to make available for borrowing by the Borrower shares of Common Stock up to, in the aggregate, the Maximum Number of Shares, and the Borrower agrees to borrow from SFLC, pursuant to a Borrowing Notice (as defined in the Share Lending Agreement), the Loaned Shares specified in such Borrowing Notice, and the Underwriter agrees to purchase from the Borrower such Loaned Shares from the Borrower.

(b)           Terms of Public Offering. The Underwriter advises the Company that the Underwriter proposes to make a public offering of the Securities as soon after this Agreement has become effective as in the Underwriter's judgment is advisable, and from time to time thereafter. The Underwriter further advises the Company that the Securities are to be offered to the public upon the terms set forth in the Prospectus.

(c)           Delivery.  In accordance with the Share Lending Agreement, delivery of the Loaned Shares shall be made at 9:30 A.M., New York City time, on January 30, 2013, or such other time on the same or such other date as the Borrower, the Company and SFLC shall agree in writing.  The time and date of such delivery are hereinafter referred to as the "Closing Date."

(d)           Structuring Fee.  The Company hereby agrees to pay the Underwriter a structuring fee of $2,000,000 (the "Structuring Fee") for the Underwriter's structuring advisory services in connection with the share loan and related transactions and agreements.  The Company hereby authorizes the Underwriter to make payment of the Structuring Fee, which shall be payable on the Closing Date, by netting the amount of the Structuring Fee from the net proceeds the Underwriter shall wire to the Company on the Closing Date in payment for the Notes.

SECTION 3.                      Covenants of the Company.  The Company covenants with the Underwriter and the Borrower as follows:

(a)           Compliance with Securities Regulations and Commission Requests.  The Company, subject to Section 3(b), will comply with the requirements of Rule 430B, and will notify the Underwriter immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective or any amendment or supplement to the Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus, including any document incorporated by reference therein or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment or of any order preventing or suspending the use of any preliminary prospectus or the Prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the 1933 Act concerning the Registration Statement and (v) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Securities.  The Company will effect all filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus.  The Company will make every reasonable effort to prevent the issuance of any stop order, prevention or suspension and, if any such order is issued, to obtain the lifting thereof at the earliest possible moment.  The Company shall pay the required Commission filing fees relating to the Securities within the time required by Rule 456(b)(1)(i) under the 1933 Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act Regulations (including, if applicable, by updating the "Calculation of Registration Fee" table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b)).

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(b)           Continued Compliance with Securities Laws.  The Company will keep available the Registration Statement for the sale of the Securities through the Borrowing Termination Date, together with a prospectus for use thereunder, (other than during a Registration Blackout Period) and to keep available under the Registration Statement a number of shares of Common Stock equal to the then-applicable Maximum Number of Shares. The Company will comply with the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Registration Statement, the General Disclosure Package and the Prospectus.  If at any time when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172 of the 1933 Act Regulations ("Rule 172"), would be) required by the 1933 Act to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriter and the Borrower or for the Company, to (i) amend the Registration Statement in order that the Registration Statement will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) amend or supplement the General Disclosure Package or the Prospectus in order that the General Disclosure Package or the Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser or (iii) amend the Registration Statement or amend or supplement the General Disclosure Package or the Prospectus, as the case may be, in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly (A) give the Underwriter and the Borrower notice of such event, (B) prepare any amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the General Disclosure Package or the Prospectus comply with such requirements and, a reasonable amount of time prior to any proposed filing or use, furnish the Underwriter and the Borrower with copies of any such amendment or supplement and (C) file with the Commission any such amendment or supplement; provided that the Company shall not file or use any such amendment or supplement to which the Underwriter and the Borrower or counsel for the Underwriter and the Borrower shall object.  The Company will furnish to the Underwriter and the Borrower such number of copies of such amendment or supplement as the Underwriter and the Borrower may reasonably request.  The Company has given the Underwriter and the Borrower notice of any filings made pursuant to the 1934 Act or 1934 Act Regulations within 48 hours prior to the Applicable Time; during the period from the Applicable Time to the Facility Termination Date, upon the reasonable request of the Underwriter or the Borrower in connection with actions taken or to be taken pursuant to the Share Lending Agreement, the Company will give the Underwriter and the Borrower notice of its intention to make any such filing for the period of one week after the date of such request, and the Company will furnish the Underwriter and the Borrower with copies of any such documents a reasonable amount of time prior to such proposed filing, and will not file or use any such document to which the counsel for the Underwriter and the Borrower shall reasonably object.

(c)           Delivery of Registration Statements.  The Company has furnished or will deliver to the Underwriter, without charge, signed copies of the Registration Statement as originally filed and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Underwriter, without charge, a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits).  The copies of the Registration Statement and each amendment thereto furnished to the Underwriter will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(d)           Delivery of Prospectuses.  The Company has delivered to the Underwriter, without charge, as many copies of each preliminary prospectus as the Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act.  The Company will furnish to the Underwriter, without charge, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, such number of copies of the Prospectus (as amended or supplemented) as the Underwriter may reasonably request.  The Prospectus and any amendments or supplements thereto furnished to the Underwriter will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

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(e)           Blue Sky Qualifications.  The Company will use its reasonable best efforts, in cooperation with the Underwriter, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Underwriter may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(f)           Rule 158.  The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriter the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(g)           Use of Proceeds. The Company and SFLC will use the net proceeds, if any, received by it from the sale of the Securities in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectus under "Use of Proceeds."

(h)           Listing.  The Company will use its best efforts to effect and maintain the listing of the Maximum Number of Shares on the New York Stock Exchange at all times prior to the Facility Termination Date (as defined in the Share Lending Agreement).

(i)           Restriction on Sale of Securities.  During a period of 90 days from the date of the Prospectus, the Company will not, without the prior written consent of Deutsche Bank, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, the Notes or the issuance by the Company of shares of Common Stock upon the conversion of shares of, or as paid as a dividend upon, the Notes, (B) the entry into, and transactions pursuant to, the Share Lending Agreement and the Hemen Share Lending Agreement, (C) any shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Prospectus, (D) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company referred to in the Registration Statement, the General Disclosure Package and the Prospectus or (E) any shares of Common Stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the General Disclosure Package and the Prospectus.  Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will issue an earnings release or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions imposed in this clause (i) shall continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless the Underwriter waives, in writing, such extension.

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(j)           Reporting Requirements.  The Company, during the period when a Prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and 1934 Act Regulations. Additionally, the Company shall report the use of proceeds from the sale of the Shares, if any, as may be required under Rule 463 under the 1933 Act.

(k)           Issuer Free Writing Prospectuses.  The Company agrees that, unless it obtains the prior written consent of the Underwriter and the Borrower, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a "free writing prospectus," or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Underwriter and the Borrower will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule C hereto and any "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Underwriter and the Borrower.  The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Underwriter and the Borrower as an "issuer free writing prospectus," as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any preliminary prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Underwriter and the Borrower and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(l)           Due Diligence. The Company will afford the Underwriter and the Borrower, on reasonable notice, a reasonable opportunity to conduct a due diligence investigation with respect to the Company customary in scope for transactions pursuant to which the Underwriter and the Borrower act as underwriters of equity securities (including, without limitation, the availability of the chief financial officer and general counsel to respond to questions regarding the business and financial condition of the Company and the right to have made available to them for inspection such records and other information as they may reasonably request).

SECTION 4.                      Payment of Expenses.

(a)           Expenses.  The Company will pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriter and the Borrower of copies of each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriter to investors, (iii) the preparation and delivery of the certificates for the Securities to the Underwriter, including any stock or other transfer taxes and any stamp or other duties payable upon the sale or delivery of the Securities to the Underwriter or the loan of the Securities to the Borrower, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(e) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriter in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the fees and expenses of any transfer agent or registrar for the Securities, (vii) the costs and expenses of the Company relating to investor presentations on any "road show" undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriter and the Borrower in connection with, the review, if any, by FINRA of the terms of the sale of the Securities, provided, that such fees and expenses of the Underwriter to be paid by the Company pursuant to (v) and (viii), above, shall not exceed in the aggregate $25,000, (ix) the fees and expenses incurred in connection with the listing of the Securities on the New York Stock Exchange and (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Underwriter caused by a breach of the representation contained in the third sentence of Section 1(a)(ii).

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(b)           Termination of Agreement.  If this Agreement is terminated by the Underwriter or the Borrower in accordance with the provisions of Section 5 or Section 9(a)(i) or (iii) hereof, the Company shall reimburse the Underwriter and Borrower for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriter and Borrower.

(c)           Withholding.  The Company agrees that all amounts payable hereunder shall be paid free and clear of, and without any deduction or withholding for or on account of, any current or future taxes, levies, imposts, duties, charges or other deductions or withholdings levied in any jurisdiction from or through which payment is made, unless such deduction or withholding is required by applicable law, in which event the Company will pay additional amounts so that the persons entitled to such payments will receive the amount that such persons would otherwise have received but for such deduction or withholding after allowing for any tax credit or other benefit each such person receives by reason of such deduction or withholding, provided that no such additional amounts shall be payable for withholding or deduction on account of (i) taxes resulting from a present or former connection between the Underwriter or the Borrower and the jurisdiction imposing such taxes or (ii) taxes resulting from the failure of the Underwriter or the Borrower to comply with a reasonable request of the payer to provide certification, information, documents or other evidence concerning the nationality, residence or identity of the Underwriter or the Borrower, which is required by law of the jurisdiction imposing such taxes as a condition to exemption from all or part of such taxes.

SECTION 5.                      Conditions of Underwriter's and Borrower's Obligations.  The obligations of the Underwriter and the Borrower hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of their respective covenants and other obligations hereunder, and to the following further conditions:

(a)           Effectiveness of Registration Statement.  The Registration Statement has become effective and, at the Closing Date, no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company's knowledge, contemplated; and the Company has complied with each request (if any) from the Commission for additional information.  The Company shall have paid the required Commission filing fees relating to the Securities within the time period required by Rule 456(b)(1)(i) under the 1933 Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act Regulations and, if applicable, shall have updated the "Calculation of Registration Fee" table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b).

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(b)           Opinion and Negative Assurance Statement of Counsel for the Company and SFLC.  At the Closing Date, the Underwriter and the Borrower shall have received the favorable opinion and negative assurance statement, each dated the Closing Date, of Seward & Kissel LLP, counsel for the Company and SFLC, in form and substance satisfactory to counsel for the Underwriter, together with signed or reproduced copies of such letters for the Underwriter and the Borrower, and to such further effect as counsel to the Underwriter and the Borrower may reasonably request.

(c)           Tax Opinion of Counsel for the Company.  At the Closing Date, the Underwriter and the Borrower shall have received the favorable opinion, dated the Closing Date, of Seward & Kissel LLP, tax counsel for the Company, in form and substance satisfactory to counsel for the Underwriter regarding PFIC matters, together with signed or reproduced copies of such letter for the Underwriter and the Borrower.

(d)           Opinion of Bermudian Counsel for the Company and SFLC.  At the Closing Date, the Underwriter and the Borrower shall have received the favorable opinion, dated the Closing Date, of MJM Limited, Hamilton, Bermuda, special counsel for the Company and SFLC with respect to matters of Bermuda law, in form and substance satisfactory to Seward & Kissel LLP and counsel for the Underwriter, together with signed or reproduced copies of such letter for the Underwriter and the Borrower, and to such further effect as counsel to the Underwriter and the Borrower may reasonably request.

(e)           Opinions of Special Counsel for the Company and SFLC.  At the Closing Date, the Underwriter and the Borrower shall have received the favorable opinion, dated the Closing Date, of each of (i) McKinney, Bancroft & Hughes, special Bahamas counsel for the Company and SFLC, (ii) K.C. Saveriades & Co. LLC, special Cyprus counsel for the Company and SFLC, (iii) Ince & Co., special Hong Kong counsel for the Company and SFLC, (iv) MJM Limited, special Bermuda counsel for the Company and SFLC, (v) Seward & Kissel, LLP, special Liberia counsel for the Company and SFLC, (vi) Refalo & Zammit Pace Advocates, special Malta counsel for the Company and SFLC, (vii) Seward & Kissel, LLP, special Marshall Islands counsel for the Company and SFLC, (viii) Advokatfirmaet Wiersholm AS, special Norway counsel for the Company and SFLC, (ix) Arias, Fabrega & Fabrega, special Panama counsel to the Company and SFLC, (x) Rodyk & Davidson LLP, special Singapore counsel for the Company and SFLC, and (xi) Watson, Farley & Williams LLP, special United Kingdom counsel for the Company and SFLC, in form and substance satisfactory to Seward & Kissel LLP and counsel for the Underwriter, together with signed or reproduced copies of such letters for the Underwriter and the Borrower, and to such further effect as counsel to the Underwriter and the Borrower may reasonably request.

(f)           Opinion of Counsel for Hemen. At the Closing Date, the Underwriter and the Borrower shall have received the favorable opinion, dated the Closing Date, of K.C. Saveriades & Co. LLC, counsel for Hemen, in form and substance satisfactory to Seward & Kissel LLP and counsel for the Underwriter, together with signed or reproduced copies of such letters for the Underwriter and the Borrower, and to such further effect as counsel to the Underwriter and the Borrower may reasonably request.

(g)           Opinions and Negative Assurance Statement of Counsel for the Underwriter. At the Closing Date, the Underwriter and the Borrower shall have received the favorable opinion and negative assurance statement, each dated the Closing Date, of Simpson Thacher & Bartlett LLP, counsel for the Underwriter, together with signed or reproduced copies of such letters for the Underwriter and the Borrower, in a form satisfactory to the Underwriter and the Borrower.

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(h)           Officers' Certificate.  At the Closing Date, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or properties of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the Underwriter and the Borrower shall have received (A) a certificate of each of the Chief Executive Officer or the President of the Company and of each of the chief financial or chief accounting officer of the Company, dated the Closing Date, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties of the Company in this Agreement and the Share Lending Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Date, (iii)  the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Date, and (iv) no stop order suspending the effectiveness of the Registration Statement under the 1933 Act has been issued, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated, and (B) a certificate of each of the chief executive officer or president of SFLC and of each of the chief financial or chief accounting officer of SFLC, dated the Closing Date, to the effect that (i) there has been material adverse change in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or properties of SFLC, whether or not arising in the ordinary course of business, (ii) the representations and warranties of SFLC in this Agreement and the Share Lending Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Date, and (iii) SFLC has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Date

(i)           Accountant's Comfort Letter.  At the time of the execution of this Agreement, the Underwriter and the Borrower shall have received from MSPC Certified Public Accountants and Advisors, P.C. a letter, dated such date, in form and substance satisfactory to the Underwriter and the Borrower, together with signed or reproduced copies of such letter for the Underwriter and the Borrower containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(j)           Bring-down Comfort Letter.  At the Closing Date, the Underwriter and the Borrower shall have received from MSPC Certified Public Accountants and Advisors, P.C. a letter, dated as of the Closing Date, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (h) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Date.

(k)          Approval of Listing.  At the Closing Date, the Securities shall have been approved for listing on the New York Stock Exchange, subject only to official notice of sale.

(l)          Lock-up Letters.  At the date of this Agreement, the Underwriter and the Borrower shall have received an agreement substantially in the form of Exhibit A hereto signed by the persons listed on Schedule E hereto.

(m)          Maintenance of Rating.  Since the execution of this Agreement, there shall not have been any decrease in or withdrawal of the rating of any securities of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the 1933 Act) or any notice given of any intended or potential decrease in or withdrawal of any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

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(n)          Management Representation Letter.  At the time of the execution of this Agreement and at the Closing Date, the Underwriter and the Borrower shall have received from the Chief Financial Officer of the Company a letter with respect to certain financial data contained in the Registration Statement, the General Disclosure Package and the Prospectus, dated at the time of the execution of this Agreement and at the Closing Date, respectively, in form and substance satisfactory to the Underwriter and the Borrower and to the effect set forth in Exhibit B hereto, together with signed or reproduced copies of such letter for the Underwriter and the Borrower, and to such further effect as counsel to the Underwriter and the Borrower may reasonably request.

(o)           Additional Documents.  At the Closing Date, counsel for the Underwriter and the Borrower shall have been furnished with such documents and opinions as they may reasonably request for the purpose of enabling them to pass upon the sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Underwriter and the Borrower and counsel for the Underwriter.

(p)           Share Borrow.  The Borrower shall have received from SFLC the number of Loaned Shares requested under any Borrowing Notice (as defined in the Share Lending Agreement) delivered pursuant to the Share Lending Agreement prior to 12:00 P.M., New York City time, on the Closing Date.

(q)           Share Lending Agreement.  The Company and SFLC shall have entered into the Share Lending Agreement, and the Underwriter shall have received executed copies thereof.

(r)           Termination of Agreement.  If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Underwriter or the Borrower by notice to the Company at any time at or prior to the Closing Date, and with respect to the Loaned Shares specified in the Borrowing Notice, at any time prior to the Closing Date, such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8, 13, 14 and 15 shall survive any such termination and remain in full force and effect.

SECTION 6.                      Indemnification.

(a)           Indemnification of the Underwriter and the Borrower by the Company and SFLC.  The Company and SFLC agree to indemnify and hold harmless each of the Underwriter and the Borrower, their respective affiliates (as such term is defined in Rule 501(b) under the 1933 Act (each, an "Affiliate")), selling agents and each person, if any, who controls the Underwriter or the Borrower within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any preliminary prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) or (B) in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Stock ("Marketing Materials"), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any preliminary prospectus, Issuer Free Writing Prospectus, Prospectus or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

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(ii)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company;

(iii)           against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Underwriter), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b)           Indemnification of Company, Directors and Officers.  Each of the Underwriter and the Borrower, severally and not jointly, agrees to indemnify and hold harmless the Company, SFLC and their respective Affiliates and their respective directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c)           Actions against Parties; Notification.  Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement.  In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the Underwriter, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party.  In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

23

(d)           Settlement without Consent if Failure to Reimburse.  If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7.               Contribution.  If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and SFLC, on the one hand, and the Underwriter or the Borrower, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and SFLC, on the one hand, and of the Underwriter or the Borrower, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company and SFLC, on the one hand, and the Underwriter or the Borrower, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and SFLC, on the one hand, and the total underwriting discount received by the Underwriter or the Borrower, on the other hand, in each case as set forth on the cover of the Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on the cover of the Prospectus.

The relative fault of the Company and SFLC, on the one hand, and the Underwriter or the Borrower, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, SFLC, the Underwriter and the Borrower agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriter and Borrower were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

24

Notwithstanding the provisions of this Section 7, neither the Underwriter nor the Borrower shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten or borrowed by it, as the case may be, and distributed to the public were offered to the public exceeds the amount of any damages that the Underwriter or the Borrower has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls the Underwriter or the Borrower within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and the Underwriter's or the Borrower's Affiliates and selling agents shall have the same rights to contribution as the Underwriter or the Borrower, as applicable, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.

SECTION 8.              Representations, Warranties and Agreements to Survive.  All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company, SFLC or any of the Company's other subsidiaries, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Underwriter, the Borrower or their respective Affiliates or selling agents, any person controlling the Underwriter or the Borrower, its officers or directors, any person controlling the Company or SFLC, as applicable, and (ii) delivery of and payment for the Securities.

SECTION 9.               Termination of Agreement.

(a)           Termination.  The Underwriter or the Borrower may terminate this Agreement, by notice to the Company and SFLC at any time at or prior to the Closing Date and, with respect to the  Loaned Shares specified in the Borrowing Notice, at any time prior to the Closing Date, (i) if there has been, in the judgment of the Underwriter or the Borrower, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or properties of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Underwriter or the Borrower, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the New York Stock Exchange, or (iv) if trading generally on the NYSE Amex or the New York Stock Exchange or in the Nasdaq Global Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear systems in Europe, or (vi) if a banking moratorium has been declared by either federal or New York authorities.

25

(b)           Liabilities.  If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 12, 13 and 14 shall survive such termination and remain in full force and effect.

SECTION 10.            Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to the Underwriter shall be directed to Deutsche Bank Securities Inc. at 60 Wall Street, 4th Floor, New York, New York, 10005, Attention: ECM Syndicate Desk (Facsimile: 212-797-9344) with a copy to the General Counsel (Fascimile: 212-797-4564); notices to the Borrower shall be directed to Deutsche Bank AG, London Branch at Winchester House, 1 Great Winchester Street, London  EC2N 2DB, United Kingdom,  Attention: Ashish Jhajharia (Facsimile: +44 20754 53601); notices to the Company shall be directed to the address of the Company set forth in the Registration Statement, Attention: Chief Financial Officer.

SECTION 11.             No Advisory or Fiduciary Relationship.  Each of the Company and SFLC acknowledges and agrees that (a) the borrowing and sale of the Securities pursuant to this Agreement and the Share Lending Agreement, including the determination of the initial public offering price of the Securities and any related discounts and commissions, is an arm's-length commercial transaction between the Company and SFLC, on the one hand, and the Underwriter or the Borrower, on the other hand, (b) in connection with the offering of the Securities and the process leading thereto, each of the Underwriter and the Borrower is and has been acting solely as a principal and is not the agent or fiduciary of the Company, SFLC or any of the Company's other subsidiaries, or its respective stockholders, creditors, employees or any other party, (c) neither the Underwriter nor the Borrower has assumed or will assume an advisory or fiduciary responsibility in favor of the Company or SFLC with respect to the offering of the Securities or the process leading thereto (irrespective of whether the Underwriter or the Borrower has advised or is currently advising the Company, SFLC or any of the Company's other subsidiaries on other matters) and neither the Underwriter nor the Borrower has any obligation to the Company or SFLC with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (d) the Underwriter, the Borrower and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and SFLC, and (e) neither the Underwriter nor the Borrower has provided any legal, accounting, regulatory or tax advice with respect to the offering of the Securities and each of the Company and SFLC has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 12.            Parties.  This Agreement shall each inure to the benefit of and be binding upon the Underwriter, the Borrower, the Company and SFLC and their respective successors.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriter, the Borrower, the Company and SFLC and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriter, the Borrower, the Company and SFLC and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  No purchaser of Securities from the Underwriter shall be deemed to be a successor by reason merely of such purchase.

26

SECTION 13.            Trial by Jury.  Each of the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates), SFLC, the Underwriter and the Borrower hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 14.            GOVERNING LAW.  THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK.

SECTION 15.             Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby ("Related Proceedings") shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the "Specified Courts"), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "Related Judgment"), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  The Company irrevocably appoints Seward & Kissel LLP as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York. With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

SECTION 16.             TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 17.             Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 18.            Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction hereof.

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company and SFLC a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriter, the Borrower, the Company and SFLC in accordance with its terms.

Very truly yours,
SHIP FINANCE INTERNATIONAL LIMITED

By______________________________

Name: OLE B. HJERTAKER
Title: ATTORNEY-IN-FACT

SFL CAPITAL II LTD.

By______________________________

Name:
Title:

[Signature Page to Underwriting Agreement]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company and SFLC a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriter, the Borrower, the Company and SFLC in accordance with its terms.

Very truly yours,
SHIP FINANCE INTERNATIONAL LIMITED

By________________________________
Name:
Title:

SFL CAPITAL II LTD.

By [signature]
Name: GEORGINA E. SOUSA
Title: DIRECTOR

[Signature Page to Underwriting Agreement]

CONFIRMED AND ACCEPTED,
as of the date first above written:

DEUTSCHE BANK SECURITIES INC.

By ______________________________
Name: Craig Fiehmer
Title: Managing Director

By ______________________________
Name: Warren F. Estey
Title: Managing Director

DEUTSCHE BANK AG, LONDON BRANCH

By ______________________________
Name:
Title:

By ______________________________
Name:
Title:

[Signature Page to Underwriting Agreement]

CONFIRMED AND ACCEPTED,
as of the date first above written:

DEUTSCHE BANK SECURITIES INC.

By________________________________
Name:
Title:

By________________________________
Name:
Title:

DEUTSCHE BANK AG, LONDON BRANCH

By________________________________
Name: J.M. ROSS
Title: MANAGING DIRECTOR.

By________________________________
Name: K ZOLFAGHARI
Title: MANAGING DIRECTOR

[Signature Page to Underwriting Agreement]

SCHEDULE A

[Intentionally Omitted]

Sch A-1

SCHEDULE B

Pricing Terms

[Intentionally Omitted]

  Sch B-1

SCHEDULE C

Free Writing Prospectuses

[Intentionally Omitted]

Sch C-1

SCHEDULE D

Term Sheet

[Intentionally Omitted]

Sch D-1

SCHEDULE E

List of Persons and Entities Subject to Lock-up

[Intentionally Omitted]

Sch E-1

SCHEDULE F

Owned Vessels

[Intentionally Omitted]

Sch F-1

EXHIBIT 99.3

EXECUTION COPY

SHIP FINANCE INTERNATIONAL LIMITED

FIRST SUPPLEMENTAL INDENTURE

Dated as of January 30, 2013

to

DEBT SECURITIES SENIOR AND SUBORDINATED INDENTURE

Dated as of January 30, 2013

U.S. Bank National Association

Trustee

Deutsche Bank Trust Company Americas

Paying Agent,

Conversion Agent, and

Notes Registrar

3.25% Convertible Senior Notes due 2018

TABLE OF CONTENTS

EXHIBIT

Exhibit A	Form of Note	A-1

First Supplemental Indenture dated as of January 30, 2013 (this "Supplemental Indenture") between Ship Finance International Limited, a company incorporated under the laws of the Islands of Bermuda (the "Company"), U.S. Bank National Association (the "Trustee") and Deutsche Bank Trust Company Americas, a New York banking corporation, supplementing the Indenture dated as of January 30, 2013, between the Company and the Trustee (the "Base Indenture" and, as amended and supplemented by this First Supplemental Indenture, and as it may be further amended or supplemented from time to time with respect to the Notes, the "Indenture").

W I T N E S S E T H:

WHEREAS, the Company executed and delivered the Base Indenture to the Trustee to provide, among other things, for the issuance, from time to time, of the Company's Securities, in an unlimited aggregate principal amount, in one or more series to be established by the Company under, and authenticated and delivered as provided in, the Base Indenture;

WHEREAS, Sections 2.2 of the Base Indenture provides for the Company to issue Securities thereunder in the form and on the terms set forth in one or more Board Resolutions, supplemental indentures or Officers' Certificates;

WHEREAS, the Company has duly authorized the issuance of a single Series of Securities designated as its 3.25% Convertible Senior Notes due 2018 (the "Notes"), initially in an aggregate principal amount not to exceed $350,000,000, and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Supplemental Indenture; and

WHEREAS, the form of Note, the certificate of authentication to be borne by each Note, the Form of Notice of Conversion, the Form of Put Option Purchase Notice and the Form of Assignment and Transfer to be borne by the Notes are to be substantially in the forms hereinafter provided;

WHEREAS, the conditions set forth in the Base Indenture for the execution and delivery of this Supplemental Indenture have been complied with; and

WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Supplemental Indenture provided, the valid, binding and legal obligations of the Company, and this Supplemental Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Supplemental Indenture and the issuance hereunder of the Notes have in all respects been duly authorized.

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of the Notes (except as otherwise provided below), as follows:

ARTICLE 1

DEFINITIONS

Section 1.01.   Definitions.

The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of the Indenture shall have the respective meanings specified in this Section 1.01, and to the extent applicable, supersede the definition thereof in the Base Indenture. All words, terms and phrases defined in the Base Indenture (but not otherwise defined herein) shall have the same meanings as in the Base Indenture. The words "herein," "hereof," "hereunder," and words of similar import refer to the Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.

"Additional Amounts" means all amounts, if any, payable pursuant to Section 4.06.

"Additional Interest" means all amounts, if any, payable pursuant to Section 2.04(c).

"Additional Maturity Settlement Shares" shall have the meaning specified in Section 2.07(f).

"Additional Shares" shall have the meaning specified in Section 8.04(h).

"Bankruptcy Law" shall have the meaning specified in Section 5.01.

"Base Indenture" has the meaning specified in the first paragraph of this Supplemental Indenture.

"Business Day" is any day other than (x) a Saturday, (y) a Sunday or (z) a day on which (i) state or federally chartered banking institutions in New York, New York are not required to be open or (ii) Norwegian commercial banks are not required to be open for general business or cannot settle foreign currency transactions or (iii) any day on which the Norwegian Central Bank's Settlement System is not open.

"Call Option" shall have the meaning specified in Section 10.01(a).

"Call Option Notice" shall have the meaning specified in Section 10.01 (b).

"Call Option Redemption Date" means the date specified in the Call Option Notice, which date shall not be earlier than 40 Business Days and not later than 21 Business Days from the date of the Call Option Notice.

"Call Option Redemption Price" shall have the meaning specified in Section 10.01 (a).

 "Cash Dividend" means (i) any Dividend which is to be paid or made in cash (in whatever currency), but other than falling within paragraph (b) of the definition of "Spin-Off" and (ii) any Dividend determined to be a Cash Dividend pursuant to paragraph (a) of the definition of "Dividend", and for the avoidance of doubt, a Dividend falling within paragraph (c) or (d) of the definition of "Dividend" shall be treated as being a Non-Cash Dividend.

"Cash Settlement" shall have the meaning specified in Section 8.02(a).

"Cash Settlement Amount" shall have the meaning specified in Section  2.07(c)(ii).

"Certificated Notes" means Note represented by one or more permanent Certificated Securities in registered form issued in denominations of $1,000 principal amount and multiples thereof.

"Change of Control Conversion Period" means the period commencing on the date on which a Change of Control Event occurs and ending 60 calendar days following such date or, if later, 60 calendar days following the date of the Change of Control Event Notice.

"Change of Control Conversion Price" shall have the meaning set forth in Section 8.03(a).

 "Change of Control Event" means that any Person or group, other than Hemen Holding Ltd., Farahead Investment Inc. and/or other companies which are controlled directly or indirectly by Mr. John Fredriksen, his direct lineal descendants, the personal estate of any of them or any trust created for the benefit of any of the aforementioned Persons and their estates, becomes the owner, directly or indirectly, of more than 50% of the outstanding voting power of the Company.

"Change of Control Event Notice" shall have the meaning specified in Section  4.14(j).

"Combination Settlement" shall have the meaning specified in Section 8.02(a).

"Common Shares" means the Common Shares of the Company, par value $1.00 per share, at the date of this Supplemental Indenture, subject to Section 8.07.

"Company" shall have the meaning specified in the first paragraph of the recitals of this Supplemental Indenture.

 "Conversion Agent" shall have the meaning specified in Section 4.02.

"Conversion Date" shall have the meaning specified in Section 8.02(c).

"Conversion Obligation" shall have the meaning specified in Section 8.01.

"Conversion Period" with respect to any Note means:

(a)
if the relevant Conversion Date occurs prior to the 55th Scheduled Trading Day immediately preceding the Stated Maturity Date, the 50 consecutive VWAP Trading Day period beginning on, and including, the third VWAP Trading Day immediately following the related Conversion Date; and

(b)
if the relevant Conversion Date occurs during the period beginning on the 55th Scheduled Trading Day immediately preceding the Stated Maturity Date and ending at 5:00 p.m. (New York City time) on the second Scheduled Trading Day immediately preceding the Stated Maturity Date, the 50 consecutive VWAP Trading Day period beginning on, and including, the 52nd Scheduled Trading Day immediately preceding the Stated Maturity Date.

"Conversion Price" shall have the meaning specified in Section 8.01.

"Conversion Rate" means as of any date, $1,000, divided by the Conversion Price as of such date.

"Corporate Trust Office" means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered which office at the date of the execution of this Indenture is U.S. Bank Corporate Trust Services, 100 Wall Street, Suite 1600, New York, NY, 10005.

"Current Market Price" means, in respect of a Common Share at a particular date, the average of the Daily VWAP of a Common Share for the five consecutive VWAP Trading Days ending on the VWAP Trading Day immediately preceding such date; provided that if at any time during the said five VWAP Trading Day period the Daily VWAP shall have been based on a price ex-Dividend (or ex- any other entitlement) and during some other part of that period the Daily VWAP shall have been based on a price cum-Dividend (or cum- any other entitlement), then:

(a)
if the Common Shares to be issued or transferred are not entitled to receive the Dividend (or entitlement) in question, the Daily VWAP on the dates on which the Common Shares shall have been based on a price cum-Dividend (or cum- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Common Share as at the date of first public announcement of such Dividend (or entitlement); or

(b)
if the Common Shares to be issued or transferred are entitled to receive the Dividend (or entitlement) in question, the Daily VWAP on the dates on which the Common Shares shall have been based on a price ex -Dividend (or ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of any such Dividend or entitlement per Common Share as at the date of first public announcement of such Dividend (or entitlement), and provided further that, if on each of the said five VWAP Trading Days the Daily VWAP shall have been based on a price cum -Dividend (or cum- any other entitlement) in respect of a Dividend (or other entitlement) which has been declared or announced but the Common Shares to be issued are not entitled to receive that Dividend (or other entitlement) the Daily VWAP on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Common Share as at the date of the first public announcement of such Dividend or entitlement, and provided further that, if the Daily VWAP of a Common Share is not available on one or more of the said five VWAP Trading Days, then the average of such Daily VWAPs which are available in that five VWAP Trading Day period shall be used (subject to a minimum of two such prices) and if only one, or no, such Daily VWAP is available in the relevant period the Current Market Price shall be determined in good faith by an Independent Financial Adviser.

"Current Value" means, in respect of a Common Share on the Valuation Date shall equal 99% of the average of the Daily VWAP per Common Share for the 50 consecutive VWAP Trading Day period beginning on, and including, the 52nd Scheduled Trading Day immediately preceding the Stated Maturity Date.

"Custodian" means the Note Registrar, as custodian for The Depository Trust Company, with respect to the Global Notes, or any successor entity thereto.

"Daily Conversion Value" means, for each VWAP Trading Day during the Conversion Period, 1/50th of the product of (i) the applicable Conversion Rate on such VWAP Trading Day and (ii) the Daily VWAP of the Common Shares on such VWAP Trading Day.

"Daily Measurement Value" shall have the meaning specified in the definition of Daily Settlement Amount.

"Daily Net Share Settlement Value" shall have the meaning specified in the definition of Daily Settlement Amount.

"Daily Settlement Amount," for each $1,000 aggregate principal amount of Notes validly surrendered for conversion, and for each VWAP Trading Day during the Conversion Period, will consist of:

(1)
if (x) the Daily Conversion Value for such VWAP Trading Day exceeds (y) the maximum cash amount per $1,000 principal amount of Notes to be received upon conversion as specified in the notice regarding the Company's chosen Settlement Method (the "Specified Dollar Amount"), if any, divided by 50 (such quotient being referred to as the "Daily Measurement Value"), the sum of:

(a)       a cash payment of the Daily Measurement Value, and

(b)       a number of Common Shares (the "Daily Net Share Settlement Value") equal to:

(i)	the difference between the Daily Conversion Value and the Daily Measurement Value, divided by

(ii)	the Daily VWAP of the Common Shares for such VWAP Trading Day; or

(2)	if the Daily Conversion Value for such VWAP Trading Day is less than or equal to the Daily Measurement Value, a cash payment equal to the Daily Conversion Value.

"Daily VWAP" of the Common Shares (or any security that is part of the reference property into which the Common Shares have been converted or exchanged or, as the case may be, a Security or a Spin-Off Security, if applicable, pursuant to Section 8.04), in respect of any VWAP Trading Day, means the per share volume-weighted average price of the Common Shares (or other security, Security or Spin-Off Security) as displayed under the heading "Bloomberg VWAP" on Bloomberg Page "SFL US <Equity> AQR" (or its equivalent successor if such page is not available, or the Bloomberg Page for any security that is part of the reference property into which the Common Shares have been converted or exchanged, or, as the case may be, Security or a Spin-Off Security, if applicable) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day or, if such volume-weighted average price is unavailable (or the reference property is not a security), the market value of one of the Common Shares (or other reference property,

Security or Spin-Off Security, as applicable) on such VWAP Trading Day as determined in good faith by the Board of Directors of the Company or a duly authorized committee thereof in a commercially reasonable manner, using a volume-weighted average price method (unless the reference property  is not a security).  The "Daily VWAP" will be determined without regard to after-hours trading or any other trading outside the regular trading session.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default with respect to the Notes.

"Defaulted Amounts" means any amounts on any Note (including, without limitation, the Put Option Purchase Price, Call Option Redemption Price Additional Amounts, Additional Interest, principal and interest) that are payable but are not punctually paid or duly provided for.

"Depositary" means, with respect to each Global Note, the Person specified in Section 2.05(c) as the Depositary with respect to such Notes, until a successor shall have been appointed and become such pursuant to the applicable provisions of the Indenture, and thereafter, "Depositary" shall mean or include such successor.

"Dividend" means any dividend or any form of distribution to holders of the Common Shares (including a Spin-Off) whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes, without limitation, an issue of Common Shares, or other Securities credited as fully or partly paid up by way of capitalization of profits or reserves) provided that:

(a)
where a Dividend in cash is announced which is to be, or may at the election of holders of the Common Shares be, satisfied by the issue or delivery of Common Shares or other property or assets, or where a capitalization of profits or reserves is announced which is to be, or may at the election of holders of the Common Shares be, satisfied by the payment of the Dividend in cash, then for the purposes of this definition the Dividend in question shall be treated as a Cash Dividend of the greater of (i) such cash amount and (ii) the Fair Market Value (on the date of the first public announcement of such Dividend or capitalization (as the case may be) or if later, the date on which the number of Common Shares (or amount of property or assets, as the case may be) which may be issued or delivered is determined), of such Common Shares or other property or assets;

(b)	any issue of Common Shares falling within clause (b) of Section 8.04, above be disregarded;

(c)
a purchase or redemption or buy back of the Company's share capital by the Company or any of the Company's Subsidiaries shall not constitute a Dividend unless, in the case of purchases, redemptions or buy backs of Common Shares by or on behalf of the Company or any of the Company's Subsidiaries, the weighted average price per Common Share (before expenses) on any one day (a "Specified Share Day") in respect of such purchases, redemptions or buy backs (translated, if not in U.S. dollars, into U.S. dollars at the spot rate ruling at 5:00 p.m. (New York City time) on such day as determined in good faith by an Independent Financial Adviser (or if no such rate is available on that date, the equivalent rate on the immediately preceding date on which such rate is available), exceeds by more than 5% the average of the closing prices of the Common Shares on the Relevant Stock Exchange (as published by or derived from the Relevant Stock Exchange) on the five VWAP Trading Days immediately preceding the Specified Share Day or, where an announcement (excluding, for the avoidance of doubt for these purposes, any general authority for such purchases approved by a general meeting of holders of the Common Shares or any notice convening such a meeting of holders of the Common Shares) has been made of the intention to purchase Common Shares at some future date at a specified price, on the five VWAP Trading Days immediately preceding the date of such announcement, in which case such purchase shall be deemed to constitute a Dividend in U.S. dollars to the extent that the aggregate price paid (before expenses) in respect of such Common Shares purchased by the Company or, as the case may be, any of the Company's Subsidiaries (translated where appropriate into U.S. dollars as provided above) exceeds the product of (i) 105% of the average closing price of the Common Shares determined as aforesaid and (ii) the number of Common Shares so purchased; and

(d)
if the Company or any of the Company's Subsidiaries shall purchase any receipts or certificates representing Common Shares, the provisions of paragraph (c) shall be applied in respect thereof in such manner and with such modifications (if any) as shall be determined in good faith by an Independent Financial Adviser.

"Event of Default" shall have the meaning specified in Section 5.01.

"Excluded Subsidiary" means any Subsidiary:

(a)	which is a single-purpose company whose principal assets and business are constituted by the ownership, acquisition, development and/or operation of an asset or a group of similar assets;

(b)
none of whose indebtedness for borrowed money in respect of the financing of such ownership, acquisition, development and/or operation of an asset is subject to any recourse whatsoever to any member of the Group (other than the Subsidiary or another Excluded Subsidiary) in respect of the repayment thereof; and

(c)
which has been designated as such by the Company by written notice to the Trustee signed by an Officer, provided that the Company may give written notice signed by two members of the Board of Directors of the Company to the Trustee at any time that any Excluded Subsidiary is no longer an Excluded Subsidiary, whereupon it shall cease to be an Excluded Subsidiary.

"Existing Convertible Bonds" shall have the meaning specified in Section 4.09(b).

"Ex-Dividend Date" means the first date on which shares of the Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of Common Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

"Fair Market Value" means, with respect to any property on any date, the Fair Market Value of that property as determined in good faith by an Independent Financial Adviser provided, that (i) the Fair Market Value of a Cash Dividend paid or to be paid shall be the amount of such Cash Dividend; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where Securities, Spin-Off Securities, options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by an Independent Financial Adviser), the Fair Market Value (a) of such Securities or Spin-Off Securities shall equal the arithmetic mean of the Daily VWAPs of such Securities or Spin-Off Securities and (b) of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights, in the case of both (a) and (b) during the period of five VWAP Trading Days on the relevant market commencing on such date (or, if later, the first such VWAP Trading Day such Securities or Spin-Off Securities, options, warrants or other rights are publicly traded); and (iv) in the case of (i) converted into U.S. dollars (if declared or paid in a currency other than U.S. dollars ) at the rate of exchange used to determine the amount payable to holders of the Common Shares who were paid or are to be paid or are entitled to be paid the Cash Dividend in U.S. dollars; and in any other case, converted into U.S. dollars (if expressed in a currency other than U.S. dollars) at such rate of exchange as may be determined in good faith by an Independent Financial Adviser to be the spot rate ruling at 5:00 p.m. (New York City time) on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available).

"Financial Statements" means the audited unconsolidated and consolidated annual accounts and financial statements of the Company for any financial year, drawn up according to U.S. GAAP, such accounts to include a profit and loss account, balance sheet and cash flow statement.

"Form of Assignment and Transfer" shall mean the "Form of Assignment and Transfer" in substantially the form attached as Attachment 3 to the form of Note attached hereto as Exhibit A.

"Global Note" shall have the meaning specified in Section 2.05(b).

"Group" means the Company and its consolidated Subsidiaries.

"Group Company" means the Company or any of its consolidated Subsidiaries.

"Independent Financial Adviser" means an independent investment bank of international repute appointed by the Company for this purpose in the Company's reasonable discretion.

"Interest Payment Date" means each February 1, May 1, August 1 and November 1 of each year, beginning on May 1, 2013.

"Market Disruption Event" means (i) a failure by the Relevant Stock Exchange to open for trading during its regular trading session; or (ii) the occurrence or existence for more than one half-hour period in the aggregate on any Scheduled Trading Day for the Common Shares of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Relevant Stock Exchange or otherwise) in the Common Shares or in any options, contracts or future contracts relating to the Common Shares, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

"Material Adverse Effect" means a material adverse effect on:

(a)	the business, financial condition or operations of the Company and/or the Group taken as a whole:

(b)	the Company's ability to perform and comply with its obligations under the Notes or the Indenture; or

(c)	the validity or enforceability of the Notes or the Indenture.

"Material Subsidiary" means:

(a)	any Subsidiary whose total consolidated assets represent at least 10% of the total consolidated assets of the Company and all of its Subsidiaries, taken as a whole;

(b)	any Subsidiary whose total consolidated net sales represent at least 10% of the total consolidated net sales of the Company and all of its Subsidiaries, taken as a whole; or

(c)
any other Subsidiary to which is transferred either (i) all or substantially all of the assets of another Subsidiary which immediately prior to the transfer was a Material Subsidiary or (ii) sufficient assets of the Company that such Subsidiary would have been a Material Subsidiary had the transfer occurred on or before the relevant date.

"Maturity Settlement Shares" shall have the meaning specified in Section 2.07(c)(i).

"Merger Event" shall have the meaning specified in Section 8.07(a).

"Note" or "Notes" shall have the meaning specified in the third paragraph of the recitals of this Supplemental Indenture.

"Non-Cash Dividend" means any Dividend which is not a Cash Dividend, and shall include a Spin-Off.

"Note Register" shall have the meaning specified in Section 2.05(a).

"Note Registrar" shall have the meaning specified in Section 2.05(a).

"Notice of Conversion" shall have the meaning specified in Section 8.02(b).

"Notice of Default" shall have the meaning specified in Section 5.01(7).

"outstanding," when used with reference to Notes, shall, subject to the provisions of Section 2.3 of the Base Indenture, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Supplemental Indenture, except:

(a)	Notes theretofore canceled by the Trustee or accepted by the Trustee for cancellation;

(b)
Notes, or portions thereof, that have become due and payable and in respect of which monies in the necessary amount shall have been deposited in trust with the Trustee or with any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent);

(c)
Notes that have been paid pursuant to Section 2.3 of the Base Indenture or Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.3 of the Base Indenture unless proof satisfactory to the Trustee is presented that any such Notes are held by protected purchasers in due course;

(d)	Notes converted pursuant to Article 8 and required to be cancelled pursuant to Section 2.06; and

(e)	Notes repurchased by the Company pursuant to Section 2.06.

"Paying Agent" shall have the meaning specified in Section 4.02.

"Predecessor Note" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.3 of the Base Indenture in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.

"Project Finance Indebtedness" means any indebtedness for borrowed money to finance the ownership, acquisition, development and/or operation of an asset or a series of similar assets:

(a)	which is incurred by an Excluded Subsidiary; or

(b)
in respect of which the Person or Persons to whom any such indebtedness for borrowed money is or may be owed by the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than an Excluded Subsidiary) for the repayment thereof other than:

(i)	recourse to such borrower for amounts limited to the cash flow or net cash flow (other than historic cash flow or historic net cash flow) from such assets; and/or

(ii)
recourse to such borrower for the purpose only of enabling amounts to be claimed in respect of such indebtedness for borrowed money in an enforcement of any encumbrance given by such borrower over such asset or the income, cash flow or other proceeds deriving therefrom (or given by any shareholder or the like in the borrower over its common shares or the like in the capital of the borrower) to secure such indebtedness for borrowed money, provided that (A) the extent of such recourse to such borrower is limited solely to the amount of any recoveries made on any such enforcement, and (B) such Person or Persons are not entitled, by virtue of any right or claim arising out of or in connection with such indebtedness for borrowed money, to commence proceedings for the winding up or dissolution of the borrower or to appoint or procure the appointment of any receiver, trustee or similar Person or officer in respect of the borrower or any of its assets (save for the assets the subject of such encumbrance); and/or

(iii)
recourse to such borrower generally, or directly or indirectly to a member of the Group, under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another or an indemnity in respect thereof or an obligation to comply or to procure compliance by another with any financial ratios or other tests of financial condition) by the Person against whom such recourse is available.

"Prospectus Supplement" means the preliminary prospectus supplement dated January 24, 2013, as supplemented by the free writing prospectus dated January 25, 2013, relating to the offering and sale of the Notes.

"Put Option" shall have the meaning specified in Section 9.01(a).

"Put Option Purchase Date" means the Business Day immediately following the last day of the Change of Control Conversion Period.

"Put Option Purchase Notice" shall have the meaning specified in Section 9.01(b)(i).

"Put Option Purchase Price" shall have the meaning specified in Section 9.01(a).

"Quarterly Financial Reports" means the unaudited unconsolidated and consolidated management accounts of the Company as of each fiscal quarter, such accounts to include a profit and loss account, balance sheet, cash flow statement and management commentary.

"Receiver" shall have the meaning specified in Section 5.01.

"Reference Price" means $16.50 per Common Share, always provided that, in connection with any determination of the Change of Control Conversion Price, the Reference Price shall be adjusted in accordance with Section 8.04.

"reference property" shall have the meaning specified in Section 8.07(a).

"Regular Record Date," with respect to any Interest Payment Date, shall mean the January 15, April 15, July 15 or October 15 (whether or not such day is a Business Day) immediately preceding the applicable February 1, May 1, August 1 or November 1 Interest Payment Date, respectively.

"Relevant Indebtedness" means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock or other securities which for the time being are, or are intended to be or capable of being, quoted, listed or dealt in or traded on any stock exchange or over-the-counter or other securities market, but shall in any event not include Project Finance Indebtedness, nor, for the avoidance of doubt, loans (or collateral debt securities relating to such loans) made by banks or other financial institutions, customers or strategic partners.

"Relevant Stock Exchange" means The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors).

"Relevant Taxing Jurisdiction" shall have the meaning specified in Section 4.06(a).

"Retroactive Adjustment" shall have the meaning specified in Section 8.04(h).

"Scheduled Trading Day" means a day that is scheduled to be a Trading Day on the Relevant Stock Exchange.  If the Common Shares are not listed or admitted for trading on any Relevant Stock Exchange,

"Scheduled Trading Day" means a "Business Day."

"SEC" shall have the meaning specified in Section 4.05(a).

"Securities" means any securities including, without limitation, Common Shares, or options, warrants or other rights to subscribe for or purchase or acquire Common Shares.

"Settlement Amount" shall have the meaning specified in Section 8.02(a).

"Settlement Method" shall have the meaning specified in Section 8.02(a).

"Share Settlement Option" shall have the meaning specified in Section 2.07(a).

"Share Settlement Option Notice" shall have the meaning specified in Section 2.07(b).

"Share Settlement Reference Date" shall have the meaning specified in Section 2.07(f).

"Share Settlement Retroactive Adjustment" shall have the meaning specified in Section 2.07(f).

"Significant Subsidiary" means a Subsidiary of the Company that meets the definition of a "significant subsidiary" in Rule 1-02(w) of Regulation S-X under the Exchange Act.

"Specified Dollar Amount" shall have the meaning specified in the definition of "Daily Settlement Amount".

"Specified Share Day" shall have the meaning specified in the definition of "Dividend".

"Spin-Off" means:

(a)	a distribution of Spin-Off Securities by the Company to holders of the Common Shares as a class; or

(b)
any issue, transfer or delivery of any property or assets (including cash or shares or securities of or in or issued or allotted by any entity) by any entity (other than the Company) to holders of the Common Shares as a class, pursuant in each case to any arrangements with the Company or any of the Company's Subsidiaries.

"Spin-Off Securities" means equity share capital of an entity other than the Company or options, warrants or other rights to subscribe for or purchase equity share capital of an entity other than the Company.

"Stated Maturity Date" means February 1, 2018.

"Stock Settlement" shall have the meaning specified in Section 8.02(a).

"Subsidiary" means an entity over which another entity or Person has control due to (i) direct and indirect ownership of more than a majority of the then outstanding shares or other ownership interests, and/or (ii) agreement, understanding or other arrangement pursuant to which such other entity or Person has control over its policies and management. An entity shall always be considered to be the Subsidiary of another entity or Person if such other entity or Person is the record owner of such number of shares or ownership interests so as to represent the majority of the votes in the entity, or has the right to vote in or vote out a majority of the directors in the entity.

"Successor Person" shall have the meaning specified in Section 7.02(a).

"Supplemental Indenture" shall have the meaning specified in the first paragraph of this document.

"Trading Day" means a day on which the Relevant Stock Exchange is open for business (other than a day on which the Relevant Stock Exchange is scheduled to or does close prior to its regular weekday closing time) or, if the Common Shares are not so listed, any Business Day.

"Trustee" means the Person named as the "Trustee" in the first paragraph of this Supplemental Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder.

"Valuation Date" means the third Trading Day immediately preceding the Stated Maturity Date.

"VWAP Trading Day" means a day on which (i) there is no Market Disruption Event and (ii) trading in the Common Shares generally occurs on the Relevant Stock Exchange or, if the Common Shares are not so listed, any Business Day.

Section 1.02.        References to Interest

Unless the context otherwise requires, any reference to interest on, or in respect of, any Note in the Indenture shall be deemed to include Additional Interest and Additional Amounts, as applicable, if, in such context, Additional Interest or Additional Amounts, as applicable, is, was or would be payable pursuant to Section 2.04(c) or Section 4.06. Unless the context otherwise requires, any express mention of Additional Interest or Additional Amounts in any provision hereof shall not be construed as excluding either Additional Interest or Additional Amounts in those provisions hereof where such express mention is not made.

ARTICLE 2

ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES

Section 2.01.       Scope of Supplemental Indenture

This Supplemental Indenture supplements the provisions of the Base Indenture, to which provisions reference is hereby made. The changes, modifications and supplements to the Base Indenture effected by this Supplemental Indenture shall be applicable only with respect to, and shall only govern the terms of, the Notes, which may be issued from time to time, and shall not apply to any other Securities that may be issued under the Base Indenture unless a supplemental indenture with respect to such other Securities specifically incorporates such changes, modifications and supplements. For all purposes under the Base Indenture, the Notes shall constitute a single series of Securities, and with regard to any matter requiring the consent under the Base Indenture of Holders of multiple series of Securities voting together as a single class, the consent of Holders of the Notes voting as a separate class shall also be required and the same threshold shall apply. The provisions of this Supplemental Indenture shall supersede any conflicting provisions in the Base Indenture.

Section 2.02.       Designation and Amount

The Notes shall be designated as the "3.25% Convertible Senior Notes due 2018." The aggregate principal amount of Notes that may be authenticated and delivered under the Indenture is initially limited to $350,000,000, subject to Section 2.08 hereof and except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Notes pursuant to Section 2.05 hereof, Section 2.3 of the Base Indenture and Section 8.02 and Section 9.03 of this Supplemental Indenture. The registered Holder of a Note will be deemed as the owner of it for all purposes.

Section 2.03.       Form of Notes

The Notes and the Trustee's certificate of authentication to be borne by such Notes shall be substantially in the respective forms set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of the Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of the Indenture, expressly agree to such terms and provisions and to be bound thereby.

Any Global Note may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of the Indenture as may be required by the Custodian or the Depositary, or as may be required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Notes may be listed or traded or designated for issuance or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Notes are subject.

Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the Officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of the Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

Each Global Note shall represent such principal amount of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be increased or reduced to reflect repurchases, cancellations, conversions, transfers or exchanges permitted hereby. Any endorsement of the Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon written instructions given by the Holder of such Notes in accordance with Section 11.04.

Section 2.04.      Date and Denomination of Notes; Payments of Interest and Defaulted Amounts

(a) The Notes shall be issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of the Note in the form attached as Exhibit A hereto. Accrued interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months.

(b) The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at 5:00 p.m. (New York City time) on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. Interest shall be payable at the office or agency of the Company maintained by the Company for such purposes in the Borough of Manhattan, The City of New York, which shall initially be the New York office of the Paying Agent located at Deutsche Bank Trust Company Americas, Trust and Agency Services, 60 Wall Street, 27th Floor, New York, New York 10005. The Company shall pay interest (i) on any Certificated Notes at the office of the Paying Agent, or at the Company's option, by check mailed to the Holder's registered address (or, if requested by a Holder of more than $1,000,000 principal amount of Notes, by wire transfer to the account designated by such Holder); and (ii) on any Global Note by wire transfer of immediately available funds to the account of the Depositary or its nominee, as the case may be, in its capacity as the registered Holder.

(c) In the event that payment of interest, principal or any other amount is not made on the relevant payment date, the unpaid amount shall bear interest from the relevant payment date at an interest rate equivalent to the interest rate provided above of 3.25% per annum, plus 5.00%, or 8.25% per annum in aggregate.  The interest charged under this Section 2.04(c) (the "Additional Interest") shall be added to the Defaulted Amounts on each respective payment date relating thereto until the Defaulted Amounts has been repaid in full. The Defaulted Amounts shall bear interest as stated above until payment is made, whether or not the Notes are declared to be in Default.

(d) Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i)        The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at 5:00 p.m. (New York City time) on a special record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee shall consent in writing to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Amounts which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment, and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee in writing of such special record date and the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Amounts and the special record date therefor to be mailed, first-class postage prepaid, to each Holder at its address as it appears in the Note Register, not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Amounts and the special record date therefor having been so mailed, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at 5:00 p.m. (New York City time) on such special record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.04(d).

(ii)        The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after written notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Section 2.05.      Exchange and Registration of Transfer of Notes; Depositary.

(a)      The Company shall cause to be kept at the New York office of the Note Registrar located at of Deutsche Bank Trust Company Americas, Trust and Agency Services, 60 Wall Street, 27th Floor, New York, New York 10005 a register (the register maintained in such office or in any other office or agency of the Company designated pursuant to Section 4.02, the "Note Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. Deutsche Bank Trust Company Americas is hereby initially appointed the "Note Registrar" for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint one or more co-Note Registrars in accordance with Section 4.02.

No service charge shall be imposed by the Company, the Trustee, the Note Registrar or any co-Note

Registrar for any exchange or registration of transfer of Notes, but the Company or the Trustee may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required by law or permitted pursuant to Section 8.02(e).

None of the Company, the Trustee, the Note Registrar or any co-Note Registrar shall be required to exchange or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion or (ii) any Notes, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with Article 9.

All Notes issued upon any registration of transfer or exchange of Notes in accordance with this Supplemental Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Supplemental Indenture as the Notes surrendered upon such registration of transfer or exchange.

(b)      So long as the Notes are eligible for book-entry settlement with the Depositary, unless otherwise required by law, all Notes shall be represented by one or more Global Securities to which the provisions of Section 2.14 of the Base Indenture apply (each, a "Global Note") registered in the name of the Depositary or a nominee of the Depositary. The transfer and exchange of beneficial interests in a Global Note that does not involve the issuance of a Certificated Note shall be effected through the Depositary (but not the Trustee or the Custodian) in accordance with the Indenture (including the restrictions on transfer set forth herein) and the procedures of the Depositary therefor.

(c)      The Depositary shall be a clearing agency registered under the Exchange Act. The Company initially appoints The Depository Trust Company to act as Depositary with respect to each Global Note. Initially, each Global Note shall be issued to the Depositary, registered in the name of Cede & Co., as the nominee of the Depositary, and deposited with the Custodian as custodian for Cede & Co.

Section 2.06.        Cancellation of Notes Paid, Converted; Repurchases

(a)      The Company shall cause all Notes surrendered for the purpose of payment, repurchase, registration of transfer or exchange or conversion, if surrendered to the Company or the Company's agents, including, but not limited to the Note Registrar, Paying Agent and Conversion Agent, Subsidiaries or Affiliates, to be surrendered to the Trustee for cancellation pursuant to Section 2.12 of the Base Indenture. The Company and the Note Registrar, Paying Agent and Conversion Agent (if other than the Trustee) will forward to the Trustee any Notes surrendered to them by Holders for transfer, exchange, payment or conversion. The Trustee shall dispose of canceled Notes in accordance with its customary practices and, after such disposition, shall deliver a certificate of such disposition to the Company, at the Company's written request in a Company Order.

(b)      The Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), purchase Notes in the open market or by tender offer at any price or by private agreement.  The Company shall cause any Notes so purchased (other than Notes purchased pursuant to cash-settled swaps or other derivatives) to be surrendered to the Trustee for cancellation, and they will no longer be considered "outstanding" under the Indenture upon their repurchase. If the Company shall acquire any of the Notes, such acquisition shall not operate as a redemption, repurchase or satisfaction of the indebtedness represented by such Notes unless and until the same are delivered to the Trustee for cancellation.

Section 2.07.        Share Settlement Option at Maturity

(a)      The Company may elect to satisfy the Company's obligation with respect to the principal amount owed at maturity by exercising the Company's option (the "Share Settlement Option") to deliver and pay Common Shares and cash, pursuant to this Section 2.07, with respect to all, but not part, of the Notes due on the Stated Maturity Date, provided that on the Stated Maturity Date the Common Shares are listed on the Relevant Stock Exchange and no Event of Default has occurred.

(b)      To exercise the Share Settlement Option, the Company shall give a notice (the "Share Settlement Option Notice") to the Trustee and to the Holders (in the case of the Holders, sent through the facilities of the Depositary). The Share Settlement Option Notice shall be given not more than 90 nor less than 60 Scheduled Trading Days prior to the Stated Maturity Date.

(c)      If the Company exercises the Share Settlement Option, in lieu of repaying the Notes in cash on the Stated Maturity Date, the Company shall on the maturity date:

(i)
issue or transfer and deliver to the relevant Holder such number of Common Shares (the "Maturity Settlement Shares") as is determined by dividing the aggregate principal amount of such Holder's Notes by the Conversion Price in effect on the Valuation Date, rounding fractional shares, if any, down to the nearest whole number of Common Shares;

(ii)
pay to the relevant Holder in cash an amount (the "Cash Settlement Amount") equal to the amount (if any) by which the aggregate principal amount of such Notes exceeds the product of the Current Value of a Common Share and the whole number of Common Shares deliverable to such Holder calculated in accordance with (i) above in respect of such Notes; and

(iii)	pay to the relevant Holder in cash any accrued and unpaid interest in respect of such Notes to, but not including, the Stated Maturity Date.

(d)      If the Company does not give a timely Share Settlement Option Notice in the manner required, or if, having given a Share Settlement Option Notice, prior to the Stated Maturity Date the Common Shares cease to be listed on the Relevant Stock Exchange or trading in the Common Shares on the Relevant Stock Exchange is suspended or an Event of Default or potential Event of Default occurs, the Company shall pay the amount owed on the Stated Maturity Date in cash (and any Share Settlement Option Notice shall be annulled).

(e)      If the Company elects to exercise the Share Settlement Option with respect to the Notes, the following provisions shall apply:

(i)
Common Shares to be issued or transferred and delivered as contemplated by the Share Settlement Option Notice shall be deemed to be issued or transferred and delivered as of the Stated Maturity Date or, in the case of any Additional Maturity Settlement Shares, as of the relevant Share Settlement Reference Date. The Company shall, no later than the delivery date of such new Common Shares, list the new Common Shares on the Relevant Stock Exchange;

(ii)
the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issuance of the Maturity Settlement Shares and any Additional Maturity Settlement Shares and such Holder must pay all, if any, taxes arising because the Holder requests such Maturity Settlement Shares, or Additional Maturity Settlement Shares, as the case may be, to be issued in a name other than the Holder's name or interest thereon in connection with the Company's exercise of its Share Settlement Option; and

(iii)
the Maturity Settlement Shares shall be fully paid and shall in all respects rank pari passu with the fully paid Common Shares in issue on the Stated Maturity Date or, in the case of Additional Maturity Settlement Shares, on the relevant Share Settlement Reference Date, except in any such case for any right excluded by mandatory provisions of applicable law and except that such Common Shares or, as the case may be, Additional Maturity Settlement Shares will not be entitled to any rights, distributions or payments the record date (or other due date for the establishment of entitlement) for which falls prior to the Stated Maturity Date or, as the case may be, the relevant Share Settlement Reference Date.

(f)      If the Valuation Date shall be after the record date in respect of any consolidation or sub-division as is mentioned in clause (a) of Section 8.04, or after the record date or other due date for the establishment of entitlement for any such issue, distribution, grant or offer (as the case may be) as is mentioned in clauses (b), (c), (d), (e) and (f) of Section 8.04, but before the relevant adjustment becomes effective (such adjustment, a "Share Settlement Retroactive Adjustment"), then the Company shall (conditional upon the relevant adjustment becoming effective) procure that there shall be issued or transferred and delivered to the relevant Holder, such additional number of Common Shares (if any) (the "Additional Maturity Settlement Shares") as, together with the Common Shares issued or to be transferred and delivered on the Stated Maturity Date, is equal to the number of Common Shares which would have been required to be issued or delivered on the Stated Maturity Date if the relevant adjustment to the Conversion Price had been made and become effective immediately prior to the Valuation Date. Additional Maturity Settlement Shares shall be delivered to Holders not later than the later of (i) 10 Business Days following the date the relevant Share Settlement Retroactive Adjustment becomes effective (the "Share Settlement Reference Date") and (ii) the Stated Maturity Date.

Section 2.08.        Additional Notes

The Company may, without the consent of the Holders, reopen this Supplemental Indenture and issue additional Notes hereunder with the same terms (other than the date of issuance and, in some cases, the date from which interest will initially accrue) as the Notes initially issued hereunder in an unlimited aggregate principal amount; provided that if any such additional Notes are not fungible with the Notes initially issued hereunder for U.S. federal income tax purposes, such additional Notes shall have a separate CUSIP number.

Prior to the issuance of any such additional Notes, the Company shall deliver to the Trustee a Company Order, an Officers' Certificate and an Opinion of Counsel, such Officers' Certificate and Opinion of Counsel to cover such matters required by Section 10.4 of the Base Indenture.

The Notes initially issued hereunder and any such additional Notes would be treated as a single class for all purposes under the Indenture and would vote together as one class on all matters with respect to the Notes.

ARTICLE 3

SATISFACTION AND DISCHARGE

Section 3.01.       Inapplicability of Sections 8.1, 8.3 and 8.4 and XI of the Base Indenture.

(a)         Section 8.1 of the Base Indenture shall not apply to the Notes. Instead, the satisfaction and discharge provisions set forth in this Article 3 shall, with respect to the Notes, supersede in its entirety Section 8.1 of the Base Indenture and all references in the Base Indenture to Section 8.1 thereof and satisfaction and discharge provisions therein, as the case may be, shall, with respect to the Notes, be deemed to be references to this Article 3 and the satisfaction and discharge provisions set forth in this Article 3.

(b)         Section 8.3 and 8.4 of the Base Indenture shall not apply to the Notes.

(c)         Articles XI of the Base Indenture shall not apply to the Notes.

Section 3.02. Satisfaction and Discharge.

This Supplemental Indenture shall upon request of the Company contained in an Officers' Certificate cease to be of further effect, and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Supplemental Indenture, when (i) all Notes theretofore authenticated and delivered (other than Notes which have been destroyed, lost or stolen and which have been replaced or paid in accordance with Section 2.8 of the Base Indenture) have been delivered to the Trustee for cancellation; or (ii) the Company has deposited with the Trustee or delivered to Holders, as applicable, after the Notes have become due and payable, whether at the Stated Maturity Date, Put Option Purchase Date or Call Option Redemption Date, cash, or upon conversion, cash, Common Shares or a combination of cash and Common Shares, as applicable (to satisfy the Company's Conversion Obligation, if applicable), or in connection with the Company's exercise of the Share Settlement Option, common shares and cash, sufficient to pay all of the outstanding Notes and all other sums due and payable under this Supplemental Indenture by the Company; and the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Supplemental Indenture have been complied with. Notwithstanding the satisfaction and discharge of this Supplemental Indenture, the obligations of the Company to the Trustee under Section 7.7 of the Base Indenture shall survive.

ARTICLE 4

PARTICULAR COVENANTS OF THE COMPANY

Sections 4.1, 4.2, 4.4, 4.5 and 4.6 of the Base Indenture shall not apply to the Notes.

Section 4.01.       Payment of Principal and Interest.

The Company covenants and agrees that it will cause to be paid the principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) of, and accrued and unpaid interest on, and, if applicable, cause to be paid or delivered the Settlement Amount in satisfaction of the Conversion Obligation with respect to, each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.

Section 4.02.      Maintenance of Office or Agency.

The Company shall maintain in The City of New York, an office or agency where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase ("Paying Agent") or for conversion ("Conversion Agent") and where notices and demands to or upon the Company in respect of the Notes and the Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office or the office or agency of the Trustee in The City of New York.

The Company may from time to time vary or terminate the appointment of the Note Registrar, Paying Agent or Conversion Agent, appoint additional Paying Agents or Conversion Agents, approve any change in the office through which any Note Registrar or any Paying Agent or Convergent Agent acts. The Company may also from time to time designate as co-Note Registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in The City of New York, for such purposes. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The terms "Paying Agent" and "Conversion Agent" include any such additional or other offices or agencies, as applicable.

The Corporate Trust Office and the office or agency of the Trustee in the Borough of Manhattan, The City of New York, each shall be considered as one such office or agency of the Company for each of the aforesaid purposes.

The Company hereby initially designates the Note Registrar as the Custodian.

The Company hereby initially designates Deutsche Bank Trust Company Americas as the Paying Agent and Conversion Agent.

Section 4.03.      Appointments to Fill Vacancies in Trustee's Office.

The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.8 of the Base Indenture, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 4.04.        Provisions as to Paying Agent.

(a) If the Company shall appoint a Paying Agent other than the Trustee or Deutsche Bank Trust Company Americas, the Company shall cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04:

(i)      that it will hold all sums held by it as such agent for the payment of the principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) of, and accrued and unpaid interest on, the Notes in trust for the benefit of the Holders of the Notes;

(ii)      that it will give the Trustee prompt written notice of any failure by the Company to make any payment of the principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) of, and accrued and unpaid interest on, the Notes when the same shall be due and payable; and

(iii)   that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.

The Company shall, on or before each due date of the principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) of, or accrued and unpaid interest on, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) or accrued and unpaid interest, and (unless such Paying Agent is the Trustee) the Company shall promptly notify the Trustee in writing of any failure to take such action;  provided  that if such deposit is made on the due date, such deposit must be received by the Paying Agent by 11:00 a.m., New York City time, on such date.

(b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) of, and accrued and unpaid interest on, the Notes, set aside, segregate and hold in trust for the benefit of the Holders of the Notes a sum sufficient to pay such principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) and accrued and unpaid interest so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) of, or accrued and unpaid interest on, the Notes when the same shall become due and payable.

(c) Anything in this Section 4.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of the Indenture, or for any other reason, pay, cause to be paid or deliver to the Trustee all sums or amounts held in trust by the Company or any Paying Agent hereunder as required by this Section 4.04, such sums or amounts to be held by the Trustee upon the trusts herein contained and upon such payment or delivery by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability but only with respect to such sums or amounts.

(d) Any money and Common Shares deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) of, and accrued and unpaid interest on, any Note and remaining unclaimed for two years after such principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) or interest has become due and payable shall, subject to the requirements of any applicable abandoned property laws, be paid to the Company on request of the Company contained in an Officers' Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money and Common Shares, and all liability of the Company as Trustee thereof, shall thereupon cease.

Section 4.05.         Reports.

This Section 4.05 shall supersede Section 4.2 of the Base Indenture and all references in the Base Indenture to Section 4.2 thereof shall be deemed, for the purposes of the Notes, to be references to this Section 4.05.

(a)        Without being requested to do so, the Company shall, on a consolidated basis, produce Financial Statements and Quarterly Financial Reports and make them available on the Company's website in the English language and by sending them to the Trustee as soon as they become available, and not later than 150 calendar days after the end of the financial year for Financial Statements and 60 calendar days after the end of the relevant quarter for Quarterly Financial Reports; any such document or report that the Company files with the Securities and Exchange Commission (the "SEC") via the SEC's EDGAR system shall be deemed to be filed with the Trustee and the Holders for purposes of this Section 4.05 at the time such documents are filed via the EDGAR system. The Company shall also comply with the provisions of TIA Section 314(a).

(b)        The Company shall, in connection with the issue of the Company's Financial Statements pursuant to the Section 4.05(a), confirm to the Trustee in writing the Company's compliance with the covenants contained herein. Such confirmation shall be undertaken in a compliance certificate, signed by an authorized Officer. In the event of non-compliance, the compliance certificate shall describe the non-compliance, the reasons therefore as well as the steps which the Company has taken and will take in order to rectify the non-compliance.

(c)        The Trustee shall have no obligation to determine whether or not such information, documents or reports have been filed through the EDGAR filing system (or such successor thereto). Delivery of the reports and documents described in this Section 4.05 to the Trustee is for informational purposes only, and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely on an Officers' Certificate).

Section 4.06.         Additional Amounts.

(a)       All payments and deliveries made by the Company or any successor to the Company under or with respect to the Notes, including, but not limited to, payments of principal, payments of interest and payments or deliveries, as the case may be, of cash, the Common Shares or a combination of cash and the Common Shares upon conversion or the Common Shares and cash in connection with its Share Settlement Option, will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which the Company or any successor are, for tax purposes, organized or resident or doing business in or through which payment is made (or any political subdivision or taxing authority thereof or therein) (each, as applicable, a "Relevant Taxing Jurisdiction"), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, the Company shall pay to the Holder of each Note such additional amounts (the "Additional Amounts"), as may be necessary to ensure that the net amount received by the beneficial owner after such withholding or deduction (and after deducting any taxes on the Additional Amounts) will equal the amounts that would have been received by such beneficial owner had no such withholding or deduction been required; provided that no Additional Amounts will be payable:

(i)      for or on account of:

(1)      any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(i)
the existence of any present or former connection between the Holder or beneficial owner of such Note and the Relevant Taxing Jurisdiction, other than merely holding such Note or the receipt of payments thereunder, including, without limitation, such Holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Taxing Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;

(ii)
the presentation of such Note (in cases in which presentation is required) more than 30 calendar days after the later of the date on which the payment of the principal of (including the Put Option Purchase Price or Call Option Redemption Price, if applicable), and interest on, such Note became due and payable pursuant to the terms thereof or was made or duly provided for in accordance with the terms of the Indenture; or

(iii)
the failure of the Holder or beneficial owner to comply with a timely request from the Company or any successor, addressed to the Holder or beneficial owner, as the case may be, to provide certification, information, documents or other evidence concerning such Holder's or beneficial owner's nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, or to make any declaration or satisfy any other reporting requirement relating to such matters, if and to the extent that due and timely compliance with such request is required by statute, regulation or administrative practice of the Relevant Taxing Jurisdiction to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such Holder or beneficial owner;

(2)      any estate, inheritance, gift, sale, transfer, excise, personal property or similar tax, assessment or other governmental charge;

(3)      any tax, duty, assessment or other governmental charge that is payable otherwise than by withholding from payments under or with respect to the Notes; or

(4)      any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (1), (2) or (3),

(ii)      with respect to any payment of the principal of (including the Put Option Purchase Price or Call Option Redemption Price, if applicable), and interest on, such Note to a Holder, if the

Holder is a fiduciary, partnership or Person other than the sole beneficial owner of that payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a partner or member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the Holder thereof.

(b)      Whenever there is mentioned in any context the payment or delivery, as the case may be, of cash, Common Shares or a combination of cash and Common Shares upon conversion of the Notes or cash and Common Shares in connection with the Company's exercise of the Share Settlement Option or the payment of principal of (including the Put Option Purchase Price or Call Option Redemption Price, if applicable), or interest on, any Note or any other amount payable with respect to such Note, such mention shall be deemed to include payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Section 4.07.         No Adjustment to the Conversion Price..

The Company covenants that it shall not take any action, and shall procure that no action is taken, that would result in an adjustment to the Conversion Price during the period beginning on, and including, the Valuation Date and ending on, and including, the Stated Maturity Date.

Section 4.08.        Pari Passu Ranking.

The Company's obligations under the Notes and the Indenture shall at all times rank at least pari passu with the claims of all of the Company's other unsubordinated creditors save for those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application.

Section 4.09.        Negative Pledge.

(a) During the term of the Notes, the Company shall not, and shall ensure that none of the Material Subsidiaries of the Company will create, any mortgage, charge, lien, pledge or other security interest, upon the whole or any part of the Company's present or future undertaking, assets or revenues to secure:

(i)           any Relevant Indebtedness, or

(ii)	any guarantee or indemnity in respect of any Relevant Indebtedness,

without at the same time or prior thereto according to the Notes the same security as is created to secure any such Relevant Indebtedness or any such guarantee or indemnity in respect of such Relevant Indebtedness.

(b) During the term of the Notes, the Company shall not, and shall ensure that none of the Company's subsidiaries will create, any mortgage, charge, lien, pledge or other security interest, upon the whole or any part of the Company's present or future undertaking, assets or revenues to secure the Company's 3.75% senior unsecured convertible bonds due 2016 (the "Existing Convertible Bonds") or any guarantee or indemnity in respect thereof without at the same time or prior thereto according to the Notes the same security as is created to secure the Existing Convertible Bonds or any such guarantee or indemnity in respect of the Existing Convertible Bonds.

Section 4.10.        De-mergers.

During the term of the Notes, the Company shall not carry out any de-merger or other corporate reorganization involving splitting the Company into two or more separate companies or entities, if such transaction would have a Material Adverse Effect. The Company shall notify the Trustee of any such transaction, providing relevant details thereof, as well as, if applicable, the Company's reasons for believing that the proposed transaction would not have a Material Adverse Effect.

Section 4.11.      Continuation of Business, Disposal of Assets or Operations and Changes to the Nature of the Business.

During the term of the Notes, the Company shall not, and shall ensure that no member of the Group will:

(a)	cease to carry on its business;

(b)	sell or dispose of all or a substantial part of its assets or operations; or

(c)	change the nature of its business;

in a manner which may have a Material Adverse Effect.

Section 4.12.        Compliance with Laws

The Company shall, and shall ensure that all Group Companies shall, comply in all material respects with all laws and regulations it or they may be subject to from time to time (including any environmental laws and regulations).

Section 4.13.       Further Instruments and Acts.

Upon request of the Trustee, the Company shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Supplemental Indenture.

Section 4.14.       Company Notices.

The Company shall:

(a)          without being requested to do so, immediately inform the Trustee of any Event of Default as well as of any circumstances which may lead to an Event of Default within 10 Business Days of the occurrence of such event or circumstance;

(b)          without being requested to do so, inform the Trustee of any other event which has, or which may have, a Material Adverse Effect within 10 Business Days of the occurrence of such event;

(c)          without being requested to do so, inform the Trustee if the Company intends to sell or dispose of all or a substantial part of the Company's assets or operations, or change the nature of the Company's business;

(d)          at the request of the Trustee, report the balance of the Notes within 10 Business Days of the receipt of such request;

(e)          without being requested to do so, send the Trustee copies of any creditors' notifications received by the Company, including but not limited to mergers, de-mergers and reduction of the Company's share capital or equity within 10 Business Days of the receipt of such notice;

(f)          without being requested to do so, promptly send a copy to the Trustee of the Company's notices to the Relevant Stock Exchange (if the Notes are listed) which are of relevance for the Company's liabilities pursuant to the Indenture;

(g)          without being requested to do so, inform the Trustee and Holders of adjustments to the Conversion Price pursuant to Section 8.04(i);

(h)          without being requested to do so, promptly inform the Trustee of changes in the registration of the Notes in the Depositary;

(i)          within a reasonable time, provide such information about the Company's financial condition as the Trustee may reasonably request; and

(j)          within 5 Business Days after the later of (i) the occurrence of a Change of Control Event or (ii) the Company  having knowledge of the occurrence of a Change of Control Event, notify the Holders (through the facilities of the Depositary), the Trustee and (if the Notes are listed) the Relevant Stock Exchange thereof. The notice shall specify (i) the applicable Change of Control Conversion Price and Put Option Purchase Price, (ii) the Holders' entitlement to exercise their right to convert the Notes or to exercise their Put Option with respect to the Notes, (iii) the Change of Control Conversion Period and the Put Option Purchase Date, and (iv) details concerning the Change of Control Event (the "Change of Control Event Notice").

The Company shall, at the request of the Trustee, provide the documents and information to enable the Trustee to carry out its rights and duties pursuant to the Indenture, as well as applicable laws and regulations and provide to the Relevant Stock Exchange the documents and information necessary to maintain the listing and quotation of the Notes on the Relevant Stock Exchange (if the Notes are listed).

ARTICLE 5

DEFAULTS AND REMEDIES

Section 5.01.         Events of Default.

This Section 5.01 shall, with respect to the Notes, supersede in its entirety Section 6.1 of the Base Indenture and all references in the Base Indenture to Section 6.1 thereof shall, with respect to the Notes, be deemed to be references to this Section 5.01. The following events shall be "Events of Default" with respect to the Notes:

(1)	the Company fails to pay the principal of any Note when due or deliver the requisite Common Shares and cash pursuant to exercise of the Share Settlement Option;

(2)	the Company fails to pay any interest on any Note when due, and such failure continues for 30 calendar days;

(3)	the Company fails to maintain the listing and quotation of the Common Shares on a Relevant Stock Exchange;

(4)	the Company fails to pay or deliver, as the case may be, the Conversion Obligation owing upon conversion of any Note within 5 Business Days;

(5)	the Company fails to pay the Put Option Purchase Price or Call Option Redemption Price of any Note when due;

(6)	the Company fails to provide timely notice pursuant to Section 4.14;

(7)	the Company fails to perform or breach any other covenant, warranty or agreement required of the Company in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1) through (6) above) and such failure continues for 5 Business Days after Notice of Default is given;

(8)
any indebtedness for money borrowed by, or any other payment obligation of, the Company in an outstanding principal amount, individually or in the aggregate, in excess of $25.0 million (or the foreign equivalent) is not paid at final maturity (or when otherwise due) or is accelerated, and such indebtedness is not discharged (or such default in payment or acceleration is not cured or rescinded) within 30 calendar days after Notice of Default is given;

(9)
any indebtedness for money borrowed by, or any other payment obligation of, any of the Company's subsidiaries that is a Significant Subsidiary (or any group of subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary), in an outstanding principal amount, individually or in the aggregate, in excess of $25.0 million (or the foreign equivalent) is not paid at final maturity (or when otherwise due) or is accelerated, and such indebtedness is not discharged (or such default in payment or acceleration is not cured or rescinded) within 30 calendar days after Notice of Default is given; provided, however, that the default or acceleration of any indebtedness by a Significant Subsidiary (or group of subsidiaries that, taken together, would constitute a Significant Subsidiary) shall not constitute an Event of Default if (i) the Company has no outstanding guarantee liability for such indebtedness, and (ii) the Company is not in default of any financial obligation to such Significant Subsidiary (or group of subsidiaries that, taken together, would constitute a Significant Subsidiary);

(10)
the Company fails to pay one or more final and non-appealable judgments entered by a court or courts of competent jurisdiction, the aggregate uninsured or unbonded portion of which is in excess of $25.0 million (or the foreign equivalent), if the judgments are not paid, discharged or stayed within 30 calendar days;

(11)
any of the Company's subsidiaries that is a Significant Subsidiary (or any group of subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary) fails to pay one or more final and non-appealable judgments entered by a court or courts of competent jurisdiction, the aggregate uninsured or unbonded portion of which is in excess of $25.0 million (or the foreign equivalent), if the judgments are not paid, discharged or stayed within 30 calendar days; provided, however, that the failure to pay any such judgment by a Significant Subsidiary (or group of subsidiaries that, taken together, would constitute a Significant Subsidiary) shall not constitute an Event of Default if (i) the Company has no direct for or obligation to pay such judgment and (ii) the Company is not in default of any financial obligation to such Significant Subsidiary (or group of subsidiaries that, taken together, would constitute a Significant Subsidiary);

(12)	it is or becomes impossible or unlawful for the Company or any Material Subsidiary of the Company to fulfill or perform any of the terms of the Indenture;

(13)	any event or series of events occurs in relation to the Company or any Material Subsidiary of the Company which has a Material Adverse Effect;

(14)
the Company is, or any Material Subsidiary of the Company is, resolved to be dissolved or a liquidator, administrator or the like is appointed or requested to be appointed in respect of the Company or any Material Subsidiary of the Company; and

(15)	the Company or any Significant Subsidiary of the Company, pursuant to or within the meaning of any Bankruptcy Law:

(a)	commences as a debtor a voluntary case or proceeding,

(b)	consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it,

(c)	consents to the appointment of a Receiver of it or for all or substantially all of its property,

(d)	makes a general assignment for the benefit of its creditors,

(e)	files a petition in bankruptcy or answer or consent seeking reorganization or relief;

(f)	consents to the filing of such petition or the appointment of or taking possession by a Receiver; or

(16)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a)	is for relief against the Company or any of its Significant Subsidiaries in an involuntary case or proceeding or adjudicates the Company or any of its Significant Subsidiaries insolvent or bankrupt,

(b)	appoints a Receiver of the Company or any of its Significant Subsidiaries or for all or substantially all of the property of Company or any of its Significant Subsidiaries, or

(c)	orders the liquidation or winding up of the Company or any of its Significant Subsidiaries,

and the order or decree remains unstayed and in effect for 30 calendar days.

The term "Bankruptcy Law" means title 11, U.S. Code or any similar Federal or State law for the relief of debtors. The term "Receiver" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

No Event of Default under clauses (7), (8), or (9) of this Section 5.01 shall occur until after there has been given, by registered or certified mail, in accordance with Section 11.04 to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder (a "Notice of Default").

In the event an Event of Default has occurred and is continuing, the Trustee shall be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs.  The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder.

No Holder will have any right to institute any proceeding under the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture unless:

●the Holder has previously given the Trustee written notice of a continuing Event of Default;

●the Holders of at least 25% in aggregate principal amount of the Notes then outstanding have made a written request and have offered indemnity reasonably satisfactory to the Trustee to institute such proceeding as Trustee; and

●the Trustee has failed to institute such proceeding within 60 calendar days after such notice, request and offer and has not received from the Holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request within 60 calendar days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a Holder for the enforcement of payment of the principal (including the Put Option Purchase Price or Call Option Redemption Price) of or interest on any Note on or after the applicable due date or the payment or delivery of the consideration due upon conversion of any Note in accordance with Section 8.02 or the delivery of Common Shares and cash in connection with the Company's exercise of the Share Settlement Option.

The Trustee will not be obligated to exercise any of its rights or powers at the request of the Holders unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense.  Subject to Section 6.12 of the Base Indenture, applicable law and the Trustee's indemnification, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

Generally, the Holders of not less than a majority of the aggregate principal amount of outstanding Notes may waive any Default or Event of Default unless:

(i)	the Company fails to pay the principal (including the Put Option Purchase Price or Call Option Redemption Price) of or any interest on any Note when due;

(ii)	the Company fails to pay or deliver the consideration due upon conversion of any Note in accordance with Section 8.02;

(iii)	the Company fails to deliver the Common Shares and cash due in connection with the Company's exercise of the Share Settlement Option; or

(iv)	the Company fails to comply with the provisions of Section 6.02 that would require the consent of the Holder of each outstanding Note affected.

Section 5.02.        Acceleration, Rescission and Annulment.

This Section 5.02 shall, with respect to the Notes, supersede in its entirety Section 6.2 of the Base Indenture and all references in the Base Indenture to Section 6.2 thereof shall, with respect to the Notes, be deemed to be references to this Section 5.02.

In case one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), then, and in each and every such case (other than an Event of Default specified in Sections 5.01(14), (15) and (16) with respect to the Company), unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders), may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable, anything contained in the Indenture or in the Notes to the contrary notwithstanding. If an Event of Default specified in Sections 5.01(14), (15) and (16) with respect to the Company occurs and is continuing, 100% of the principal of, and accrued and unpaid interest, if any, on, all Notes shall become and shall automatically be immediately due and payable.

The immediately preceding paragraph, however, is subject to the conditions that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the

Company shall pay or shall deposit with the Trustee a sum sufficient to pay installments of accrued and unpaid interest upon all Notes and the principal of any and all Notes that shall have become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest to the extent that payment of such interest is enforceable under applicable law, and on such principal at the rate borne by the Notes) and the consideration that shall have become due as a result of a conversion of any Note amounts due to the Trustee pursuant to Section 6.7 of the Base Indenture and if:

(1)	rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(2)
any and all existing Events of Default under this Supplemental Indenture, other than the nonpayment of the principal of and accrued and unpaid interest, if any, on Notes that shall have become due solely by such acceleration, shall have been cured or waived pursuant to Section 5.06, then and in every such case (except as provided in the immediately succeeding sentence) the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and to the Trustee, may waive all Defaults or Events of Default with respect to the Notes and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Supplemental Indenture; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal of, or accrued and unpaid interest on, any Notes or (ii) a failure to pay or deliver, as the case may be, the consideration due upon conversion of the Notes.

Section 5.03.        Payments of Notes on Default; Suit Therefor.

If an Event of Default described in clause (1), (2), (4) or (5) of Section 5.01 shall have occurred, the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the Notes, the whole amount then due and payable on the Notes for principal and interest, if any, with interest on any overdue principal and interest, if any, at the rate borne by the Notes at such time, and, in addition thereto, such further amount as shall be sufficient to cover any amounts due to the Trustee under Section 7.7 of the Base Indenture. If the Company shall fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.

In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 5.04, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and accrued and unpaid interest, if any, in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due to the Trustee under Section 7.7 of the Base Indenture; and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Holders to make such payments to the Trustee, as administrative expenses, and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and disbursements, including agents and counsel fees, and including any other amounts due to the Trustee under Section 7.7 of the Base Indenture, incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting such Holder or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

All rights of action and of asserting claims under the Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes.

In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of the Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Notes, and it shall not be necessary to make any Holders of the Notes parties to any such proceedings.

In case the Trustee shall have proceeded to enforce any right under the Indenture and such proceedings shall have been discontinued or abandoned because of any waiver or any rescission and annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Holders, and the Trustee shall, subject to any determination in such proceeding, be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Holders, and the Trustee shall continue as though no such proceeding had been instituted.

Section 5.04.        Statement of Compliance and Notice to Holders of the Notes.

This Section 5.04 shall, with respect to the Notes, supersede in its entirety Section 7.5 of the Base Indenture and all references in the Base Indenture to Section 7.5 thereof shall, with respect to the Notes, be deemed to be references to this Section 5.04.

If a Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each Holder notice of the Default within 90 calendar days after it occurs.  Except in the case of a Default in the payment of principal (including the Put Option Purchase Price or Call Option Redemption Price) of or interest on any Note or a Default in the payment or delivery of the consideration due upon conversion, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders.

In addition, the Company shall deliver to the Trustee (i) within 120 calendar days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year and whether we, to the Officers' knowledge, are in Default in the performance or observance of any of the terms, provisions and conditions of the Indenture and (ii) within 30 calendar days after the occurrence thereof, written notice of any events that would constitute Defaults, their status and what action the Company is taking or propose to take in respect thereof.

ARTICLE 6

SUPPLEMENTAL INDENTURES

Section 6.01.           Supplemental Indentures Without Consent of Holders.

Section 9.1 of the Base Indenture shall not apply to the Notes. The provisions in this Section 6.01 shall, with respect to the Notes, supersede in their entirety Section 9.1 of the Base Indenture, and all references in the Base Indenture to Section 9.1 thereof shall, with respect to the Notes, be deemed to be references to this Section 6.01.

The Company, when authorized by the resolutions of the Board of Directors and the Trustee and the Agents, at the Company's expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

(a)	cure any ambiguity, omission, defect or inconsistency that does not adversely affect Holders of the Notes;

(b)	provide for the assumption by a successor corporation pursuant to Sections 8.07 and Article 7;

(c)	add guarantees with respect to the Notes;

(d)	secure the Notes;

(e)	add to the Company's covenants for the benefit of the Holders or surrender any right or power conferred upon the Company;

(f)	make any change that does not adversely affect the rights of any Holder; or

(g)	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(h)	conform the provisions of the Indenture to the "Description of Notes" section in the Prospectus Supplement.

After an amendment hereunder becomes effective, the Company is required to mail to the Holders a notice briefly describing such amendment.  However, the failure to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Upon the written request of the Company, the Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee's own rights, duties or immunities under the Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 6.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 6.02.

Section 6.02.        Supplemental Indentures with Consent of Holders.

Sections 9.2 and 9.3 of the Base Indenture shall not apply to the Notes. The provisions in this Section 6.02 shall, with respect to the Notes, supersede in their entirety Sections 9.2 and 9.3 of the Base Indenture, and all references in the Base Indenture to Section 9.2 and 9.3 thereof shall, with respect to the Notes, be deemed to be references to this Section 6.02.

The Company and the Trustee may amend or supplement the Indenture with respect to the Notes with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes. In addition, the Holders of a majority in aggregate principal amount of the outstanding Notes may waive the Company's compliance in any instance with any provision of the Indenture without notice to the other Holders of Notes.  However, no amendment, supplement or waiver may be made without the consent of each Holder of outstanding Notes affected thereby if such amendment, supplement or waiver would:

(a)	change the stated maturity of the principal of or any interest on the Notes;

(b)	reduce the principal amount of or interest on the Notes;

(c)	reduce the number of Common Shares and amount of cash due in connection with the Company's exercise of the Share Settlement Option;

(d)	reduce the amount of principal payable upon acceleration of the maturity of the Notes;

(e)	change the currency of payment of principal of or interest on the Notes or change any Note's place of payment;

(f)
impair the right of any Holder to receive payment of principal (including the Put Option Purchase Price or Call Option Redemption Price) of and interest on such Holder's Notes or the payment and delivery of the consideration due upon conversion or delivery of the Common Shares and payment of cash due in connection with the Company's exercise of the Share Settlement Option on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the Notes;

(g)
modify the provisions with respect to the conversion rights of the Holders as described above under Section 8.03 or the Put Option rights as described under Section 9.01 in a manner adverse to Holders of Notes;

(h)	change the ranking of the Notes;

(i)	adversely affect the conversion right of Holders;

(j)
modify provisions with respect to modification, amendment or waiver (including waiver of Event of Default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected Holder of Notes; or

(k)	modify the provisions with respect to any Additional Amounts.

It shall not be necessary for the consent of the Holders of the Notes under this Section 6.02 to approve the particular form of any proposed supplemental indenture or waiver, but it shall be sufficient if such consent approves the substance thereof. After a supplemental indenture or waiver under this Section 6.02 becomes effective, the Company shall mail to the Holders of the Notes affected thereby, a notice briefly describing the supplemental indenture or waiver. Any failure by the Company to mail or publish such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

ARTICLE 7

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 7.01.        Applicability of Article V of the Base Indenture.

Article V of the Base Indenture shall not apply to the Notes. The provisions in this Article 7 shall, with respect to the Notes, supersede in their entirety Article V of the Base Indenture, and all references in the Base Indenture to Article V thereof shall, with respect to the Notes, be deemed to be references to this Article 7.

Section 7.02.        Company May Consolidate, Etc. on Certain Terms.

The Company may not consolidate with, enter into a binding share exchange with, or merge with or into, another Person or sell, assign, convey, transfer, lease or otherwise dispose of the properties and assets of the Company and the Company's subsidiaries, taken as a whole, substantially as an entirety to any Successor Person, unless:

(a)
the Company is the continuing entity, or the resulting, surviving or transferee Person (the "Successor Person"), if any, is a corporation organized and existing under the laws of the Islands of Bermuda, the Commonwealth of the Bahamas, the Republic of the Marshall Islands, Norway, Cyprus, the United States of America, any State of the United States or the District of Columbia or the United Kingdom and expressly assumes by supplemental indenture all of the Company's obligations under the Notes and the Indenture;

(b)	immediately after giving effect to the transaction, no Default or Event of Default shall have occurred and be continuing; and

(c)
the Trustee shall have received an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any such consolidation, binding share exchange, merger, sale, assignment, conveyance, transfer, lease or other disposition of the properties and assets and any such assumption and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the provisions of this Article 7.

Upon any such consolidation, binding share exchange, merger or sale, assignment, conveyance, transfer, lease or other disposition, the Successor Person shall be substituted for the Company in the Indenture, with the same effect as if it had been an original party to the Indenture.  As a result, the Successor Person may exercise every right and power of the Company, under the Indenture, and the Company shall be released from all of the Company's liabilities and obligations under the Indenture and under the Notes, except in the case of a lease.

ARTICLE 8

CONVERSION OF NOTES

Section 8.01.          Conversion Privilege.

Subject to and upon compliance with the provisions of this Article 8, each Holder shall have the right, at such Holder's option, to convert all or any portion (if the portion to be converted is $1,000 principal amount or an integral multiple thereof) of its Notes at any time prior to 5:00 p.m. (New York City time) on the second Scheduled Trading Day immediately preceding the Stated Maturity Date, at an initial Conversion Price of $21.9450 per Common Share (subject to adjustment as provided in Sections 8.03 and 8.04, the "Conversion Price") per $1,000 principal amount of Notes, subject to the settlement provisions of Section 8.02 (the "Conversion Obligation").

Section 8.02.           Conversion Procedure; Settlement Upon Conversion.

(a)       Except as provided in Section 8.07(a), upon conversion of any Note, the Company may choose to pay or deliver, as the case may be, cash (a "Cash Settlement"), Common Shares (a "Stock Settlement") or a combination of cash and Common Shares (a "Combination Settlement") (except for conversions during the period beginning on the issuance of a Call Option Notice and 5:00 p.m. (New York City time) on the Business Day immediately preceding the Call Option Redemption Date, which shall be settled in the Common Shares) (each, a "Settlement Method").

For all conversions prior to August 1, 2017, the Company shall use the same Settlement Method for all conversions occurring on any given Conversion Date.  Except for any conversions that occur on or after August 1, 2017, the Company shall not have any obligation to use the same Settlement Method with respect to conversions that occur on different Conversion Dates.  If the Company elects a particular Settlement Method in connection with any conversion prior August 1, 2017, the Company shall inform Holders so converting through the Conversion Agent of the Settlement Method the Company has selected (including the Specified Dollar Amount, if applicable), no later than the second Trading Day immediately following the related Conversion Date.  If the Company does not make such an election, the Company shall be deemed to have elected to satisfy the Company's Conversion Obligation in a Combination Settlement with a Specified Dollar Amount of $1,000.  If the Company elects a Combination Settlement, but the Company does not timely notify converting Holders of the Specified Dollar Amount per $1,000 principal amount of Notes, such Specified Dollar Amount will be deemed to be $1,000. If the Company has not delivered a notice of the Company's election of Settlement Method on or prior to August 1, 2017, the Company shall, with respect to any conversions on and after August 1, 2017, be deemed to have elected to satisfy the Company's Conversion Obligation in a Combination Settlement with a Specified Dollar Amount of $1,000.  Conversions during the period beginning on the issuance of a Call Option Notice and ending at 5:00 p.m. (New York City time) on the Business Day immediately preceding the Call Option Redemption Date shall be settled in the Common Shares.

The "Settlement Amount" shall be computed as follows:

(1)
if the Company elects a Stock Settlement, the Company shall deliver to the converting Holder in respect of each $1,000 principal amount of Notes being converted a number of Common Shares equal to $1,000 divided by the applicable Conversion Price, rounding fractional shares, if any, down to the nearest whole number of Common Shares;

(2)
if the Company elects a Cash Settlement, the Company shall pay to the converting Holder in respect of each $1,000 principal amount of Notes being converted cash in an amount equal to the sum of the Daily Conversion Values for each of the 50 consecutive VWAP Trading Days during the related Conversion Period; and

(3)
if the Company elects (or are deemed to have elected) a Combination Settlement, the Company shall deliver to Holders in respect of each $1,000 principal amount of Notes being converted a Settlement Amount equal to the sum of the Daily Settlement Amounts for each of the 50 consecutive VWAP Trading Days during the related Conversion Period.

If more than one Note is surrendered for conversion at one time by the same Holder, the Conversion Obligation with respect to such Notes shall be computed on the basis of the aggregate principal amount of the Notes surrendered.

This payment or delivery, as the case may be, of the Settlement Amount will be made (1) three Business Days after the Conversion Date in the case of a Stock Settlement or (2) three Business Days after the last VWAP Trading Day of the Conversion Period in the case of a Cash Settlement or Combination Settlement; provided, however, that if prior to the Conversion Date for any converted Notes the Common Shares have been replaced by reference property consisting solely of cash (pursuant to the provisions of Section 8.07), the Company shall pay the conversion consideration due in respect of conversion on the third Business Day immediately following the related Conversion Date, and, notwithstanding the foregoing, no Conversion Period will apply to those conversions.

(b)      The right of conversion attaching to any Note may be exercised (a) if such Note is a Global Note, by book-entry transfer to the Conversion Agent through the facilities of the Depositary and compliance with the Depositary's then applicable conversion procedures or (b) if such Note is Certificated Note, by delivery of such Note at the specified office of the Conversion Agent, accompanied by a duly signed and completed Notice of Conversion and appropriate endorsements and transfer documents if required by the Conversion Agent, and in either case of clauses (a) or (b) payment of any required interest payment pursuant to Section 8.02 (a "Notice of Conversion").

The Conversion Agent shall notify the Company of any conversion pursuant to this Article 8 on the Conversion Date for such conversion.

No Notice of Conversion with respect to any Notes may be surrendered by a Holder thereof if such Holder has also delivered a Put Option Purchase Notice to the Company in respect of such Notes and not validly withdrawn such Put Option Purchase Notice in accordance with Section 9.02.  If a Holder has submitted Notes for purchase upon a Change of Control Event, such Holder may only convert such Notes if it first withdraws its Put Option Purchase Notice prior to 5:00 p.m. (New York City time) on the Business Day immediately preceding the Put Option Purchase Date, as described under Section 9.02.

If the Company has called the Notes for redemption, a Holder may only convert its Notes if it converts its Notes prior to 5:00 p.m. (New York City time) on the Business Day immediately preceding the Call Option Redemption Date.

(c)      Each conversion will be deemed to have been effected immediately prior to 5:00 p.m. (New York City time) on the date (the "Conversion Date") that the Holder has complied with the requirements set forth in subsection (b) above; provided, however, that the Person in whose name any Common Shares shall be issuable upon such conversion will become the Holder of record of such shares as of 5:00 p.m. (New York City time) on the Conversion Date in the case of a Stock Settlement or the last VWAP Trading Day of the relevant Conversion Period in the case of a Cash Settlement or Combination Settlement.  Upon a conversion of Notes, such Person shall no longer be a Holder of such Notes surrendered for conversion.

(d)      If any Common Shares are due to converting Holders, the Company shall issue or cause to be issued, and deliver to the Conversion Agent or to such Holder, or such Holder's nominee or nominees, certificates or a book-entry transfer through the Depositary for the full number of Common Shares to which such Holder shall be entitled in satisfaction of the Company's Conversion Obligation.

(e)      In case any Note shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to or upon the written order of the Holder of the Note so surrendered a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the converting Holder but with payment of a sum sufficient to cover any transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such conversion being different from the name of the Holder of the old Notes surrendered for such conversion.

(f)      If a Holder submits a Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of any Common Shares upon conversion, unless the tax is due because the Holder requests such Common Shares to be issued in a name other than the Holder's name, in which case the Holder shall pay that tax. The Conversion Agent may refuse to deliver the certificates representing the Common Shares being issued in a name other than the Holder's name until the Trustee receives a sum sufficient to pay any tax that is due by such Holder in accordance with the immediately preceding sentence.

(g)      Upon the conversion of an interest in a Global Note, the Trustee, or the Custodian at the direction of the Trustee, shall make a notation on such Global Note as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversion of Notes effected through any Conversion Agent other than the Trustee.

(h)      Except as described in the next paragraph, upon conversion of a Note, a Holder will not receive any additional cash payment for accrued and unpaid interest, if any, unless such Holder is the Holder on a Regular Record Date and such conversion occurs between such Regular Record Date and the Interest Payment Date to which it relates, and the Company shall not adjust the Conversion Price to account for accrued and unpaid interest.  The Company's settlement of conversions pursuant to this Section 8.02 will be deemed to satisfy the Company's obligation to pay the principal amount of the Note and accrued and unpaid interest, if any, to, but not including, the Conversion Date.

Holders of Notes at 5:00 p.m. (New York City time) on a Regular Record Date will receive payment of interest payable on the corresponding Interest Payment Date notwithstanding the conversion of such Notes at any time after 5:00 p.m. (New York City time) on the applicable Regular Record Date.  Notes surrendered for conversion by a Holder after 5:00 p.m. (New York City time) on any Regular Record Date but prior to the next Interest Payment Date must be accompanied by payment of an amount equal to the interest that will be payable on the Notes (regardless of whether such Holder was the Holder of record on such Regular Record Date); provided, however, that no such payment need be made:

(a)	with respect to any Notes surrendered for conversion following the Regular Record Date immediately preceding the maturity (whether Stated Maturity Date or otherwise);

(b)	if the Put Option Purchase Date following a Change of Control Event that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date;

(c)	if the Company has specified a Call Option Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date; or

(d)	only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such Notes.

(i)     No fractional shares will be issued upon conversion and no cash payment will be made in lieu thereof and any fractional shares to be issued will be rounded down to the nearest whole share.

Section 8.03.       Adjustment to Conversion Price and Holder Option to Require Repurchase upon a Change of Control Event.

(a)      If a Change of Control Event has occurred, each Holder shall at any time during the Change of Control Conversion Period be entitled, at its option, to convert its Notes at the Change of Control Conversion Price, which shall be calculated as set out below, but in each case adjusted, if appropriate, as provided under this Article 8 (provided that no adjustment to the Conversion Price will be made in respect of such Change of Control Event other than pursuant to this Section 8.03 in respect of exercise of the conversion right in the Change of Control Conversion Period):

COCCP =	[RP x (N-n)]+[OCP x n]
N

where:
COCCP	is the Change of Control Conversion Price;

RP	is the Reference Price;
OCP	is the current Conversion Price on the relevant Conversion Date;
N	is the number of calendar days from (and including) the issue date of the Notes to (but excluding) the Stated Maturity Date; and
n	is the number of calendar days from (and including) the issue date of the Notes to (but excluding) the date of the Change of Control Event.

(b)      To exercise such option, a Holder must notify the Conversion Agent by submitting a written Notice of Conversion in accordance with the terms of Section 8.02, prior to 5:00 p.m. (New York City time) on the last day of the Change of Control Conversion Period.  For the avoidance of doubt, the option to convert is an option exercisable at the sole discretion of each Holder, and each Holder may elect not to exercise such option and to continue to hold its Notes or to put its Notes in accordance with Section 9.01.

(c)      In the event of conversion as provided herein in connection with a Change of Control Event, the number of Common Shares required to be issued shall be determined by dividing the aggregate principal amount of the Notes by the Change of Control Conversion Price in effect on the relevant Conversion Date, rounding fractional shares, if any, down to the nearest whole number of Common Shares.  The Company shall pay or deliver, as the case may be, at the Company's option, cash, Common Shares or a combination of cash and Common Shares (or, if applicable, reference property) necessary in order to fulfill the Company's obligations to the relevant Holder pursuant to its right to convert the Notes pursuant to Section 8.02.

(d)      Nothing in this Section 8.03 shall prevent an adjustment to the Conversion Price pursuant to Section 8.04 in respect of a Change of Control Event.

Section 8.04.         Adjustment of Conversion Price

The Conversion Price shall be adjusted from time to time by the Company if any of the following events occurs, except that the Company shall not make any adjustments to the Conversion Price if Holders of the Notes participate in any of the transactions described in this Section 8.04, without conversion of the Notes, on the same terms and at the same time as a holder of a number of Common Shares equal to the principal amount of a Holder's Notes divided by $1,000 and further divided by  the Conversion Price would participate

(a)           If and whenever there shall be a consolidation or subdivision of the Common Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such consolidation or subdivision by the following fraction:

A
B

where:

A	is the aggregate number of Common Shares in issue immediately before such consolidation or subdivision, as the case may be; and

B	is the aggregate number of Common Shares in issue immediately after, and as a result of, such consolidation or subdivision, as the case may be.

Such adjustment shall become effective on the date the consolidation or subdivision, as the case may be, takes effect.

(b)           If and whenever the Company issues any Common Shares credited as fully paid to all or substantially all of the holders of the Common Shares by way of capitalization of profits or reserves (including any share premium account or capital redemption reserve) other than (a) where any such Common Shares are issued instead of the whole or part of a Dividend in cash which the holders of the Common Shares would or could otherwise have received or (b) where the holders of the Common Shares may elect to receive a Dividend in cash in lieu of such Common Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

A
B

where:

A	is the aggregate par value of the Common Shares in issue immediately before such issue; and

B	is the aggregate par value of the Common Shares in issue immediately after such issue.

Such adjustment shall become effective on the date of issue of such Common Shares. No adjustment pursuant to the above formula will result in an increase of the Conversion Price.

(c)           If and whenever the Company pays or makes any Dividend to all or substantially all holders of the Common Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the relevant Dividend by the following fraction:

A – B
  A

where:

A
is the Current Market Price of one Common Share on the first date on which the Common Shares are traded ex- the relevant Dividend on the Relevant Stock Exchange or, in the case of a purchase of Common Shares or any receipts or certificates representing Common Shares by or on behalf of the Company or any of the Company's subsidiaries, on which such Common Shares are purchased or, in the case of a Spin-Off, is the mean of the Daily VWAPs of a Common Share for the five consecutive VWAP Trading Days ending on the VWAP Trading Day immediately preceding the first date on which the Common Shares are traded ex- the relevant Spin-Off; and

B
is the portion of the Fair Market Value, with such portion being determined by dividing the Fair Market Value of the aggregate Dividend by the number of Common Shares entitled to receive the relevant Dividend (or, in the case of a purchase of Common Shares or any receipts or certificates representing shares by or on behalf of the Company or any of the Company's subsidiaries, by the number of Common Shares in issue immediately prior to such purchase), of the Dividend attributable to one Common Share.

Such adjustment shall become effective on the first date on which the Common Shares are traded ex- the relevant Dividend on the Relevant Stock Exchange or, in the case of a purchase of Common Shares or any receipts or certificates representing Common Shares, on the date such purchase is made or, in the case of a Spin-Off, the first date on which the Common Shares are traded ex- the relevant Spin-Off.

No adjustment pursuant to the above formula will result in an increase of the Conversion Price.

For the purposes of the above, the Fair Market Value of a Cash Dividend shall (subject as provided in paragraph (a) of the definition of "Dividend" and in the definition of "Fair Market

Value") be determined as at the first date on which the Common Shares are traded ex- the relevant Dividend on the Relevant Stock Exchange, and in the case of a Non-Cash Dividend, the Fair Market Value of the relevant Dividend shall be the Fair Market Value of the relevant Spin-Off Securities or, as the case may be, the relevant property or assets.

(d)           If and whenever the Company issues Common Shares to all or substantially all holders of the Common Shares as a class by way of rights, or issue or grant to all or substantially all holders of the Common Shares as a class by way of rights, options, warrants or other rights to subscribe for or purchase any Common Shares, in each case at a price per Common Share which is less than 95% of the Current Market Price per Common Share on the VWAP Trading Day immediately preceding the date of the first public announcement of the terms of the issue or grant of such Common Shares, options, warrants or other rights, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

A + B
A + C

where:

A	is the number of Common Shares in issue immediately before such announcement;

B
is the number of Common Shares which the aggregate amount (if any) payable for the Common Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Common Shares deliverable on the exercise thereof, would purchase at such Current Market Price per Common Share; and

C
is the number of Common Shares issued or, as the case may be, the maximum number of Common Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights.

Such adjustment shall become effective on the first date on which the Common Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange. No adjustment pursuant to the above formula will result in an increase of the Conversion Price.

For the purpose of any calculation of the consideration receivable or price pursuant to this clause (d) of Section 8.04, the following provisions shall apply:

(i)	the aggregate consideration receivable or price for Common Shares issued for cash shall be the amount of such cash;

(ii)
(x) the aggregate consideration receivable or price for Common Shares to be issued or otherwise made available upon the conversion or exchange of any Securities shall be deemed to be the consideration or price received or receivable for any such Securities and (y) the aggregate consideration receivable or price for Common Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any Securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration or price received or receivable for such Securities or, as the case may be, for such options, warrants or rights which are attributed by the Company to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration or price is so attributed, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the date of the first public announcement of the terms of issue of such Securities or, as the case may be, such options, warrants or rights, plus in the case of each of (x) and (y) above, the additional minimum consideration receivable or price (if any) upon the conversion or exchange of such Securities, or upon the exercise of such rights or subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (z) the consideration receivable or price per Common Share upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such Securities or, as the case may be, upon the exercise of such options, warrants or rights shall be the aggregate consideration or price referred to in (x) or (y) above (as the case may be) divided by the number of Common Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate;

(iii)
if the consideration or price determined pursuant to subparagraphs (i) and (ii) above (or any component thereof) shall be expressed in a currency other than U.S. dollars it shall be converted into U.S. dollars at such rate of exchange as may be determined in good faith by an Independent Financial Adviser to be the spot rate ruling at 5:00 p.m. (New York City time) on the date of the first public announcement of the terms of issue of such Securities (or if no such rate is available on that date, the equivalent rate on the immediately preceding date on which such rate is available); and

(iv)
in determining consideration or price pursuant to the above, no deduction shall be made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting, placing or management of the issue of the relevant Common Shares or Securities or otherwise in connection therewith.

(e)           If and whenever the Company issues (i) any Securities (other than Common Shares or options, warrants or other rights to subscribe for or purchase any Common Shares) to all or substantially all holders of the Common Shares as a class by way of rights or (ii) grants to all or substantially all holders of the Common Shares as a class by way of rights any options, warrants or other rights to subscribe for or purchase any Securities (other than Common Shares or options, warrants or other rights to subscribe for or purchase Common Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

A – B
  A

where:

A	is the Current Market Price of one Common Share on the VWAP Trading Day immediately preceding the first date on which the terms of such issue or grant are publicly announced; and

B	is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Common Share.

Such adjustment shall become effective on the first date on which the Common Shares are traded ex-rights, ex-options or ex-warrants on the Relevant Stock Exchange. No adjustment pursuant to the above formula will result in an increase of the Conversion Price.

(f)           If and whenever the Company or any of the Company's subsidiaries or (at the direction or request of or pursuant to any arrangements with the Company or any of the Company's subsidiaries) any other company, Person or entity shall offer any Securities in connection with which offer all or substantially all holders of the Common Shares as a class are entitled to participate in arrangements whereby such Securities may be acquired by them (except where the Conversion Price falls to be adjusted under Section 8.03 or paragraphs (b), (c) or (d) under Section 8.04 (or would fall to be so adjusted if the relevant issue or grant was at less than 95% of the Current Market Price per Common Share on the relevant VWAP Trading Day) or under paragraph (e) under Section 8.04), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the making of such offer by the following fraction:

A – B
  A

where:

A	is the Current Market Price of one Common Share on the VWAP Trading Day immediately preceding the date on which the terms of such offer are first publicly announced; and

B	is the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Common Share.

Such adjustment shall become effective on the first date on which the Common Shares are traded ex-rights on the Relevant Stock Exchange. No adjustment pursuant to the above formula will result in an increase of the Conversion Price.

(g)           Notwithstanding the foregoing provisions, where the events or circumstances giving rise to any adjustment have already resulted or will result in an adjustment to the Conversion Price or where the events or circumstances giving rise to any adjustment arise by virtue of any other events or circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price occurs within such a short period of time that a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by an Independent Financial Adviser to be in its opinion appropriate to give the intended result.

(h)           If the Conversion Date in relation to the conversion of any Note shall be after any consolidation or sub-division as is mentioned in clause (a) of Section 8.04, or after the record date or other due date for the establishment of entitlement for any such issue, distribution, grant or offer (as the case may be) as is mentioned in clauses (b), (c), (d), (e) and (f) of Section 8.04, in any case in circumstances where the relevant Conversion Date falls before the relevant adjustment becomes effective (such adjustment, a "Retroactive Adjustment"), then the Company shall (conditional upon the relevant adjustment becoming effective) procure that there shall be issued or delivered to the converting Holder, such additional number of Common Shares (if any) (the "Additional Shares") as, together with the Common Shares issued or to be issued or delivered on conversion of the relevant Note (together with any fraction of a Common Share not so issued), is equal to the number of Common Shares which would have been required to be issued or delivered on conversion of such Note if the relevant adjustment to the Conversion Price had in fact been made and become effective immediately prior to the relevant Conversion Date. Additional Shares will be delivered to Holders not later than the later of (a) 10 Business Days following the date the relevant Retroactive Adjustment becomes effective and (b) the relevant Conversion Date.

(i)           If the Company adjusts the Conversion Price pursuant to the above provisions, the Company shall deliver to the Conversion Agent, within 10 Business Day of the adjustment, an Officers' Certificate setting forth the Conversion Price, detailing the calculation of the Conversion Price and describing the facts upon which the adjustment is based.  In addition, the Company shall issue a press release containing the relevant information and make the press release available on the Company's website.

(j)           References to any issue or offer or grant to holders of the Common Shares "as a class" or "by way of rights" shall be taken to be references to an issue or offer or grant to all or substantially all holders of the Common Shares other than holders of the Common Shares to whom, by reason of the laws of any territory or requirements of any recognized regulatory body or any other stock exchange or securities market in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer or grant.

(k)           In making any calculation or determination of Current Market Price or Fair Market Value, such adjustments (if any) shall be made as an Independent Financial Adviser considers appropriate to reflect any consolidation or sub-division of the Common Shares or any issue of Common Shares by way of capitalization of profits or reserves, or any like or similar event.

(l)           If changes are made in the share capital other than those mentioned above, which are unfavorable to the Holders compared to the holder of the Common Shares, the Board of Directors of the Company or a committee thereof will make appropriate adjustments to the Conversion Price. This also applies to other transactions, which are unfavorable to the Holders.

(m)           The effective Conversion Price per share paid by Holders upon conversion shall not in any event be below the par value of the Common Shares and the Company covenants that the Company shall not take any action, and shall procure that no action is taken, that would otherwise result in an adjustment to the Conversion Price to below such par value. If the Conversion Price per share is adjusted to below the par value of the Common Shares, the Conversion Price per share upon conversion shall be par value, provided however, the Company shall upon conversion pay to Holders, in cash, the difference between the par value of the Common Shares and the below par value as adjusted Conversion Price.

(n)           If an adjustment of the Conversion Price requires a conversion to U.S. dollars, the exchange rate shall be the official reference rate provided by the European Central Bank on the date triggering such adjustments. For the avoidance of doubt, when calculating weighted averages over several days, each day should apply the official reference rate for that day.

(o)           If:

(i)
the Company elects to satisfy the Company's Conversion Obligation through a Combination Settlement and the Common Shares are deliverable to settle the Daily Net Share Settlement Value for a given VWAP Trading Day within the Conversion Period applicable to Notes that a Holder has converted,

(ii)	any distribution or transaction described in clause (a) to (f) of Section 8.04 has not yet resulted in an adjustment to the Conversion Price on the VWAP Trading Day in question, and

(iii)
the Common Shares a Holder receives in respect of such VWAP Trading Day are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise), then the Company shall adjust the number of Common Shares that the Company delivers to the Holder in respect of the relevant VWAP Trading Day to reflect the relevant distribution or transaction.

(p)           If:

(i)	the Company elects to satisfy the Company's Conversion Obligation through a Stock Settlement,

(ii)	any distribution or transaction described in clause (a) to (f) of Section 8.04 has not yet resulted in an adjustment to the Conversion Price on a given Conversion Date, and

(iii)
the Common Shares a Holder receives on settlement of the related conversion are not entitled to participate in the relevant distribution or transaction (because they were not held on a related record date or otherwise), then the Company shall adjust the number of Common Shares that the Company delivers to a Holder in respect of the relevant Business Day to reflect the relevant distribution or transaction.  Notwithstanding the foregoing, if a Conversion Price adjustment becomes effective on any Ex-Dividend Date as described above, and a Holder that has converted its Notes on or after such Ex-Dividend Date and on or prior to the related record date would be treated as the record holder of the Common Shares as of the related Conversion Date pursuant to Section 8.02 based on an adjusted Conversion Price for such Ex-Dividend Date, then, notwithstanding the foregoing Conversion Price adjustment provisions, the Conversion Price adjustment relating to such Ex-Dividend Date will not be made for such converting Holder. Instead, such Holder will be treated as if such Holder were the record owner of the Common Shares on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

(q)           To the extent that the Company has a rights plan in effect upon conversion of the Notes (i.e., a poison pill), Holders will receive, in addition to any Common Shares received in connection with such conversion, the rights under the rights plan, unless prior to any conversion, the rights have separated from the Common Shares, in which case the Conversion Price will be adjusted at the time of separation as if the Company distributed to all holders of the Common Shares, shares of the Company's capital stock, evidences of indebtedness or other assets or property as described in clause (c) of Section 8.04, subject to readjustment in the event of the expiration, termination or redemption of such rights.

(r)           The Company is permitted to decrease the Conversion Price of the Notes by any amount for a period of at least 20 Business Days so long as the decrease is irrevocable during the period and the Board of Directors of the Company determines that such decrease would be in the Company's best interest.  The Company must give at least 15 calendar days' prior notice of any such decrease in the Conversion Price.  The Company may also (but are not required to) decrease the Conversion Price to avoid or diminish income tax to holders of the Common Shares or rights to purchase the Common Shares in connection with a dividend or distribution of shares (or rights to acquire shares) or similar events.

(s)           No adjustment will be made to the Conversion Price where Common Shares or other Securities (including rights, warrants and options) are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees or former employees (including members of our Board of Directors of the Company holding or formerly holding executive office or the personal service company of any such Person) or their spouses or relatives, in each case, of the Company or any of the Company's Subsidiaries or any associated company or to trustees to be held for the benefit of any such person, in any such case pursuant to any employees' share or option scheme.

(t)           On any adjustment, the resultant Conversion Price, if not an integral multiple of $0.0001, shall be rounded down to the nearest whole multiple of $0.0001. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than 1% of the Conversion Price then in effect. However, the Company shall carry forward any adjustments that are less than 1% of the Conversion Price and make such carried forward adjustments (a) when the cumulative net effect of all adjustments not yet made will result in a change of at least 1% of the Conversion Price or (b) regardless of whether the aggregate adjustment is less than 1%, (i) upon any required purchases of the Notes in connection with a Change of Control Event, (ii) on each of the VWAP Trading Days within any Conversion Period, (iii) upon any conversion of Notes, and (iv) upon any redemption of the Notes.

(u)           For purposes of this Section 8.04, the number of Common Shares at any time outstanding shall not include shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Common Shares held in the treasury of the Company, but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Common Shares.

Section 8.05.       Adjustments of Prices.

Whenever any provision of the Indenture requires the Company to calculate the Daily VWAPs, Daily Conversion Values, or Daily Settlement Amounts or other amount over a span of multiple days, the Board of Directors of the Company or a committee thereof will make appropriate adjustments to account for any adjustment to the Conversion Price that becomes effective, or any event requiring an adjustment to the Conversion Price where the Ex-Dividend Date of the event occurs, at any time during the period from which such Daily VWAPs, Daily Conversion Values or Daily Settlement Amounts are to be calculated.

Section 8.06.      Reservation of Shares.

The Company shall reserve, free from preemptive rights, out of its authorized but unissued shares, sufficient Common Shares to provide for conversion of the Notes from time to time as such Notes are presented for conversion (assuming that at the time of computation of such number of shares, all such Notes would be converted by a single Holder).

Section 8.07.     Effect of Recapitalizations, Reclassifications and Changes of the Common Shares

(a)      In the case of any consolidation, amalgamation or merger of the Company with or into any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation), or in the case of any sale or transfer of all, or substantially all, of the assets of the Company and the Company's subsidiaries taken as a whole (each, a "Merger Event"), in each case in which the Common Shares are converted or exchanged into cash, shares, other securities or property, the Company shall take such steps as shall be required by the Trustee (including the execution of a supplemental indenture) to ensure that each Note then outstanding will be converted into the kind and amount of cash, shares and other securities and property (the "reference property") receivable upon such consolidation, amalgamation, merger, sale or transfer by a holder of the number of Common Shares which would be issuable upon conversion immediately prior to such consolidation, amalgamation, merger, sale or transfer. Such supplemental indenture will provide for adjustments which will be as nearly equivalent as may be practicable to the adjustments provided for in this Article 8. The above will apply, mutatis mutandis to any subsequent consolidations, amalgamations, mergers, sales or transfers.

(b)     In the event the Company shall execute a supplemental indenture pursuant to subsection (a) of this Section 8.07, the Company shall promptly file with the Trustee an Officers' Certificate briefly stating the reasons therefore, the kind or amount of cash, securities or property or asset that will comprise the reference property after any such Merger Event, any adjustments to be made with respect thereto and that all conditions precedent have been complied with, and shall promptly mail notice thereof to all Holders. The Company shall cause notice of the execution of such supplemental indenture to be mailed to each Holder, at its address appearing on the Note Register provided for in the Indenture, or distributed through the facilities of the Depositary, within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

(c)   The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 8.07. None of the foregoing provisions shall affect the right of a Holder of Notes to convert its Notes into cash, Common Shares, or a combination of cash and Common Shares, as applicable, as set forth in Section 8.01 and Section 8.02 prior to the effective date of such Merger Event.

(d)   The above provisions of this Section shall similarly apply to successive Merger Events.

Section 8.08.        Certain Covenants.

(a) The Company covenants that any Common Shares issued upon conversion of Notes will be validly issued, fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.

(b) The Company further covenants that if at any time the Common Shares shall be listed on any national securities exchange or automated quotation system, the Company shall use reasonable efforts to list and keep listed, so long as the Common Shares shall be so listed on such exchange or automated quotation system, any Common Shares issuable upon conversion of the Notes.

Section 8.09.       Responsibility of Trustee

The Trustee and any Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine the Conversion Price (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Price, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any securities, property or cash that may at any time be issued or delivered upon the conversion of any Note; and the Trustee and any Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any Common Shares or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 8.07 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Holders upon the conversion of their Notes after any event referred to in such Section 8.07 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 6.01 of the Base Indenture, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in conclusively relying upon, the Officers' Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto. Neither the Trustee nor the Conversion Agent shall be responsible for determining whether any event contemplated by Section 8.01(b) has occurred that makes the Notes eligible for conversion or no longer eligible therefor until the Company has delivered to the Trustee and the Conversion Agent the notices referred to in Section 8.01(b) with respect to the commencement or termination of such conversion rights, on which notices the Trustee and the Conversion Agent may conclusively rely, and the Company agrees to deliver such notices to the Trustee and the Conversion Agent immediately after the occurrence of any such event or at such other times as shall be provided for in Section 8.01(b). The Conversion Agent (if other than the Company or an Affiliate of the Company) shall have the same protection under this Section 8.09 as the Trustee.

ARTICLE 9

REPURCHASE OF NOTES AT OPTION OF HOLDERS

Section 9.01.         Repurchase at Option of Holders Upon a Change of Control Event.

(a)        If a Change of Control Event has occurred, each Holder shall at any time during the Change of Control Conversion Period be entitled, at its option, to require the Company to repurchase all of such Holder's Notes, or any portion thereof that is equal to $1,000 or an integral multiple of $1,000 (the "Put Option") at a purchase price, payable in cash on the Put Option Purchase Date, equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon to, but not including, the Put Option Purchase Date (the "Put Option Purchase Price"), unless the Put Option Purchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Put Option Purchase Price shall be equal to 100% of the principal amount of Notes to be repurchased pursuant to this Article 9.

(b)         Repurchases of Notes under this Section 9.01 shall be made, at the option of the Holder thereof, upon:

(i)
delivery to the Paying Agent by a Holder of a duly completed notice (the "Put Option Purchase Notice") substantially in the form set forth in Attachment 2 to the form of Note attached hereto as Exhibit A, if the Notes are Certificated Notes, or in compliance with the Depositary's procedures for surrendering interests in Global Notes, if the Notes are Global Notes, in each case on or before 5:00 p.m. (New York City time) on the Business Day immediately preceding the Put Option Purchase Date; and

(ii)
delivery of the Notes, if the Notes are Certificated Notes, to the Paying Agent at any time after delivery of the Put Option Purchase Notice (together with all necessary endorsements for transfer) at the Corporate Trust Office of the Paying Agent, or book-entry transfer of the Notes, if the Notes are Global Notes, in compliance with the procedures of the Depositary, in each case such delivery being a condition to receipt by the Holder of the Put Option Purchase Price therefor.

The Put Option Purchase Notice in respect of any Notes to be repurchased shall include:

(i)	in the case of Certificated Notes, the certificate numbers of the Notes to be delivered for repurchase;

(ii)	the portion of the principal amount of Notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

(iii)	that the Notes are to be repurchased by the Company pursuant to the applicable provisions of the Notes and the Indenture;

provided, however, that if the Notes are Global Notes, the Put Option Purchase Notice must comply with appropriate Depositary procedures.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Put Option Purchase Notice contemplated by this Section 9.01 shall have the right to withdraw, in whole or in part, such Put Option Purchase Notice at any time prior to 5:00 p.m. (New York City time) on the Business Day immediately preceding the Put Option Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 9.02.

The Paying Agent shall promptly notify the Company of the receipt by it of any Put Option Purchase Notice or written notice of withdrawal thereof.

(c)         Following the occurrence of a Change of Control Event, immediately after the Company becomes aware of it, the Company shall provide a Change of Control Event Notice as provided in 4.14(j).

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders' Put Option or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Section 9.01.

At the Company's written request and upon 15 days prior notice, the Trustee shall give such notice in the Company's name and at the Company's expense; provided, however, that, in all cases, the text of such Change of Control Event Notice shall be prepared by the Company.

If a Change of Control Event occurs, the Company shall send a Change of Control Event Notice pursuant to Section 4.14(j) and issue a press release announcing the Change of Control Event and post the

Change of Control Event Notice on the Company's website.

(d)         Notwithstanding the foregoing, no Notes may be repurchased by the Company on any date at the option of the Holders upon a Change of Control Event if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Put Option Purchase Price with respect to such Notes). The Paying Agent will promptly return to the respective Holders thereof any Certificated Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a Default by the Company in the payment of the Put Option Purchase Price with respect to such Notes), or any instructions for book-entry transfer of the Notes in compliance with the procedures of the Depositary shall be deemed to have been cancelled, and, upon such return or cancellation, as the case may be, the Put Option Purchase Notice with respect thereto shall be deemed to have been withdrawn.

Section 9.02.          Withdrawal of Put Option Purchase Notice.

(a)        A Put Option Purchase Notice may be withdrawn (in whole or in part) by means of a written notice of withdrawal delivered to the Paying Agent in accordance with this Section 9.02 at any time prior to 5:00 p.m. (New York City time) on the Business Day immediately preceding the Put Option Purchase Date, specifying:

(i)	the principal amount of the Notes with respect to which such notice of withdrawal is being submitted,

(ii)	if Certificated Notes have been issued, the certificate number of the Note in respect of which such notice of withdrawal is being submitted, and

(iii)	the principal amount, if any, of such Note that remains subject to the original Put Option Purchase Notice, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000;

provided, however, that if the Notes are Global Notes, the notice must comply with appropriate procedures of the Depositary.

Section 9.03.            Deposit of Put Option Purchase Price.

(a)      The Company shall deposit with the Trustee (or other Paying Agent appointed by the Company, or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 4.04) on or prior to 11:00 a.m. (New York City time) on the Put Option Purchase Date an amount of money sufficient to repurchase all of the Notes to be repurchased at the appropriate Put Option Purchase Price.

(b)      Subject to receipt of funds by the Trustee (or other Paying Agent appointed by the Company), payment for Notes surrendered for repurchase (and not withdrawn prior to 5:00 p.m. (New York City time) on the Business Day immediately preceding the Put Option Purchase Date) will be made on the later of (i) the Put Option Purchase Date with respect to such Note ( provided  the Holder has satisfied the conditions in Section 9.01) and (ii) the time of book-entry transfer or the delivery of such Note to the Trustee (or other Paying Agent appointed by the Company) by the Holder thereof in the manner required by Section 9.01 by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Note Register; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Trustee shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Put Option Purchase Price.

(c)      If by 11:00 a.m. (New York City time) on the Put Option Purchase Date, the Trustee (or other Paying Agent appointed by the Company) holds money sufficient to make payment on all the Notes or portions thereof that are to be repurchased on such Put Option Purchase Date, then (i) such Notes will cease to be outstanding, (ii) interest will cease to accrue on such Notes (whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Trustee or Paying Agent) and (iii) all other rights of the Holders of such Notes will terminate (other than the right to receive the Put Option Purchase Price).

(d)      Upon surrender of a Note that is to be repurchased in part pursuant to Section 9.01, the Company shall execute and the Trustee shall authenticate and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Note surrendered.

Section 9.04.         Covenant to Comply with Applicable Laws Upon Repurchase of Notes.

In connection with any repurchase offer, the Company shall, if required:

(a)      comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act, to the extent any such rules are applicable;

(b)      file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

(c)      otherwise comply with all federal and state securities laws in connection with any offer by the Company to purchase the Notes upon exercise of the Put Option; in each case, so as to permit the rights and obligations under this Article 9 to be exercised in the time and in the manner specified in this Article 9.

ARTICLE 10

REDEMPTION AT THE OPTION OF THE COMPANY

Section 10.01.         Redemption at the Option of the Company.

(a)         The Company may at any time prior to the 61st Scheduled Trading Day immediately preceding the Stated Maturity Date redeem all, but not part, of the Notes outstanding if 90% or more of the aggregate principal amount of Notes issued on the date of original issuance shall have been previously purchased or converted (the "Call Option") at a redemption price, payable in cash on the Call Option Redemption Date, equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon, to, but not including, the Call Option Redemption Date (the "Call Option Redemption Price"), unless the Call Option Redemption Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Call Option Redemption Price shall be equal to 100% of the principal amount of Notes to be redeemed pursuant to this Article 10; provided however, that, on or after August 1, 2017, the Company may only elect to exercise the Company's Call Option if the Company has elected Stock Settlement as the Settlement Method for conversions after August 1, 2017 pursuant to Section 8.02.

(b)       If the Company exercises the Call Option, the Company must notify the Trustee and the Holders (in the case of the Holders, through the facilities of the Depositary) no later than twenty Business Days before the Call Option Redemption Date (the "Call Option Notice").

(c)       For the avoidance of doubt, each Holder may convert their Notes after having received a Call Option Notice at any time prior to 5:00 p.m. (New York City time) on the

Business Day immediately preceding the Call Option Redemption Date. Conversions during the period beginning on the issuance of a Call Option Notice and ending at 5:00 p.m. (New York City time) on the Business Day immediately preceding the Call Option Redemption Date shall be settled in the Common Shares.

(d)       If by 11:00 a.m. (New York City time) on the Call Option Redemption Date, the Trustee (or other Paying Agent appointed by the Company) holds money sufficient to make payment on all the Notes that are to be redeemed on such Call Option Redemption Date, then (i) such Notes will cease to be outstanding, (ii) interest will cease to accrue on such Notes and (iii) all other rights of the Holders of such Notes will terminate (other than the right to receive the Call Option Redemption Price).

(e)       No Notes may be redeemed by the Company pursuant to the Call Option if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Call Option Redemption Date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Call Option Redemption Price).

ARTICLE 11

MISCELLANEOUS PROVISIONS

Section 11.01.        Official Acts by Successor Corporation.

Any act or proceeding by any provision of the Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

Section 11.02.        No Security Interest Created.

Nothing in the Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 11.03.        Benefits of Indenture.

Nothing in the Indenture or in the Notes, expressed or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Conversion Agent, any authenticating agent, any Note Registrar and their successors hereunder or the Holders, any benefit or any legal or equitable right, remedy or claim under the Indenture.

Section 11.04.        Notices .

Except as otherwise described herein, notice to registered Holders of the Notes will be given to the addresses as they appear in the security register.  Notices will be deemed to have been given on the date of such mailing or electronic delivery.  Whenever a notice is required to be given by the Company, such notice may be given by the Trustee, the Note Registrar, the Paying Agent and the Conversion Agent on the Company's behalf (and the Company shall make any notice the Company is required to give to Holders available on the Company's website) and the Company shall provide the Trustee, the Note Registrar, the Paying Agent or the Conversion Agent, as applicable, with the form of notice at least 5 Business Days in advance of the delivery date.

Notices shall be given to the following:

If to the Company:

Mailing address:

c/o Ship Finance Management AS
P.O. Box 1327 Vika
0112 Oslo
Norway
Attn: Andre Reppen
andre.reppen@shipfinance.no

Courier address:

c/o Ship Finance Management AS
Bryggegata 3
0250 Oslo
Norway
Attention: Andre Reppen
andre.reppen@shipfinance.no

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention: Gary J. Wolfe

If to the Trustee, to:

U.S. Bank National Association
c/o U.S. Bank Corporate Trust Services,
100 Wall Street, Suite 1600,
New York, NY, 10005

If to the Paying Agent, Conversion Agent and Notes Registrar, to:

Deutsche Bank Trust Company Americas,
Trust and Agency Services,
60 Wall Street, 27th Floor,
New York, New York 10005
facsimile 732-578-4635

Section 11.05.         Table of Contents, Headings, Etc.

The table of contents and the titles and headings of the articles and sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11.06.         Execution in Counterparts.

This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 11.07.          Severability.

In the event any provision of the Indenture or the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 11.08.       Calculations.

Except as otherwise specifically provided herein, the Company and the Company's agents will be responsible for making many of the calculations called for under the Indenture and the Notes. These calculations include, but are not limited to, determinations of the Daily VWAP, Current Market Price of the Common Shares, any adjustments to the Conversion Price, the consideration deliverable in respect of any conversion and accrued interest payable on the Notes.  The Company shall make all these calculations in good faith and, absent manifest error, the Company's calculations will be final and binding on the Holders of Notes determination of the Conversion Period and the respective Conversion Price.  The Company shall provide a schedule of the Company's calculations to each of the Trustee, the Note Registrar, the Paying Agent and the Conversion Agent, and each of the Trustee, the Note Registrar, the Paying Agent and the Conversion Agent is entitled to rely conclusively upon the accuracy of the Company's calculations without independent verification.  The Trustee, the Note Registrar, the Paying Agent and the Conversion Agent will forward the Company's calculations to any Holder upon the request of that Holder.

Section 11.09.       No Recourse Against Others.

A director, officer or employee or shareholder, as such, of the Company will not have any liability for any obligations of the Company under the Notes or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.  By accepting a Note, each Holder will waive an release all such liability.  The waiver and release will be part of the consideration for the issuance of the Notes.

Section 11.10.       Ratification of Base Indenture.

Except as amended hereby with respect to the Notes, the Base Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects ratified and confirmed, and this Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided. For the avoidance of doubt, each of the Company and each Holder of the Notes, by its acceptance of such Notes, acknowledges and agrees that all of the rights, privileges, protections, immunities and benefits afforded to the Trustee under the Base Indenture are deemed to be incorporated herein, and shall be enforceable by the Trustee, whether acting as Trustee, Paying Agent, Note Registrar, Conversion Agent or Bid Solicitation Agent hereunder, as if set forth herein in full.

Section 11.11.       Withholding Taxes.

Subject to Section 4.06 of this Indenture, if the Company is required by applicable law to pay, and pays, withholding tax on behalf of a Holder as a result of an adjustment to the Conversion Price or for any other reason, the Company may, at its option, withhold or cause to be withheld such withholding tax from any payments of cash or Common Shares on the Securities (or, if such withholding tax has not previously been fully withheld from such cash or shares, from any payments on the Common Shares).

Section 11.12.        Governing Law.

This Indenture and the Notes, and any claim, controversy or dispute arising under or related to the Indenture or the Notes, shall be governed by, and construed in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

SHIP FINANCE INTERNATIONAL LIMITED

By: ______________________
Name: OLE B. HJERTAKER
Title: CHIEF EXECUTIVE OFFICER

[*Signature page to Supplemental Indenture*]

U.S. BANK NATIONAL ASSOCIATION, as
Trustee

By: ______________________
Name: Hazrat R Haniff
Title: Trust Officer

[*Signature page to Supplemental Indenture*]

By: ______________________
Name: Wanda Camacho
Title: Vice President

By: ______________________
Name: Linda Reale
Title: Vice President

[*Signature page to Supplemental Indenture*]

[SIGNATURE PAGE TO SUPPLEMENTAL INDENTURE]

EXHIBIT A

[FORM OF FACE OF NOTE]

[INCLUDE FOLLOWING LEGEND IF A GLOBAL NOTE]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN. THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE  NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE AND, UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY]

Ship Finance International Limited

3.25% Convertible Senior Note due 2018

No.	Initially $

CUSIP No.: G81075 AE6

ISIN: USG81075AE63

SHIP FINANCE INTERNATIONAL LIMITED , a corporation duly organized and validly existing under the laws of the Islands of Bermuda (the "Company," which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to [CEDE & CO.] 1, or registered assigns, the principal sum of $             (    DOLLARS) [or such lesser principal amount as shall be reflected in the books and records of the Trustee and the Depository)]1, which amount, taken together with the principal amounts of all other outstanding Notes, shall not, unless permitted by the Indenture, exceed $350,000,000 in aggregate at any time, in accordance with the rules and procedures of the Depositary, on February 1, 2018, and interest thereon as set forth below.

This Note shall bear interest at the rate of 3.25% per year from January 30, 2013, or from the most recent date to which interest has been paid or provided for to, but excluding, the next scheduled Interest Payment Date until February 1, 2018. Interest is payable quarterly in arrears on each February 1, May 1, August 1 and November 1, commencing on May 1, 2013, to Holders of record at 5:00 p.m. (New York City time) on the preceding January 15, April 15, July 15 and October 15 (whether or not such Regular Record Date is a Business Day), respectively. Additional Interest and Additional Amounts will be payable as set forth in Section 2.04(c) and Section 4.06, as applicable, of the within-mentioned Supplemental Indenture, and any reference to interest on, or in respect of, any Note therein shall be deemed to include Additional Interest and Additional Amounts, as applicable, if, in such context, Additional Interest or Additional Amounts, as applicable, is, was or would be payable pursuant to Section 2.04(c) or Section 4.06 and any express mention of Additional Interest or Additional Amounts in any provision therein shall not be construed as either Additional Interest or Additional Amounts in those provisions thereof where such express mention is not made.

Any Defaulted Amounts shall accrue interest per annum at the rate borne by the Notes, and Additional Interest, if applicable, subject to the enforceability thereof under applicable law, from, and including, the relevant payment date to, but excluding, the date on which such Defaulted Amounts shall have been paid by the Company, at its election, in accordance with Section 2.04(c) and 2.04(d), as applicable, of the Supplemental Indenture.

The Company shall pay the principal of and interest on this Note, if and so long as such Note is a Global Note, in immediately available funds in lawful money of the United States at the

1	Include for a Global Note.

time to the Depositary or its nominee, as the case may be, as the registered Holder of such Note. As provided in and subject to the provisions of the Indenture, the Company shall pay the principal of any Notes (other than Notes that are Global Notes) at the office or agency designated by the Company for that purpose. The Company has initially designated Deutsche Bank Trust Company Americas as its Paying Agent, Conversion Agent and Note Registrar in respect of the Notes and its agency in The City of New York as a place where Notes may be presented for payment or for registration of transfer and exchange.

Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Note the right to convert this Note into cash and Common Shares, if any, on the terms and subject to the limitations set forth in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note, and any claim or controversy arising out of or relating to this Note, shall be governed by the laws of the State of New York.

In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control and govern.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

By:
Name:
Title:
By:
Name:
Title:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION
          This is one of the Notes referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

[FORM OF REVERSE OF NOTE]

Ship Finance International Limited

3.25% Convertible Senior Note due 2018

This Note is one of a duly authorized issue of Notes of the Company, designated as its 3.25% Convertible Senior Notes due 2018 (the "Notes"), initially limited to the aggregate principal amount of $350,000,000 all issued or to be issued under and pursuant to an Indenture dated as of January 30, 2013 (the "Base Indenture"), as amended and supplemented by the First Supplemental Indenture dated as of January 30, 2013 (the "Supplemental Indenture"; together with the Base Indenture, as amended and supplemented from time to time, the "Indenture") between the Company, U.S. Bank National Association, as trustee (the "Trustee") and Deutsche Bank Trust Company Americas, as Paying Agent, Conversion Agent and Notes Register, to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, Paying Agent, Conversion Agent, Notes Registrar, the Company and the Holders of the Notes. Additional Notes may be issued in an unlimited aggregate principal amount, subject to certain conditions specified in the Indenture. Capitalized terms used in this Note and not defined in this Note shall have the respective meanings set forth in the Indenture.

In the event of certain Events of Default (other than an Event of Default specified in Sections 5.01(14), (15), and (16) of the Supplemental Indenture with respect to the Company) shall have occurred and be continuing, the principal of, and interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of the Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture. If an Event of Default specified in Sections 5.01(14), (15), and (16) of the Supplemental Indenture with respect to the Company occurs and is continuing, 100% of the principal of, and accrued and unpaid interest, if any, on, all Notes shall become and shall automatically be immediately due and payable.

Subject to the terms and conditions of the Indenture, the Company shall make all payments and deliveries in respect of the Put Option Purchase Price, the Call Option Redemption Price and the principal amount on the Stated Maturity Date or the Settlement Amount of due in satisfaction of the Conversion Obligation, as the case may be, to the Holder who surrenders a Note to a Paying Agent or Conversion Agent, as the case may be, to collect such payments in respect of the Note. The Company shall pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the Holders of the Notes, and in certain other circumstances, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal (including the Put Option Purchase Price and the Call Option Redemption Price, if applicable) of and accrued and unpaid interest on this Note at the place, at the respective times, at the rate and in the lawful money herein prescribed.

The Notes are issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer or similar tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.

The Notes are subject to redemption prior to the Stated Maturity Date pursuant to the Call Option, as described in the Indenture, but are not subject to any sinking fund or otherwise.

Upon the occurrence of a Change of Control Event, the Holder has the right at any time during the Change of Control Conversion Period, at such Holder's option, to require the Company to repurchase for cash all of such Holder's Notes or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Put Option Purchase Date at a price equal to the Put Option Purchase Price.

Subject to the provisions of the Indenture, the Holder hereof has the right, at its option, at any time prior to 5:00 p.m. (New York City time) on the second Scheduled Trading Day immediately preceding the Stated Maturity Date, to convert any Notes or portion thereof that is $1,000 or an integral multiple thereof, into cash, Common Shares or a combination of cash and Common Shares (except for conversions during the period beginning on the issuance of a Call Option Notice and ending at 5:00 p.m. (New York City time) on the Business Day immediately preceding the Call Option Redemption Date, which shall be settled in the Common Shares), at the option of the Company, at the Conversion Price specified in the Indenture, as adjusted from time to time as provided in the Indenture.

Upon the occurrence of a Change of Control Event, the Holder has the right at any time during the Change of Control Conversion Period, at such Holder's option to convert any Notes or a portion there of that is $1,000 or an integral multiple thereof at the Change of Control Conversion Price.

Terms used in this Note and defined in the Indenture are used herein as therein defined.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act

CUST = Custodian

TEN ENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common

Additional abbreviations may also be used though not in the above list.

ATTACHMENT 1

[FORM OF NOTICE OF CONVERSION]

To: Ship Finance International Limited

To: Deutsche Bank Trust Company Americas, Trust and Agency Services, 60 Wall Street, 27th Floor, New York, New York 10005, facsimile 732-578-4635

The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is $1,000 principal amount or an integral multiple thereof) below designated, into cash, Common Shares, or cash and Common Shares, as applicable, in accordance with the terms of the Indenture referred to in this Note, and directs that any cash payable and any Common Shares issuable and deliverable upon such conversion and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any Common Shares or any portion of this Note not converted are to be issued in the name of a person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any in accordance with Section 8.02(e) of the Supplemental Indenture. Any amount required to be paid to the undersigned on account of interest in accordance Section 8.02(f) with accompanies this Note.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Common Shares are to be issued, or Notes are to be delivered, other than to and in the name of the registered holder.

Fill in for registration of shares if to be issued, and Notes if to be delivered, other than to and in the name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code)
Please print name and address

Principal amount to be converted (if less than all):
$ ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer Identification Number

ATTACHMENT 2

[FORM OF PUT OPTION PURCHASE NOTICE]

To: Ship Finance International Limited

To: Deutsche Bank Trust Company Americas, Trust and Agency Services, 60 Wall Street, 27th Floor, New York, New York 10005, facsimile 732-578-4635

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Ship Finance International Limited  (the "Company") as to the occurrence of a Change of Control Event with respect to the Company and specifying the Put Option Purchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with Section 9.01 of the Supplemental Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, and (2) if such Put Option Purchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Put Option Purchase Date.

In the case of Certificated Notes, the certificate numbers of the Notes to be repurchased are as set forth below:

Dated:

Signature(s)

Social Security or Other Taxpayer Identification Number

Principal amount to be repurchased by the Company (if less than all): $ ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

ATTACHMENT 3

[FORM OF ASSIGNMENT AND TRANSFER]

Deutsche Bank Trust Company Americas

Trust and Agency Services

60 Wall Street, 27th Floor

New York, New York 10005

Facsimile 732-578-4635

For value received   hereby sell(s), assign(s) and transfer(s) unto (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints    attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Notes are to be delivered, other than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

EXHIBIT 99.4

EXECUTION COPY

SHARE LENDING AGREEMENT

Dated as of January 25, 2013

Among

SFL CAPITAL II LTD., an exempted company incorporated in Bermuda ("Lender"),

SHIP FINANCE INTERNATIONAL LIMITED,
an exempted company incorporated in Bermuda ("Ship Finance")

and

DEUTSCHE BANK AG, LONDON BRANCH ("Borrower")

This Agreement sets forth the terms and conditions under which Borrower may, from time to time, borrow from Lender shares of Common Stock.

The parties hereto agree as follows:

Section 1.                      Certain Definitions.  The following capitalized terms shall have the following meanings:

"Bankruptcy Code" has the meaning assigned to such term in Section 8(a).

"Borrower Group" has the meaning assigned to such term in Section 2(c).

"Business Day" means a day on which regular trading occurs on the NYSE.

"Clearing Organization" means The Depository Trust Company, or, if agreed to by Borrower and Lender, such other Securities Intermediary at which Borrower and Lender maintain accounts, or Ship Finance's transfer agent for the Common Stock.

"Closing Price" on any day means, with respect to the Common Stock (i) if the Common Stock is listed on a U.S. securities exchange registered under the Exchange Act or is included in the OTC Bulletin Board Service (operated by the Financial Industry Regulatory Authority, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the Common Stock is then listed or is admitted to trading (or, if the day of determination is not a Business Day, the last preceding Business Day) and (ii) if the Common Stock is not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the Common Stock is listed or admitted to trading on such market ), the average of the bid prices for the Common Stock obtained from as many dealers in the Common Stock (which may include Borrower or its affiliates), but not exceeding three, as shall furnish bid prices available to Lender.

"Common Stock" means shares of common stock, par value $1.00, of Ship Finance; provided that, if the Common Stock shall be exchanged or converted into any other security, assets or other consideration (including cash) as the result of any merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy or liquidation or a scheme of arrangements), then, effective upon such exchange or conversion, the amount of such other security, assets or other consideration received in exchange for one share of Common Stock (without regard to any substitutions of cash in lieu of fractional securities) shall be deemed to become one share of Common Stock.  For purposes of the foregoing, where a share of Common Stock may be converted or exchanged into more than a single type of consideration based upon any form of stockholder election, such consideration will be deemed to be the weighted average of the type and amounts of consideration received by holders of Ship Finance's common stock or based upon the consideration actually received by the Borrower or its affiliates in connection with such exchange or conversion.  For the avoidance of doubt, the foregoing provisions shall apply in connection with the occurrence of each such event, in addition to any prior adjustments or modifications effected hereunder.

"Convertible Notes" means the $350,000,000 aggregate principal amount of 3.25% Convertible Senior Notes due February 1, 2018 issued by Ship Finance.

"Cutoff Time" shall mean 10:00 a.m. (New York City time), or such other time on a Business Day by which a transfer of Loaned Shares must be made by Borrower or Lender to the other, as shall be determined in accordance with market practice.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Facility Termination Date" has the meaning assigned to such term in Section 4(b).

"Foreign Private Issuer" has the meaning assigned to such terms in Section 2(c)

"Lender's Designated Account" means the securities account of the Lender maintained on the books of Deutsche Bank Securities Inc., as securities intermediary, and designated "SFL Capital II Ltd. (account number 145-36979-9X)".

"Loan Availability Period" means the period beginning on the date hereof and ending on the earliest to occur of (i) the 3rd Business Day immediately following the 50th VWAP Trading Day (as such term is defined in the final prospectus for the Convertible Notes) immediately following the date on which all Convertible Notes have been redeemed, repurchased, converted or otherwise acquired for value, (ii) the date, if any, on which all Loans hereunder are terminated and (iii) the date, if any, on which this Agreement is terminated.

"Loaned Shares" means shares of Common Stock transferred in a Loan hereunder until such Common Stock (or identical Common Stock) is transferred back to Lender hereunder.  If, as the result of a stock dividend, stock split or reverse stock split, the number of outstanding shares of Common Stock is increased or decreased, then the number of outstanding Loaned

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Shares shall be proportionately increased or decreased, as the case may be.  If any new or different security or securities, assets or other consideration shall be exchanged for or converted into the outstanding shares of Common Stock as described in the definition thereof, such new or different security or securities, assets or other consideration shall, effective upon such exchange, be deemed to become a Loaned Share in substitution for the former Loaned Share for which such exchange is made and in the same proportions as described in the definition of "Common Stock."  For purposes of return of Loaned Shares by Borrower or purchase or sale of securities pursuant to Section 3 or 10, Borrower may return securities of the same issuer, class and quantity as the Loaned Shares as adjusted pursuant to the two preceding sentences.  For the avoidance of doubt, such adjustments shall be made in connection with the occurrence of each such event, and shall be made in addition to any prior adjustments effected hereunder.

"Maximum Number of Shares" means 6,060,606 shares of Common Stock, subject to the following adjustments:

(a)           If, as the result of any change in nominal value, change in par value, stock dividend, stock split, reverse stock split, or any reclassification of the Common Stock, or any split-up or combination of the Common Stock, or upon any recapitalization, reorganization, merger, or consolidation, or sale of assets affecting Ship Finance or to which it is a party, or upon the redemption or cancellation by Ship Finance of the Common Stock, the number of outstanding shares of Common Stock is increased or decreased, the Maximum Number of Shares shall, effective as of the payment or delivery date of any such event, be proportionally increased or decreased, as the case may be.

(b)           If, pursuant to a merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy or liquidation or a scheme of arrangement), the Common Stock is exchanged for or converted into cash, securities or other property, the Maximum Number of Shares shall, effective upon such exchange, be adjusted by multiplying the Maximum Number of Shares at such time by the number of securities, the amount of cash or the fair market value of any other property exchanged for one share of Common Stock in such event.

(c)           Upon the termination of any Loan in whole or in part pursuant to Section 4(a), the Maximum Number of Shares shall be reduced by the number of Loaned Shares under such Loan or portion thereof surrendered by Borrower to Lender; provided that if the number of Loaned Shares offered and sold by Borrower in any registered public offering under the Securities Act is less than the number of shares of Common Stock constituting the Loan made in connection with such registered public offering (such difference, the "Unsold Amount"), any termination of a Loan in an amount equal to the Unsold Amount shall not so reduce the Maximum Number of Shares.

"NYSE" means the New York Stock Exchange

"Securities Act" means the Securities Act of 1933, as amended.

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"Securities Intermediary" means a "securities intermediary" as defined by Section 8-102(a)(14) of the UCC.

"UCC" means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

Section 2.                      Loans Of Shares; Transfers of Loaned Shares

(a)           Subject to the terms and conditions of this Agreement, Lender hereby agrees to make available for borrowing by Borrower on the date hereof shares of Common Stock up to, in the aggregate, the Maximum Number of Shares.

(b)           Subject to the terms and conditions of this Agreement, Borrower may, by written notice to Lender substantially in the form of Annex A hereto (a "Borrowing Notice"), initiate a single transaction in which Lender will lend Loaned Shares to Borrower upon the terms, and subject to the conditions, set forth in this Agreement (the "Loan", or as context requires, "a Loan" or "any Loan").  Such Loan shall be confirmed through the book-entry settlement system of the Clearing Organization.  The records maintained by the Clearing Organization shall constitute conclusive evidence with respect to such Loan, including the number of shares of Common Stock that are the subject of such Loan.

(c)           Notwithstanding anything to the contrary in this Agreement, at any time Lender is not a "foreign private issuer," as such term is defined in Rule 3b-4 under the Exchange Act (a "Foreign Private Issuer"), in no event shall Borrower be entitled to receive, or shall be deemed to receive, any Loaned Shares if, immediately upon giving effect to such receipt of such Loaned Shares, the "beneficial ownership" (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) of shares of Common Stock by Borrower or any affiliate of Borrower or any other person subject to aggregation with Borrower under Section 13 of the Exchange Act and the rules promulgated thereunder or any "group" (within the meaning of such Section 13 and rules) of which Borrower is a member (collectively, the "Borrower Group") would be equal to or greater than 8.0% or more of the outstanding shares of Common Stock.  If any delivery owed to Borrower hereunder is not made, in whole or in part, as a result of this provision, Lender's obligation to make such delivery shall not be extinguished and Lender shall make such delivery as promptly as practicable after, but in no event later than one Business Day after, Borrower gives notice to Lender that such delivery would not result in the Borrower Group directly or indirectly so beneficially owning in excess of 8.0% of the outstanding shares of Common Stock, as described above.

(d)           Lender shall transfer Loaned Shares to Borrower on or before the Cutoff Time on the date specified in the Borrowing Notice for the commencement of any Loan, which date shall not be earlier than the second Business Day following the receipt by Lender of the Borrowing Notice.  Transfer of the Loaned Shares to Borrower shall be made in the manner and to the account set forth under Section 11 below.

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(e)           Notwithstanding anything to the contrary in this Agreement, Borrower or its affiliates shall not transfer or dispose of any Loaned Shares unless such Loaned Shares are sold by Borrower or such affiliate pursuant to a registration statement that has been declared effective under the Securities Act.  Nothing herein shall prohibit transfers among affiliates of the Borrower that are not pursuant to an effective registration statement and that are exempt from registration, provided that transfers by such transferee subsidiaries shall remain subject to the provisions of the foregoing sentence.  Borrower may not initiate any Loan hereunder unless Lender has a registration statement that has been declared effective under the Securities Act with respect to the Loaned Shares.

Section 3.                      Consideration.  Lender and Ship Finance each acknowledge that Ship Finance will benefit directly and the Lender, a wholly-owned subsidiary of Ship Finance, indirectly, from the marketing activities of the Borrower with respect to any Loaned Shares hereunder, which benefit is hereby acknowledged as consideration for the Loan made hereunder.

Section 4.                      Loan Terminations.

(a)           Borrower may terminate all or any portion of a Loan on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned Shares under such Loan to Lender, without any consideration being payable in respect thereof by Lender to Borrower.  Any such loan termination shall be effective upon delivery of the Loaned Shares in accordance with the terms hereof.

(b)           Subject to Section 10 below, the Loan or any portion thereof outstanding on the last day of the Loan Availability Period shall terminate on the date this Agreement terminates pursuant to Section 13 (the "Facility Termination Date") and all Loaned Shares then outstanding, if any, shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the fifth Business Day following the Facility Termination Date.

(c)           Subject to Section 10 below, if the Loan or any portion thereof is terminated upon the occurrence of a Default as set forth in Section 9, the Loaned Shares shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the termination date of such Loan.

(d)           If at any time the number of Loaned Shares outstanding under this Agreement exceeds the Maximum Number of Shares, then the outstanding Loan shall immediately terminate to the extent of such excess and, subject to Section 10 below, such excess number of Loaned Shares shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the fifth Business Day following the first date as of which such excess exists

(e)           For the avoidance of doubt, all obligations of Borrower hereunder to Lender in respect of the relevant Loaned Shares shall be satisfied upon the crediting of such Loaned Shares to Lender's Designated Account in accordance with Section 11 below.

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Section 5.                      Distributions.

Subject to Section 7(j) and (k) below:

(a)           If at any time when there are Loaned Shares outstanding under this Agreement, Ship Finance pays a cash dividend or makes a cash distribution in respect of all its outstanding shares of Common Stock, Borrower shall pay to Lender (regardless of whether Borrower is a holder of any or all of the outstanding Loaned Shares), within three Business Days after the payment of such dividend or distribution, as the case may be, an amount in cash equal to the product of (i) the amount per share of such dividend or distribution and (ii) the number of Loaned Shares outstanding at such time; provided, that if Borrower returns any Loaned Shares to Lender following a record date for such a dividend or distribution on such Loaned Shares, but prior to the payment of such dividend or distribution on such Loaned Shares, Borrower shall nonetheless pay to Lender the amount of such dividend or distribution, as the case may be, within three Business Days after the payment of such dividend or distribution.

(b)           If at any time when there are Loaned Shares outstanding under this Agreement, Ship Finance makes a distribution in respect of all of its outstanding shares of Common Stock in property or securities, including any spin-off securities or assets, options, warrants, rights or privileges in respect of securities (other than a distribution of Common Stock, but including any spin-off securities or assets, options, warrants, rights or privileges exercisable for, convertible into or exchangeable for Common Stock) (a "Non-Cash Distribution"), Borrower shall deliver to Lender in kind (regardless of whether Borrower is a holder of any or all of the outstanding Loaned Shares) within twenty Business Days after the date of such Non-Cash Distribution, the property or securities so distributed in an amount (the "Delivery Amount") equal to the product of (i) the amount per share of Common Stock of such Non-Cash Distribution and (ii) the number of Loaned Shares outstanding at such time; provided that if Borrower returns any Loaned Shares to Lender following a record date for such a Non-Cash Distribution on such Loaned Shares, but prior to the settlement of such Non-Cash Distribution on such Loaned Shares, Borrower shall nonetheless deliver to Lender the Delivery Amount in respect of such Non-Cash Distribution within twenty Business Days after the settlement date of distribution.

Section 6.                      Rights in Respect of Loaned Shares.

Subject to the terms of this Agreement, including Borrower's obligation to return the Loaned Shares in accordance with the terms of this Agreement, and except as otherwise agreed by Borrower and Lender or Borrower and any subsequent transferee of Loaned Shares, insofar as such person is the record owner of any such Loaned Shares, such person shall have all of the incidents of ownership in respect of any such Loaned Shares, including the right to transfer the Loaned Shares to others.  Borrower agrees that neither it nor any affiliate of it that is the record owner of any Loaned Shares that are (i) initially transferred hereunder and (ii) held for delivery to Lender or held by Borrower or its affiliates (other than any such securities that are held in the accounts of, and beneficially owned by, any unaffiliated third party, where such third party has the power to, and has, directed the vote of such securities) shall vote such Loaned Shares on any matter submitted to a vote of Lender's stockholders; provided that, if by failing to

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vote such Loaned Shares there shall not be a quorum at any meeting of stockholders relating to such a matter, Borrower shall vote its shares proportionately to the votes of all other stockholders voting on such matter at such meeting.

Section 7.                      Representations and Warranties.

(a)           Each of Borrower, Lender and Ship Finance represent and warrant to the other that:

(i)           it has full power to execute and deliver this Agreement, to enter into the Loans contemplated hereby and to perform its obligations hereunder;

(ii)           it has taken all necessary action to authorize such execution, delivery and performance;

(iii)           this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, subject to applicable liquidation, bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution hereunder may be limited by federal or state securities laws or public policy relating thereto; and

(iv)           the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its articles or certificate of incorporation, memorandum of association, articles of association, or bye-laws, as the case may be, or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b)           Lender and Ship Finance each represents and warrants to Borrower, as of the date hereof and as of any date Loaned Shares are transferred to Borrower in respect of the Loan hereunder, that all such Loaned Shares have been borrowed from Hemen Holding Ltd ("Hemen") by Lender pursuant to a stock loan agreement between Hemen and Lender in the form provided to Borrower (the "Hemen Stock Loan Agreement"), and are being on-loaned to the Borrower hereunder, and none of the Loaned Shares are shares of Common Stock that are either newly-issued by Ship Finance in connection with this Agreement or borrowed from an entity other than Hemen.  Without limiting the generality of the foregoing, Lender and Ship Finance each represent and warrant to Borrower that the Loaned Shares and all other outstanding shares of Common Stock of Ship Finance have been duly authorized and are duly authorized, validly issued, fully paid and nonassessable shares of Common Stock, and the stockholders of Ship Finance have no preemptive rights with respect to such Loaned Shares.

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(c)           Lender represents and warrants to Borrower, as of the date any Loaned Shares are transferred to Borrower in respect of any Loan, that it has good and valid title to all such shares free and clear of any liens, claims, security interests and encumbrances.

(d)           Lender and Ship Finance each represents and warrants to Borrower, as of the date hereof, and as of any date Loaned Shares are transferred to Borrower in respect of any Loan hereunder, that the outstanding shares of Common Stock are listed on the NYSE and such Loaned Shares have been approved for listing on NYSE.

(e)           Lender and Ship Finance each represents and warrants to Borrower, as of any date Loaned Shares are transferred to Borrower in respect of any Loan hereunder, Lender is not "insolvent" (as such term is incorporated in the context of Bermuda's Companies Act 1981, as amended) or unable to pay its debts taking into account contingent and prospective obligations.

(f)           Lender represents and warrants to Borrower that, as of the date hereof, and as of the date any Loaned Shares are transferred to Borrower in respect of any Loan hereunder, Lender is not, and will not be required to register as, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

(g)           Lender represents and warrants to Borrower that the Hemen Stock Loan Agreement includes representations, warranties and covenants from Hemen to Lender that are similar in form and substance to the following:

(i)           Hemen is currently, and in the past has been, in compliance with its reporting obligations with respect to the Shares under Sections 13(d) and (g) of the Exchange Act, and Hemen covenants to Lender that it will continue for the duration of the stock loan transactions subject to the Hemen Stock Loan Agreement to be in compliance with any reporting obligations applicable to it under Sections 13(d) and (g) of the Exchange Act (including with respect to this Transaction).

(ii)           The shares of Common Stock loaned by Hemen to Lender have not been acquired for the purpose of lending to Lender under the Hemen Stock Loan Agreement.

(iii)           Hemen is the sole beneficial owner of any shares of Common Stock loaned by Hemen to Lender under the Hemen Stock Loan Agreement, and Hemen has good and valid title to all such shares free and clear of any liens, claims, security interests and encumbrances.

(h)           The copy of the executed Hemen Stock Loan Agreement provided to Borrower on or prior to the date hereof is true and accurate in all material respects.

(i)           Lender represents and warrants to Borrower that it is not engaged in a trade or business in the United States for federal income tax purposes.  Ship Finance represents and

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warrants to Borrower that it does not derive income which is effectively connected with the conduct of a trade or business in the United States for federal income tax purposes.

(j)           Lender represents and warrants to Borrower, as of any date Loaned Shares are transferred to Borrower in respect of any Loan hereunder, subject to notice otherwise as set forth in the next sentence, any cash distributions paid on such Loaned Shares during the term of the Agreement, or any Non-Cash Distribution made on or in respect of the Loaned Shares during the term of the Agreement, to the extent such distributions constitute dividends for U.S. federal income tax purposes, will qualify as foreign source dividends for U.S. federal income tax purposes within the meaning of Section 862 of the Internal Revenue Code of 1986, as amended (the "Code"), and are not subject to withholding tax pursuant to Section 1441 or Section 1442 of the Code.  If, at any time during a period in which this Agreement is in effect, such dividends cash distributions or Non-Cash Distributions would not qualify, or there is a substantial likelihood that such cash distributions or Non-Cash Distributions dividends will not qualify, as foreign source dividends, or would otherwise be subject to withholding tax (whether as a result of a change of law, a change of facts or otherwise), Lender shall notify Borrower of such change or potential change in tax treatment as soon as practicable.

(k)           Lender acknowledges that Borrower intends to rely upon the representation and warranty in Section 7(j), and upon any documentation provided pursuant to Section 8(e),  in determining the extent, if any, to which Borrower is obligated to make any deduction or withholding of present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties and additions thereto) that are imposed by any government or other taxing authority ("Taxes") with respect to any payment by Borrower under this Agreement.  On the basis of such reliance and assuming no notice is made pursuant to the second sentence of Section 7(j), Borrower will make each payment described in Sections 5(a) and 5(b) without withholding or deduction for or on account of any Taxes.  The previous sentence shall not apply if, at any time during a period in which this Agreement is in effect, (i) Borrower is required by law to collect any withholding or deduction for or on account of any Tax from such payment described in Sections 5(a) and 5(b); (ii) Borrower concludes in its reasonable judgment that such withholding or deduction is necessary or appropriate to protect Borrower from potential withholding tax liability; or (iii) there is a failure of a representation made by Lender pursuant to Section 7(j) to be accurate and true or Lender fails to provide any forms, documents or certificates pursuant to Section 8(e) which are necessary to relieve the Borrower from the obligation to withhold any Tax from such payment; provided, however, that Borrower shall use commercially reasonable efforts to avoid having to make any such withholding or deduction, including informing the Lender of any forms, documents or certificates which the Borrower reasonably believes are required in order to avoid having to make any such withholding of deduction.  In that case, Borrower shall notify Lender of its intent to make such withholding or deduction as soon as practicable, and shall pay to the relevant authorities the full amount to be deducted or withheld.  Borrower shall have no obligation to pay any additional amounts in respect of such withholding or deduction to Lender.  This paragraph does not in any way limit the requirement of the Borrower to withhold on payments made to Lender under FATCA.  As used herein, "FATCA" means Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, as of the date of this Agreement (or any amended or successor

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version that is substantively comparable and not materially more onerous to comply with) and, any current or future regulations or official interpretations thereof or other official guidance; any intergovernmental agreement between the US and any other jurisdiction; and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

(l)           The representations and warranties of Borrower and Lender under this Section 7 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement.

Section 8.                      Covenants.

(a)           The parties hereto acknowledge that Borrower has informed Lender that Borrower is a "financial institution" within the meaning of Section 101(22) of the Title 11 of the United States Code (the "Bankruptcy Code"). The parties hereto further acknowledge and agree that (i) each Loan hereunder is intended to be a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code; and (ii) each and every transfer of funds, securities and other property under this Agreement is intended to be a "settlement payment" or a "margin payment," as such terms are used in Sections 362(b)(6) and 546(e) of the Bankruptcy Code.

(b)           Upon the request of Borrower, at any time Ship Finance is not a "foreign private issuer," as such term is defined in Rule 3b-4 under the Exchange Act (a "Foreign Private Issuer"), including at the time a Loan is initiated, Ship Finance shall promptly provide Borrower a written confirmation of its Outstanding Shares as of the date of such request.  The "Outstanding Shares" as of any day is the number of shares of Common Stock outstanding on such day, including all outstanding Loaned Shares.

(c)           Borrower covenants and agrees with Lender that it will not transfer or dispose of any Loaned Shares initially transferred to Borrower by Lender as a Loan hereunder of which it is the record owner except pursuant to a registration statement that has been declared effective under the Securities Act; provided that Borrower may transfer any such Loaned Shares to any of its affiliates without a registration statement so long as such affiliate transferee does not transfer or dispose of such Loaned Shares to any non-affiliated transferee except pursuant to a registration statement that has been declared effective under the Securities Act.

(d)           Lender and Ship Finance each covenants and agrees with Borrower that it shall have no interest whatsoever in any of the proceeds that Borrower or its affiliates may receive in connection with the sales of any Loaned Shares and that Borrower and its affiliates shall be entitled to all such proceeds.

(e)           Lender shall provide to Borrower: (i) a properly executed original IRS Form W-8BEN (or any successor thereto) prior to the initial delivery of shares of Common Stock hereunder and from time to time thereafter whenever a lapse in time or change in circumstances renders such form obsolete or inaccurate in any material respect; (ii) any forms and other documentations required to be delivered in order to avoid a withholding tax under section 1471 or section 1472 of the Code; and (iii) upon reasonable demand by Borrower, any form or

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document that may be required or reasonably requested in writing in order to allow Borrower to make a payment under this Agreement without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate.

(f)           Ship Finance will provide a written notice to Borrower immediately upon becoming aware that Ship Finance is not or will no longer be a Foreign Private Issuer.

(g)           Ship Finance shall report the stock loan transaction(s) pursuant to the Hemen Stock Loan Agreement and effect thereof to the extent required under the Exchange Act.

(h)           Lender and Ship Finance agree to use commercially reasonable efforts to maintain records sufficient to demonstrate that any and all Loaned Shares hereunder are shares of Common Stock that Lender borrowed from Hemen under the Hemen Stock Loan Agreement.

Section 9.                      Events of Default.

(a)           All Loans, and any further obligation to make Loans under this Agreement, may, at the option of the non-defaulting party by a written notice to the defaulting party, be terminated two Business Days following such notice on the occurrence of any of the events set forth below (each, a "Default"):

(i)           Borrower fails to deliver Loaned Shares to Lender as required by Section 4, if such failure is not remedied on or before the seventh Business Day after notice of such failure is given to Borrower;

(ii)           Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required by Section 5, if such failure is not remedied on or before the seventh Business Day after notice of such failure is given to Borrower;

(iii)           the filing by or on behalf of any party of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any liquidation, bankruptcy, reorganization, receivership, compromise, arrangement, insolvency, readjustment of debt, dissolution, moratorium, delinquency, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing ("Bankruptcy Law"), or any action by such party for, or consent or acquiescence to, the appointment of a receiver, trustee, conservatory, custodian or similar official of such party, or of all or a substantial part of its property; or the making by such party of a general assignment for the benefit of creditors; or the admission by such party in writing of its inability to pay its debts as they become due;

(iv)           the filing of any involuntary petition against any party in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court

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having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over such party or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of such party or of all or a substantial part of its property or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of such party; and continuance of any such event for 15 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;

(v)           Borrower, Lender or Ship Finance fails to provide any indemnity as required by Section 12; provided, that Borrower may waive such Default by Lender or Ship Finance, as the case may be, in its sole discretion, and either Lender or Ship Finance may waive such Default by Borrower in its sole discretion;

(vi)           Borrower notifies Lender and/or Ship Finance, or either Lender or Ship Finance notifies Borrower, of its inability or intention not to perform its obligations hereunder, or otherwise disaffirms, rejects or repudiates any of its obligations hereunder; or

(vii)           Any representation made by Borrower, Lender or Ship Finance under this Agreement in connection with any Loan or Loans hereunder shall be incorrect or untrue in any material respect during the term of any Loan hereunder or Borrower, Lender or Ship Finance fails to comply in any material respect with any of its covenants under this Agreement.

Section 10.                      Right to Extend; Remedies.

(a)           Notwithstanding anything else in this Agreement, (x) if as a result of complying with Section 4 and at any time Lender is not a Foreign Private Issuer, the Borrower Group would beneficially own more than 8.0% of the Outstanding Shares, then Borrower shall be permitted to extend the delivery due date for all or a portion of the corresponding delivery obligation to permit Borrower to return, as promptly as reasonably practicable but subject to applicable law, regulation or policy, such Loaned Shares through one transaction or a series of transactions without causing the Borrower Group to become, directly or indirectly, a beneficial owner of more than 8.0% of the Outstanding Shares at such time, and (y) without limiting the foregoing, Borrower shall be permitted to extend the delivery due date for all or a portion of the corresponding delivery obligation to if Borrower reasonably determines in good faith upon advice of counsel that such extension is reasonably necessary to enable Borrower (or any of its affiliates), due to illiquidity or otherwise, to effect purchases of shares of Common Stock in connection with this Agreement in a manner that would be in compliance with legal and

12

regulatory requirements (i) applicable to Borrower or such affiliates in purchasing such shares of Common Stock or (ii) if Borrower were deemed to be Lender or Ship Finance or an affiliated purchaser of Lender or Ship Finance, that would be applicable to Lender or Ship Finance in purchasing such shares of Common Stock.

(b)           Notwithstanding anything to the contrary herein, if all or a portion of a Loan terminates pursuant to Section 4 and, on the date on which the related Loaned Shares are due to Lender, the purchase or borrow of shares of Common Stock in an amount equal to all or any portion of the number of Loaned Shares to be delivered in accordance with Section 4 shall (A) be prohibited by any law, rules or regulation of any governmental authority to which it is or would be subject (including rules or codes of conduct generally applicable to members of any self-regulatory organization of which Borrower is a member or to the regulation of which it is subject (whether or not such rules or codes of conduct are imposed by law or have been voluntarily adopted by Borrower)) or would be unadvisable if Borrower or its affiliate were to effect such purchases of Loaned Shares as if Borrower or its affiliate, as the case may be, were Lender or an affiliated purchaser of Lender while remaining in compliance with such law, rules, regulations or codes of conduct, (B) violate, or would upon such purchase or borrow likely violate, any order or prohibition of any court, tribunal or other governmental authority,  (C) require the prior consent of any court, tribunal or governmental authority prior to any such purchase, (D) subject Borrower or its affiliate making such purchase or borrow, in its commercially reasonable judgment exercised in good faith, to any liability or potential liability under any applicable federal securities laws (including, without limitation, at any time Lender is not a Foreign Private Issuer, Section 16 of the Exchange Act), or (E) be commercially impracticable, in the reasonable judgment of Borrower, as a result of a demonstrable legal or regulatory impediment (including regulations of self-regulatory organizations) to such purchases in the time period required by Section 4 (each of (A), (B), (C), (D) and (E), a "Legal Obstacle"), then, in each case, Borrower shall immediately notify Lender of the Legal Obstacle and the basis therefor, whereupon Borrower's obligations under Section 4 shall be suspended until such time as no Legal Obstacle with respect to such obligations shall exist (a "Repayment Suspension"); provided that, in the case of an inability of the Borrower to return such purchase of Common Stock or the delivery of such Common Stock to the Lender shall be impracticable under clause (E) above, Borrower shall take all commercially reasonable steps to purchase such Common Stock as soon as possible after the cause of such inability shall be rectified.  Following the occurrence of and during the continuation of any Repayment Suspension, Borrower shall use commercially reasonable best efforts to remove or cure the Legal Obstacle as soon as practicable; provided that (except in circumstances where the Legal Obstacle resulted from the failure by Borrower to comply with applicable securities laws or regulations or the rules of a securities self-regulatory organization) Lender shall promptly reimburse all reasonable costs and expenses (including of legal counsel to Borrower) incurred, or, at Borrower's election, provide adequate surety or guarantee for any such costs and expenses that may be incurred, by Borrower, in each case in removing or curing any Legal Obstacle described in Clause (A), (B), (C), (D) or (E) immediately above.  If Borrower cannot remove or cure the Legal Obstacle within five Business Days, then Lender shall have the right at any time thereafter, upon prior written notice, to require Borrower to elect to either (a) pay to Lender, in lieu of the delivery of Loaned Shares in accordance with Section 4(c), the

13

Replacement Cash (as defined below) within five Business Days of such notification (with the Average Closing Price in such case measured over the ten consecutive Business Day period ending on the Business Day immediately preceding such notification date) or (b) provide collateral to Lender in lieu, and with a value equal to, the Replacement Cash.  If Borrower is unable to remove or cure the Legal Obstacle within 30 Business Days of the termination of the Loan under Section 4, then Borrower shall, upon the written request of Lender, pay to Lender, in lieu of the delivery of Loaned Shares in accordance with Section 4, an amount in immediately available funds (the "Replacement Cash") equal to the product of the Average Closing Price and the number of Loaned Shares otherwise required to be delivered.  Such payment will be made by Borrower, and Borrower shall notify Lender of the Average Closing Price and expected date of such payment, as soon as practicable after the determination of the Average Closing Price by Borrower pursuant to the terms of this Agreement.  As used herein, "Average Closing Price" is the average Closing Price during the ten consecutive Business Day period ending on the Business Day immediately preceding such 30th Business Day multiplied by (B) the number of Loaned Shares then outstanding.

(c)           Upon the termination of the Loan by Lender under Section 9, Borrower may, with the prior consent of, and in consultation with, Lender, in lieu of the delivery of Loaned Shares in accordance with Section 4(c), pay to Lender within 10 Business Days of receiving such request or such other time period as Lender and Borrower may agree, Replacement Cash in respect of all or a portion of the relevant Loaned Shares equal to the product of the Average Closing Price or Closing Price and the number of Loaned Shares otherwise required to be delivered.  Such payment will be made by Borrower, and Borrower shall notify Lender of the Average Closing Price or Closing Price, as applicable, and expected date of such payment, as soon as practicable after the determination of the Average Closing Price or Closing Price by Borrower pursuant to the terms of this Agreement.

(d)           If Borrower shall fail to deliver Loaned Shares to Lender when due or in accordance with Section 10(a) or 10(b) above, then, in either case, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right (upon prior written notice to Borrower) to purchase a like amount of Loaned Shares ("Replacement Shares") in the principal market for such securities in a commercially reasonable manner; provided that if any Repayment Suspension or failure to deliver shall exist and be continuing, Lender may not exercise its right to purchase Replacement Shares unless Borrower shall fail to deliver the Loaned Shares or pay the Replacement Cash to Lender when due in accordance with Section 10(a) or (b) above.  To the extent Lender shall exercise such right, Borrower's obligation to return a like amount of Loaned Shares or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement Shares (plus all other amounts, if any, due to Lender hereunder), all of which shall be due and payable within three Business Days of notice to Borrower by Lender of the aggregate purchase price of the Replacement Shares.  The purchase price of Replacement Shares purchased under this Section 10 shall include broker's fees and commissions or other reasonable costs, fees and expenses related to such purchase.

Section 11.                      Transfers.

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(a)           All transfers of Loaned Shares to Borrower hereunder shall be made by the crediting by a Clearing Organization of such Loaned Shares to the Borrower's "securities account" (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization, which shall be Deutsche Bank AG, London Branch DTC#573 Account Number 906-43240, or such other account as Borrower shall inform Lender.  All transfers of Loaned Shares to Lender hereunder shall be made by the crediting of such Loaned Shares to Lender's Designated Account (whereupon, for the avoidance of doubt, such Loaned Shares credited to Lender's Designated Account shall become the property of Lender, and Borrower shall have no voting, dispositive control or pecuniary interest with respect thereto).  In every transfer of "financial assets" (within the meaning of Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (i) to effect a delivery to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement in favor of the transferee under Section 8-501 of the UCC, (ii) to enable the transferee to obtain "control" (within the meaning of Section 8-106 of the UCC), and (iii) to provide the transferee with comparable rights under any applicable foreign law or regulation that is applicable to such transfer.

(b)           All transfers of cash hereunder to Borrower or Lender shall be by wire transfer in immediately available, freely transferable funds, or, at Borrower's election and notice to Lender, delivered to an account of Lender maintained at Borrower or an affiliate of Borrower.

(c)           A transfer of securities or cash may be effected under this Section 11 on any day except a day on which the transferee is closed for business at its address set forth in Section 15 or Section 2  or a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

(d)           The rights and duties of Borrower under this Agreement may not be assigned or transferred by Borrower without the prior written consent of Lender, such consent not to be unreasonably withheld; provided that Borrower may assign or transfer any of its rights or duties hereunder to Borrower's ultimate parent entity or any directly or indirectly wholly-owned subsidiary or affiliate of Borrower's ultimate parent entity (a "Permitted Transferee") without the prior written consent of Lender as long as such Permitted Transferee is of equal or better credit rating as the borrower or is guaranteed by the Borrower or an entity of equal or better credit rating as the Borrower.

(e)           The rights and duties of Lender or Ship Finance under this Agreement may not be assigned or transferred by Lender or Ship Finance, as the case may be, without the prior written consent of Borrower.

(f)           Any purported transfer that is not in compliance with Section 11(d) or 11(e) of this agreement, as the case may be, shall be null and void.

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Section 12.                      Indemnities.
(a)           Lender and Ship Finance hereby agree, jointly and severally, to indemnify and hold harmless Borrower and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses (and, in the event Ship Finance is no longer a Foreign Private Issuer, losses relating to Borrower's market activities as a consequence of becoming, or of the risk of becoming, subject to Section 16(b) under the Exchange Act, including without limitation, any forbearance from market activities or cessation of market activities and any losses in connection therewith or with respect to this Agreement) incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with, (i) any breach by Lender or Ship Finance of any of its representations or warranties contained in Section 7 or (ii) any breach by Lender or Ship Finance of any of its covenants or agreements in this Agreement.

(b)           Borrower hereby agrees to indemnify and hold harmless Lender and Ship Finance and their affiliates and their former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses incurred or suffered by any such person or entity directly or indirectly arising from, by reason of, or in connection with (i) any breach by Borrower of any of its representations or warranties contained in Section 7or (ii) any breach by Borrower of any of its covenants or agreements in this Agreement.

(c)           In case any claim or litigation which might give rise to any obligation of a party under this Section 12 (each an "Indemnifying Party") shall come to the attention of the party seeking indemnification hereunder (the "Indemnified Party"), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby.  The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 12.  Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

(d)           An Indemnifying Party shall be entitled to participate in the defense of any claim and, to the extent that it shall wish, jointly with any other Indemnifying Party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party (who shall not, except with the consent of the Indemnified Party, be counsel to the Indemnifying Party), and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such Indemnified Party, in connection with the defense thereof other than reasonable costs of investigation.  No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (regardless of whether the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.  An Indemnified Party shall not make any settlement of any claim or litigation under this Section 12 without the written consent of the Indemnifying Party.

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Section 13.                      Termination Of Agreement.

(a)           This Agreement shall terminate on the first Business Day following the last day of the Loan Availability Period, and may be terminated earlier (i) at any time by the written agreement of Lender and Borrower, or (ii) by Lender or Borrower upon the occurrence of a Default of the other party.

(b)           Unless otherwise agreed by Borrower and Lender, the provisions of Section 12 shall survive the termination of this Agreement.

Section 14.                      [Reserved]

Section 15.                      Notices.

(a)           All notices and other communications hereunder shall be in writing and if delivered in person, by courier or mail shall be deemed to have been duly given when received, and if delivered by email shall be deemed to have been duly given when sent, provided such email was sent to the correct email address.

(b)           All such notices and other communications shall be directed to the following address:

(i)           If to Borrower:

Deutsche Bank AG, London Branch
60 Wall Street
New York, New York 10005
Attention: John Arnone
Email: john.arnone@db.com

Deutsche Bank AG, London Branch
60 Wall Street
New York, New York 10005
Attention: Andrew Yaeger
Email: andrew.yaeger@db.com

17

(ii)           If to Lender to:
Mailing address:

André Reppen
c/o Ship Finance Management AS
P.O. Box 1327 Vika
0112 Oslo
Norway
Phone: +47 23114000
Fax: +47 23114035
Email: andre.reppen@shipfinance.no

Courier address:

André Reppen
c/o Ship Finance Management AS
Bryggegata 3
0250 Oslo
Norway
Phone: +47 23114000
Fax: +47 23114035
Email: andre.reppen@shipfinance.no

(iii)           If to Ship Finance to:

Mailing address:

André Reppen
c/o Ship Finance Management AS
P.O. Box 1327 Vika
0112 Oslo
Norway
Phone: +47 23114000
Fax: +47 23114035
Email: andre.reppen@shipfinance.no

Courier address:

André Reppen
c/o Ship Finance Management AS
Bryggegata 3
0250 Oslo
Norway
Phone: +47 23114000
Fax: +47 23114035
Email: andre.reppen@shipfinance.no

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(c)           In the case of any party, at such other address or email address as may be designated by written notice to the other parties.

Section 16.                      Governing Law; Submission To Jurisdiction; Severability.

(a)           This Agreement shall be governed by and construed in accordance with the laws of the State of New York, but excluding any choice of law provisions that would require the application of the laws of a jurisdiction other than New York.

(b)           EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR ANY LOAN HEREUNDER AND (B) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.

(c)           EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)           Lender hereby appoints Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, as agent for service of process.

(e)           To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

Section 17.                      Counterparts.  This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto to have executed this Agreement as as a Deed as of the date and year first above written.

DEUTSCHE BANK AG, LONDON BRANCH,
as Borrower

By: ______________________ John Arnone
Name: Managing Director
Title:

By: ______________________ Lars Kestner
Name: Managing Director
Title:

SFL CAPITAL II LTD.
as Lender

By: ______________________
Name:
Title:

SHIP FINANCE INTERNATIONAL LIMITED

By: ______________________
Name:
Title:

20

IN WITNESS WHEREOF, the parties hereto to have executed this Agreement as as a Deed as of the date and year first above written.

DEUTSCHE BANK AG, LONDON BRANCH,
as Borrower

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

SFL CAPITAL II LTD.
as Lender

By: ______________________________
Name: GEORGINA E. SOUSA
Title: DIRECTOR

SHIP FINANCE INTERNATIONAL LIMITED

By: ______________________________
Name:
Title:

21

IN WITNESS WHEREOF, the parties hereto to have executed this Agreement as as a Deed as of the date and year first above written.

DEUTSCHE BANK AG, LONDON BRANCH,
as Borrower

By: ____________________________
Name:
Title:

By: ____________________________
Name:
Title:

SFL CAPITAL II LTD.
as Lender

By: ____________________________
Name:
Title:

SHIP FINANCE INTERNATIONAL LIMITED

By: ____________________________
Name: OLE B. HJERTAKER
Title: ATTORNEY-IN-FACT

22

ANNEX A

January 25, 2013

SFL CAPITAL II LTD.
c/o Ship Finance Management AS
P.O. Box 1327 Vika
0112 Oslo
Norway
Attn: André Reppen

Borrowing Notice

Ladies and Gentlemen:

Reference is made to the share lending agreement dated January 25, 2013 ("Share Lending Agreement"), by and among SFL Capital II Ltd. ("Lender"), Ship Finance International Limited and Deutsche Bank AG, London Branch ("Borrower") that, pursuant to its terms and subject to the limitations therein, Borrower hereby notifies Lender that Borrower is borrowing 6,060,606 shares of common stock. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Share Lending Agreement.

DEUTSCHE BANK AG, LONDON BRANCH

Exhibit 5.1

SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

February 1, 2013

Ship Finance International Limited Par-la-Ville Place 14 Par-la-Ville Road Hamilton HM 08 Bermuda

Re:	Ship Finance International Limited

Ladies and Gentlemen:

We have acted as New York counsel to Ship Finance International Limited, a corporation organized under the laws of the Islands of Bermuda (the "Company") in connection with (i) the issuance and sale of up to $350,000,000 aggregate principal amount of 3.25% convertible senior notes due 2018 (the "Notes") convertible into the Company's common shares, par value $1.00 per share (the "Underlying Shares" and together with the Notes, the "Securities"), to be issued pursuant to the provisions of an indenture dated January 30, 2013 between the Company, U.S. Bank National Association, as trustee (the "Trustee"), and Deutsche Bank Trust Company Americas, as paying agent, conversion agent and Notes registrar as supplemented by the first supplemental indenture dated January 30, 2013 between the Company, the Trustee and Deutsche Bank Trust Company Americas, as paying agent, conversion agent and Notes registrar (the "Supplemental Indenture" and collectively, the "Indenture"), (ii) the underwriting agreement dated January 25, 2013 (the "Underwriting Agreement") by and between the Company and Deutsche Bank Securities Inc. and ABG Sundal Collier Inc., as the underwriters (the "Underwriters"), and (iii) the preparation of the Company's registration statement on Form F-3ASR (Registration No. 333-170598) including the prospectus of the Company and a supplement thereto (the "Prospectus"), with respect to the issuance and sale of the Securities included therein (the "Registration Statement").

In rendering this opinion we have examined and relied on originals or copies of the following:

(a)	the Underwriting Agreement;

(b)	the Registration Statement;

Ship Finance International Limited
February 1, 2013

(c)	the Indenture;

(d)	the Notes;

(e)	the Prospectus;

(f)	the Memorandum of Association and the Amended and Restated Bye-laws of the Company; and

(g)	each document incorporated or deemed to be incorporated by reference into the Prospectus.

We have made such other inquiries and examined such other documents as we have considered appropriate for the purpose of giving the opinion set forth below.

We have also examined and relied, as to factual matters, upon originals, or copies certified to our satisfaction, of such records, documents, certificates of officers of the Company and of public officials and other instruments, and made such other inquiries, as, in our judgment, are necessary or appropriate to enable us to render the opinion expressed below.  As to questions of fact material to this opinion, we have, with your approval, where relevant facts were not independently established, relied upon, among other things, the representations made in the Underwriting Agreement, the Indenture and certificates of officers of the Company.

On the basis of the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that when the Notes have been duly executed and delivered by the Company and duly authenticated by the Trustee and paid for by the Underwriters in accordance with the terms of the Indenture and the Underwriting Agreement, the Notes will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and will be entitled to the benefits of the Indenture.

This opinion is limited to matters of the laws of the State of New York.  We express no opinion with respect to the law of any other jurisdiction.

Ship Finance International Limited
February 1, 2013

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 6-K of the Company and to the incorporation by reference of this opinion into the Registration Statement. In giving this consent, we do not admit we are "experts" within the meaning of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any part of the Registration Statement.

Sincerely,

/s/ Seward & Kissel LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
Date: February 4, 2013	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer Ship Finance Management AS (Principal Executive Officer)